                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

    TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 13e-3 THEREUNDER

             RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                            Moyco Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            Moyco Technologies, Inc.
                               Marvin E. Sternberg
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.005 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624720207
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                       Joseph S. Sternberg, Vice President
                  Moyco Technologies, Inc., 200 Commerce Drive,
                    Montgomeryville, PA 18936, (215) 855-4300
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_] A tender offer.

         d. [_] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation*                                    Amount of Filing Fee
---------------------                                     --------------------

      $79,190                                                   $15.84
--------------------------------------------------------------------------------

* For purposes of calculating the fee only, this amount assumes the acquisition of 1,759,780 shares of common stock of Moyco Technologies, Inc. for $.045 per share in cash in lieu of fractional shares issuable in a reverse stock split. The amount of the filing fee equals 0.0002 times the aggregate transaction value.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15.84            Filing Party: Moyco Technologies, Inc.

Form or Registration No.: Schedule 13E-3  Date Filed: May 5, 2003

                                  INTRODUCTION
                                  ------------

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Moyco Technologies, Inc. and Marvin E. Sternberg, the Chairman, President and Chief Executive Officer of Moyco, pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder. Moyco is submitting to its shareholders a proposal to approve and adopt Articles of Amendment to its Articles of Incorporation providing for a one-for-170,000 reverse stock split of Moyco's Common Stock, and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"). The Reverse Split proposal is upon the terms and subject to the conditions set forth in Moyco's Information Statement for its Special Meeting, a copy of which was filed under cover of Schedule 14C filed with the Securities and Exchange Commission simultaneously with this filing and is incorporated herein by reference in its entirety.

         All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

         The required information is incorporated herein by reference to the section in the information statement entitled "Summary Term Sheet."

Item 2. Subject Company Information.

         (a) The required information is incorporated herein by reference to
Part I, Item 1 of the Moyco's Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

         (b) As of June 30, 2003, there were outstanding 5,094,076 shares of Moyco's Common Stock, par value $.005 per share.

         (c) The information required with respect to quarters ended September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002 is incorporated herein by reference to Part II, Item 5 of the Annual Report on Form 10-K. For the quarters ended September 30, 2002, December 31, 2002, March 31, 2003 and June 30, 2003, the high and low closing prices of our common stock on the OTC Bulletin Board were $.75 and $.35, $.33 and $.17, $.18 and $.05, and $.06 and $.03, respectively.

         (d) The required information is incorporated herein by reference to
Part II, Item 5 of the Annual Report on Form 10-K. No dividend has been paid during the period beginning June 30, 2002 to June 30, 2003.

         (e) Not applicable.

         (f) The required information is incorporated herein by reference to the section in the information statement entitled "Prior Stock Purchases."

Item 3. Identity and Background of Filing Person.

         (a) (1) The required information relating to Moyco is incorporated herein by reference to Part I, Item 1 of the Annual Report on Form 10-K and the section of the Information Statement entitled "Security Ownership of Principal Shareholders and Management."

             (2) Marvin E. Sternberg, Moyco Technologies, Inc., 200 Commerce Drive, Montgomeryville, PA 18936, (215) 855-4300. Mr. Sternberg is the Chairman, President and Chief Executive Officer of Moyco.

         (b) Not applicable.

         (c) (1) The required information relating to Moyco is incorporated herein by reference to Part III of the Annual Report on Form 10-K and to the section of the Company's Proxy Statement for the year ended June 30, 2002 entitled "Election of Directors."

             (2) Mr. Sternberg is, and for the past five years has been, the Chairman, President and Chief Executive Officer of Moyco. He has not been convicted in a criminal proceeding nor has he been a party to any judicial or administrative proceeding during the past five years. Mr. Sternberg is a citizen of the United States.

Item 4. Terms of the Transaction.

         (a) The required information is incorporated herein by reference to the section of the information statement entitled "Description of the Amendment."

         (c) Not applicable.

         (d) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet--Dissenters' Rights" and "Description of the Amendment--Dissenters' Rights."

         (e) The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment."

         (f) The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors--Effects of the Amendment."

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

         (a) The required information is incorporated herein by reference to the section of the Company's Proxy Statement for the year ended June 30, 2002 entitled "Certain Relationships and Related Transactions."

         (b) Not applicable.

         (c) Not applicable.

         (e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (b) The securities acquired in the transaction will be retired.

         (c) (1) Not applicable.

             (2) Not applicable.

             (3) Not applicable.

             (4) Not applicable.

             (5) Not applicable.

             (6) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet" and "Special Factors--Effects of the Amendment."

             (7) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet" and "Special Factors--Effects of the Amendment."

             (8) The required information is incorporated herein by reference to the sections of the information statement entitled "Summary Term Sheet" and "Special Factors--Effects of the Amendment."

Item 7. Purposes, Alternatives, Reason and Effects.

         The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors."

Item 8. Fairness of the Transaction.

         The required information is incorporated herein by reference to the sections of the information statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment."

Item 9. Reports, Opinion, Appraisals and Negotiations.

         The required information is incorporated herein by reference to the section of the information statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment" and "--Opinion of Financial Advisor."

Item 10. Source and Amounts of Funds or Other Consideration.

         The required information is incorporated herein by reference to the section of the information statement entitled "Description of the Amendment - Source of Funds and Expenses."

Item 11. Interest in Securities of the Subject Company.

         (a) The required information is incorporated herein by reference to the section of the information statement entitled "Security Ownership of Principal Shareholders and Management."

         (b) None.

Item 12. The Solicitation or Recommendation.

         (d) The required information is incorporated herein by reference to the cover page of the information statement and the section entitled "About the Meeting.".

         (e) The required information is incorporated herein by reference to the cover page of the information statement and the sections of the information statement entitled "About the Meeting" and "Special Factors - Recommendation of the Board of Directors; Fairness of the Amendment."

Item 13. Financial Statements.

         (a) The required information is incorporated herein by reference to the section of the information statement entitled "Financial Information."

         (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

         (b) Not applicable.

Item 15. Additional Information.

         Not applicable.

Item 16. Exhibits.

         (a) The information statement is attached as Exhibit A hereto.

         (b) To be filed as part of an amendment to this Schedule 13E-3.

         (c) (1) Opinion of Stenton Leigh Capital Corp. dated April 21, 2003 (incorporated herein by reference from Appendix A to the information statement).

             (2) Valuation Opinion Report of Stenton Leigh Capital Corp. dated April 2, 2003 is attached as Exhibit B hereto.

         (d) Not applicable.

         (f) Not applicable.

         (g) Not applicable.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                MOYCO TECHNOLOGIES, INC.


                                                By: Joseph S. Sternberg
                                                   -----------------------------
                                                      Name:  Joseph S. Sternberg
                                                      Title: Vice President


                                                 Marvin E. Sternberg
                                                --------------------------------
                                                MARVIN E. STERNBERG


                                                  July 21, 2003
                                                --------------------------------
                                                Date

                                                                       Exhibit A

PRELIMINARY COPY

                            MOYCO TECHNOLOGIES, INC.
                               200 Commerce Drive
                       Montgomeryville, Pennsylvania 18936
                                 (215) 855-4300


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

         Date:             ___________, ___________, 2003
         Time:             10:00 a.m., local Eastern time
         Place:            Executive Offices of Moyco Technologies, Inc.
                           200 Commerce Drive
                           Montgomeryville, PA  18936

Purposes of the Meeting:

         o To amend our articles of incorporation to effectuate a 1-for-170,000 reverse split of our outstanding shares of common stock, pursuant to which each shareholder will receive one share of common stock for each 170,000 shares held.

         o To transact any other business that may properly come before the meeting.

Record Date:

         _______________, 2003 is the record date for the meeting. This means that holders of our voting stock at the close of business on that date are entitled to:

         o receive notice of the meeting; and

         o vote at the meeting and any adjournment or postponement of the meeting.

Proxy Solicitation:

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Voting:

         If you wish to vote your shares, you may do so by attending the special meeting and voting in person. You are urged to read the accompanying Information Statement in its entirety for a description of the actions to be taken by the majority shareholders of Moyco.



                                                      Joseph S. Sternberg
__________________, 2003                              Secretary

                                Table of Contents

                                                                           Page

About the Meeting                                                            1
         Summary Term Sheet                                                  3

Proposals To Be Voted Upon
         Proposal:  Amendment of Our Articles of Incorporation
         with Respect to the Reverse Stock Split                             7
                  Special Factors                                            7

                  Background                                                25
                  Description of the Amendment                              28
                  Financial Information                                     32

Stock Ownership
         Security Ownership of Principal Shareholders and Management        42

Appendix A:  Opinion of Stenton Leigh Capital Corp.                        A-1

PRELIMINARY COPY

                            MOYCO TECHNOLOGIES, INC.
                               200 Commerce Drive
                       Montgomeryville, Pennsylvania 18936
                                 (215) 855-4300

                            ________________________

                              INFORMATION STATEMENT
                                       for
                         Special Meeting of Shareholders

                             ________________, 2003

                            ________________________

                      WE ARE NOT ASKING YOU FOR A PROXY AND
                    YOU ARE REQUESTED NOT TO SEND US A PROXY.

                            ________________________

         This Information Statement is being mailed to you in connection with the special meeting of shareholders of Moyco Technologies, Inc., and any adjournment of such meeting, and contains information about the matter to be voted on at the special meeting. The meeting will be held on the date, at the time and place and for the purposes indicated in the foregoing notice.

         Shareholders of Moyco having the right to cast a sufficient number of votes at the special meeting to approve the matter to be voted on have advised Moyco that they intend to vote for the proposal. Accordingly, approval of the matter is assured without the affirmative vote of any other holders of shares.

ABOUT THE MEETING

Who can vote?

         You can vote if, as of the close of business on ____________, 2003, you were a shareholder of record of our common stock. On that date, _________ shares of our common stock were outstanding and entitled to vote. We do not have any other classes of voting stock outstanding. Each share of common stock is entitled to one vote.

What constitutes a quorum?

         The presence at the meeting of a majority of the outstanding shares as of the record date must be present to hold the meeting. Abstentions from voting will be counted toward a quorum.

What matters will be voted on?

         We do not intend to bring any other matters before the meeting except those listed in the notice, and we are not aware of anyone else who will submit any other matters to be voted on.

What vote is required and what is the method of calculation?

         Approval of the amendment to our articles of incorporation will require the affirmative vote of a majority of the votes that may be cast at the meeting, and approval of any other matter to be voted on at the meeting will require the affirmative vote of a majority of the votes that may be cast at the meeting. Abstentions will not be counted for or against matters to be acted on at the meeting. Our directors and executive officers, who as a group own approximately 67% of our common stock, have indicated that they intend to vote for the proposed amendment. Accordingly, your vote will not be required for the amendment to be approved.

Can I vote by proxy?

         No. We are not soliciting proxies from you in connection with the meeting and you are requested not to submit any proxy to us.

Who should I call if I have questions?

         You should call Joseph S. Sternberg, our Vice President, General Counsel and Secretary, at (215) 855-4300 with any questions you may have about the meeting.

                            ________________________


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the reverse stock split, passed upon the merits or fairness of the reverse stock split or passed upon the adequacy or accuracy of the disclosure in this Information Statement. Any representation to the contrary is a criminal offense.


                            ________________________

         This Information Statement provides you with detailed information about the proposed amendment to our articles of incorporation and related matters. We encourage you to read this entire document carefully.

         We make forward-looking statements in this Information Statement that are subject to risks and uncertainties. Forward-looking statements include information about possible or assumed future results of our operations or performance after the reverse stock split is accomplished. When we use words such as "believes," "anticipates," "expects," "intends," "targeted" and similar expressions, we are making forward-looking statements that are subject to risks and uncertainties. Various future events or factors may cause our results of operations or performance to differ materially from those expressed in our forward-looking statements. These factors include our growing customer concentration, the financial strength of our competitors, our inability to obtain or increase a line of credit and the difficulties being faced by the industry in which we operate.

                               SUMMARY TERM SHEET

         The following summary briefly describes the proposed amendment of our articles of incorporation which will give effect to the reverse stock split. While this summary describes the material terms that you should consider when evaluating the amendment, this Information Statement contains a more detailed description of the terms. We encourage you to read the entire Information Statement and the documents we have incorporated by reference before voting. We have included section references to direct you to a more complete description of the topics described in this summary.

         At the special meeting, we will be seeking shareholder approval of an amendment to our articles of incorporation that will provide for:

         o a 1-for-170,000 reverse stock split, pursuant to which each holder of our common stock will receive one share of common stock for each 170,000 shares held immediately prior to the effective date of the reverse stock split.

Effect of the Amendment

         As a result of the amendment of our articles of incorporation:

         o shareholders who have fewer than 170,000 shares of our common stock before the reverse stock split will receive cash in exchange for their shares of our common stock and will no longer have any ownership interest in Moyco. The cash payment will be equal to $.045 per share;

         o we will have fewer than 300 record shareholders and, therefore, we will be able to terminate the registration of our common stock under the Securities Exchange Act of 1934, which will mean that we will no longer be required to file reports with the Securities and Exchange Commission or be classified as a public company;

         o our common stock will no longer be traded on the OTC Bulletin Board and no public market will exist for our common stock; and

         o Marvin E. Sternberg, our Chairman, President and Chief Executive Officer, who currently owns 58% of our common stock, together with his two sons, Joseph Sternberg and Mark Sternberg, two of our officers who together own 7.4% of our common stock, will likely retain complete control of Moyco. (See "Proposal--Special Factors--Effects of the Amendment" beginning on page 10).

Purposes of and Reasons for the Amendment

         The primary purpose of the amendment is to reduce the number of record holders of our common stock to fewer than 300 so that we can "go private" and no longer be obligated to comply with the reporting and other requirements of the Exchange Act. An additional purpose of the amendment is to allow all of our minority shareholders to liquidate their holdings in an otherwise relatively illiquid environment, which will likely result in our principal shareholders retaining complete control of Moyco. See "Proposal--Special Factors--Purpose of the Amendment" beginning on page 7. Our reasons for proposing the amendment include:

         o the cost savings of approximately $150,000 per year that we expect to realize as a result of the termination of the registration of our common stock under the Exchange Act;

         o the additional savings in terms of our management's and employees' time that will no longer be spent preparing the periodic reports required of publicly traded companies under the Exchange Act and managing shareholder relations and communications;

         o the fact that we have not realized many of the benefits associated with being a publicly traded company, such as enhanced shareholder value and business credibility, due to the limited liquidity and low market price of our common stock;

         o the poor performance of our common stock in the public market has been a detriment to attracting and retaining high-quality employees and customers because of the perceived negative image that a low stock price creates; and

         o unlike other transactions in which the majority shareholder would likely assume control over our assets or common stock, the reverse stock split will permit the minority holders to liquidate their investment in us and receive fair value for their shares in the form of cash. In other circumstances, such as a bankruptcy or a foreclosure by one of our creditors, of which Marvin Sternberg is the second largest creditor, our assets would likely be insufficient to both satisfy all of our debts and provide cash for distribution to the shareholders. In any of such events, however, Mr. Sternberg, in his capacity as a creditor of the Company, would likely retain control over our assets and shares, and the minority shareholders would likely lose their entire investment. (See "Proposal--Special Factors--Reasons for the Amendment" beginning on page 9.)

Cash In Lieu of Fractional Shares

         In lieu of issuing fractional shares resulting from the reverse stock split, we will make cash payments based on a price per share equal to $.045 per share. However, our principal shareholders who will likely retain control of Moyco after the reverse stock split will forego any such cash payments in lieu of fractional shares. As in other instances in which cash is paid to shareholders in lieu of fractional shares, we desire to pay fair value for fractional shares. Accordingly, in determining such fair value, we retained Stenton Leigh Capital Corp., a firm engaged in financial consulting, to conduct an analysis of our equity and to issue a fairness opinion as to the price to be paid in lieu of fractional shares. See "Proposal--Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment" beginning on page 16.

Fairness of the Amendment

         We believe that the amendment of our articles of incorporation is fair to and in the best interest of our unaffiliated shareholders, both those who will be cashed out and those who will remain shareholders. The reverse stock split is fair to unaffiliated shareholders who will be cashed out because it will provide them with the opportunity to liquidate their holdings at a price they likely could not obtain in the marketplace, particularly given the limited liquidity for shares of our common stock, and without incurring brokerage costs. We believe that the certainty of receiving such price outweighs the fact that unaffiliated shareholders will not control the timing of the transaction or the price they will receive, as well as the fact that they will no longer be able to participate in any potential improvements in our performance or future earnings. Conversely, shareholders who wish to increase their holdings in order to avoid being cashed out may do so by purchasing shares of common stock on the open market prior to the effective time of the reverse stock split. We also believe that the amendment is fair to our unaffiliated shareholders since, in light of our financial condition, alternative actions which might be undertaken by us, such as filing for bankruptcy protection or a liquidation, or a foreclosure action undertaken by one of our creditors as a result of our inability to meet our obligations, would likely result in our shareholders (other than Mr. Sternberg) receiving no value for their shares, while the reverse stock split will afford minority shareholders with an opportunity to receive fair value for their shares. We also believe that the reverse stock split is fair to unaffiliated shareholders who may remain shareholders of Moyco because they will have the opportunity to participate in any future improvements in our financial performance. Furthermore, although the unaffiliated shareholders will still not collectively own a sufficient number of our shares to constitute a majority of our issued and outstanding shares, Mr. Sternberg, as the majority shareholder of the Company, will nonetheless continue to be obligated after the reverse stock split to consider such unaffiliated holders' interests in the Company in exercising his common law duties to the minority shareholders. See "Proposal--Special Factors--Alternatives Considered" beginning on page 8 and "-- Recommendation of the Board of Directors; Fairness of the Amendment" beginning on page 16.

         Our Board of Directors, including all of the independent directors (who constitute a majority of our directors), has unanimously approved the amendment. The Board, including Mr. Sternberg, has determined that the reverse stock split and going private transaction, as well as the price to be paid for the fractional shares resulting from the reverse stock split, is substantively fair to our unaffiliated shareholders in light of our weak financial condition, the market price of our common stock and our equity structure. In addition, the Board, including Mr. Sternberg, has determined that the amendment of our articles of incorporation is procedurally fair based on a number of factors, including our equity structure and the fairness opinion delivered by Stenton Leigh Capital Corp. See "Proposal--Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment" beginning on page 16.

Effectiveness of the Amendment

         The amendment of our articles of incorporation must be approved by the affirmative vote of a majority of the votes that may be cast at the meeting. Upon the approval of the amendment by our shareholders, we will promptly file an amendment to our articles of incorporation with the Pennsylvania Secretary of the Commonwealth and thereby effect the reverse stock split. We anticipate that the amendment will be effected on or around ____________, 2003. See "Proposal--Special Factors--Recommendation of the Board of Directors; Fairness of the Amendment" beginning on page 16.

Financing for the Reverse Stock Split

         We estimate that less than $80,000 will be required to pay for the fractional shares of common stock exchanged for cash in the reverse stock split, which we will pay from cash loaned to us by Marvin E. Sternberg, our Chairman, President and Chief Executive Officer. See "Proposal--Description of the Amendment" beginning on page 28.

Dissenters' Rights

         Under the Pennsylvania Business Corporation Law and our articles of incorporation and bylaws, our shareholders are not entitled to dissenters' or appraisal rights in connection with the reverse stock split. See
"Proposal--Description of the Amendment" beginning on page 28.

Tax Information

         The receipt of cash in exchange for fractional shares in connection with the reverse stock split will be a taxable transaction to you in the same way as if you sold your shares in the market for the same price as the price per share paid for fractional shares. See "Proposal--Special Factors--Federal Income Tax Consequences of the Reverse Stock Split" beginning on page 12.

Additional Information

         If you have questions about the amendment or would like additional copies of this Information Statement, please contact Joseph S. Sternberg, our Vice President, General Counsel and Secretary, at Moyco Technologies, Inc., 200 Commerce Drive, Montgomeryville, Pennsylvania, 18936, telephone: (215) 855-4300.

             PROPOSAL--AMENDMENT TO OUR ARTICLES OF INCORPORATION TO
                EFFECT A REVERSE STOCK SPLIT OF OUR COMMON STOCK

Special Factors

Purpose of the Amendment.

         The proposed amendment of our articles of incorporation will effect a reverse stock split designed to take Moyco private. The primary purpose of this amendment is to enable us to terminate the registration of our common stock under Section 12(g) of the Exchange Act by reducing the number of record holders of our common stock to fewer than 300. As of April 10, 2003, we had approximately 348 shareholders of record, of which all but three owned fewer than 170,000 shares, representing in the aggregate approximately 33% of our outstanding voting stock. The reverse stock split will allow us to pay these shareholders a fair price for their relatively illiquid shares.

         By terminating the registration of our common stock, we will be able to eliminate the expenses related to our disclosure and reporting requirements under the Exchange Act and, as a secondary matter, eliminate the administrative expenses we incur in servicing record shareholders who own small numbers of shares. Such deregistration will also enable our management and employees to devote more time and effort to our operations, rather than to completing the periodic reports required of a publicly traded company under the Exchange Act. In addition, we believe that "going private" may make us more attractive to existing and potential clients and employees by diminishing the negative impression we believe may exist as a result of our being a publicly traded company with a low market price per share.

         An additional purpose of the proposed amendment is to allow our minority shareholders to liquidate their holdings, while at the same time resulting in our principal shareholders likely retaining complete control of Moyco. We had approximately 348 record shareholders as of April 10, 2003, but approximately 58% of the voting power as of that date was held by Marvin E. Sternberg, our largest shareholder, Chairman, President and Chief Executive Officer, and approximately 67% of the voting power as of that date was held by our officers and directors as a group, including Mark Sternberg and Joseph Sternberg, Marvin Sternberg's sons. Based on the price of our common stock on July 16, 2003, the remaining voting shares have a market value of approximately $83,600. As a result, there is a limited market for our shares, and the Board of Directors believes there is little likelihood that a more active market will develop in the foreseeable future. Moreover, if the minority shareholders attempted to liquidate their investment through the public market, it is likely that the market could not support such a liquidation without there being a substantial deterioration in the market price for their shares. Consequently, the proposed amendment provides our minority shareholders with an opportunity to liquidate their investment in our shares on an orderly basis without the consequence of deteriorating market conditions and without having to incur brokerage fees or commissions.

         However, because we have more than 300 shareholders of record and our common stock is registered under Section 12(g) of the Exchange Act, we are required to comply with the disclosure and reporting requirements under the Exchange Act. The cost of complying with these requirements is substantial, representing an estimated annual cost to us of $150,000. Such expenses are incurred in connection with accounting and legal services provided to us as well as the public filing and dissemination of various reports and other information. We also incur printing, postage, data entry, stock transfer and other administrative expenses related to servicing our shareholders. Based on our experience in prior years, our direct costs associated with compliance with the SEC's reporting requirements are estimated as follows:

         Independent Auditors                                 $50,000
         Legal Counsel                                        $50,000
         Printing and Mailing                                 $20,000
         Transfer Agent                                       $20,000
         Investor Relations                                   $10,000

In light of these expenses and the limited trading market for our common stock, the Board of Directors believes that we receive little benefit from having our common stock registered under the Exchange Act.

         In addition to saving $150,000 in direct costs as described above, our management and employees will no longer be required to devote their time and energy to completing the periodic reports required of publicly traded companies under the Exchange Act. Instead, they will be able to focus their efforts on the operations of our business. Given our history of losses, management believes it is important to realize every opportunity to reduce overhead and focus our limited resources on becoming and remaining profitable.

         In view of the foregoing, we believe this amendment and resulting termination of the registration of our common stock will provide a more efficient means of using our capital to benefit our shareholders.

Alternatives Considered

         In making our determination to proceed with this amendment of our articles of incorporation, we considered other alternatives. We rejected these alternatives because we believed this amendment would be the fairest, simplest and most cost-effective manner in which to achieve the purposes described above. These alternatives included:


         o Issuer Tender Offer. We considered an issuer tender offer to repurchase shares of our outstanding common stock. However, the results of an issuer tender offer would be unpredictable due to its voluntary nature. Thus, we were uncertain as to whether this alternative would result in a sufficient number of shares being tendered so as to result in our stock being held by fewer than 300 shareholders of record. In addition, federal regulations impose rules regarding the treatment of shareholders in a tender offer, which could make it difficult to ensure that we would be able to reduce the number of shareholders below 300. As a result, we rejected this alternative.

         o Bankruptcy. We considered seeking protection under the U.S. bankruptcy laws. However, we determined that there were a number of factors unfavorable to us and our shareholders, causing us to reject this alternative. In particular, we were concerned that the filing of a bankruptcy petition would negatively affect our relationships with customers and their perceptions of our ability to continue to service their needs, leading many of them to further reduce their level of business or stop doing business with us. In addition, a bankruptcy reorganization would likely result in our shareholders losing their entire equity interest in Moyco and realizing no value for their shares. Furthermore, the costs associated with filing a bankruptcy petition and emerging from bankruptcy would have further depleted our resources and reduced the amounts our creditors would have realized in a reorganization.

         In addition to the foregoing alternatives we considered, we also recognized that our financial condition, combined with our inability to borrow funds to augment our cash from operations to continue our business, might prevent us from meeting our obligations to our creditors and result in a default in connection with our secured long-term debt or on the indebtedness due to Mr. Sternberg. See "--Background." In the event of a default and a foreclosure on our assets by our creditors, or in the event of an involuntary bankruptcy petition filed against us by our creditors, there would likely be insufficient assets to both satisfy our creditors and provide cash to our shareholders in respect of their shares. See "--Recommendation of the Board of Directors; Fairness of the Amendment."

Reasons for the Amendment

         As described above in "--Purpose of the Amendment," the reverse stock split will allow us to reduce our number of shareholders to fewer than 300 so that we may terminate the registration of our common stock. As a result of such termination, we will be able to save the administrative, accounting and legal expenses incurred in complying with the reporting requirements of the Exchange Act. We estimate that we will save approximately $150,000 per year in direct costs as a result of the reduction in the number of shareholders and the termination of the registration of our common stock under the Exchange Act. By no longer being a reporting company, we will not be required to file periodic reports with the SEC, thereby allowing our management and other employees to focus their efforts on the operations of the company rather than devoting their time to preparing such periodic reports and communicating with shareholders.

         In addition, in recent years our common stock has been very thinly traded and has been trading for less than $.10 per share since February 2003. In addition, some market makers have recently been bidding our shares at $.01 per share. We believe that as a result of our low average daily trading volume, holders of large blocks of shares have not been able to use the marketplace to sell those shares without significantly decreasing the market price of our stock. The high and low closing prices of our common stock on the Nasdaq National Market and OTC Bulletin Board for 2000, 2001 and 2002 are set forth on page 11 of our annual report on Form 10-K for the year ended June 30, 2002. The high and low closing prices on the OTC Bulletin Board for the fiscal quarters ended March 31, 2003 and June 30, 2003 were $.18 and $.05 and $.06 and $.03, respectively. The market value of the shares of our common stock owned by non-affiliates, which total approximately 33% of our common stock, was approximately $83,600 as of July 16, 2003. As a result, we do not believe that the registration of our common stock under the Exchange Act or the listing of our stock on the OTC Bulletin Board is benefiting our shareholders in proportion to the costs we incur as a result of this registration and listing.

         As a result of the reverse stock split, our minority shareholders will be able to liquidate their holdings, and our principal shareholders will likely obtain complete control of Moyco. In that regard, approximately 58% of our voting stock is currently held by Marvin E. Sternberg, our Chairman, President and Chief Executive Officer, and approximately 67% of our voting power is held by our officers and directors as a group, including Mark Sternberg and Joseph Sternberg, Mr. Sternberg's sons. Accordingly, all actions to be taken by Moyco that require shareholder approval can be controlled by affiliates of Moyco. The costs associated with complying with the federal securities laws with respect to the shares held by non-affiliates is extremely burdensome in light of the fact that all actions to be taken are predetermined.

Effects of the Amendment

         This amendment of our articles of incorporation will have various effects on Moyco and its shareholders, as described below:

         o Reduction in the Number of Shareholders of Record. Based on information as of April 10, 2003, we believe that the reverse stock split will reduce the number of record shareholders from approximately 348 to three.

         o Reduction in the Number of Outstanding Shares. Upon the effectiveness of the amendment, the number of outstanding shares of our common stock will decrease from approximately 5,094,076 to less than 25.

         o Control Vested in Principal Shareholders. Marvin E. Sternberg, our Chairman, President and Chief Executive Officer, and Mark Sternberg and Joseph Sternberg, Mr. Sternberg's sons and currently two of our officers, who collectively own approximately 65% of our issued and outstanding shares, will likely own 100% of our issued and outstanding shares.

         o Elimination of Exchange Act Registration. Our common stock is currently registered under the Exchange Act. After the amendment becomes effective, we will terminate the registration of our common stock so that we will no longer be subject to any reporting requirements under the Exchange Act and our common stock will no longer be traded. As a result, we expect to eliminate an annual direct cost of approximately $150,000 and indirect costs associated with having our common stock registered.

         o Financial Effects of the Amendment. We estimate that less than $80,000 will be required to pay for the fractional shares of our common stock exchanged for cash in the reverse stock split (our principal shareholders will forego any cash payments in lieu of fractional shares). Additionally, we estimate that professional fees and other expenses related to the transaction will total approximately $80,000. We do not expect that the payment to shareholders receiving cash in the reverse stock split or the payment of expenses will have any material adverse effect on our business. We intend to pay for such fractional shares and expenses from cash loaned to us by Marvin E. Sternberg. Such loan will be evidenced by a secured note on terms that will be negotiated between Mr. Sternberg and Moyco prior to consummation of the reverse stock split. You should read the discussion under "Description of the Amendment--Sources of Funds and Expenses" for a description of the sources of funds for the payments in connection with the reverse stock split and the fees and expenses we expect to incur in connection with the transaction. The reverse stock split and our termination of registration under the Exchange Act will not result in the accrual of any tax benefit to us and is not expected to have any material effect on our current ability to use any operating loss carryforwards to shelter future income.

         o Effects of the Amendment on Affiliates. We expect that the percentage of beneficial ownership of our common stock held by affiliates, including our executive officers and directors as a group and our principal shareholders, will increase an estimated 54%, from approximately 65% to100% as a result of the reverse stock split. Our principal shareholders, who will likely retain control of Moyco after the reverse stock split, will forego any cash payments in lieu of fractional shares. After this amendment, our common stock will not be registered under the Exchange Act, and, as a result, our executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16, and they will be deprived of the ability to dispose of their shares of common stock pursuant to Rule 144 under the Securities Act of 1933.

Potential Disadvantages of the Amendment

         A significant adverse effect of the amendment will be that, to the extent that shareholders who currently own less than 170,000 shares of our common stock are unable to purchase additional shares such that they own in excess of such number of shares prior to the effectiveness of the reverse stock split, such shareholders will have their shares purchased at a price determined by our Board of Directors. Accordingly, those shareholders will not have any control over the price or timing of the liquidation of their investment. In addition, such shareholders will not be able to participate in any future governance or potential future growth of Moyco.

         Another disadvantage of the amendment is the fact that our Board of Directors authorized the amendment at a time when our stock price was at an all-time low, demonstrative of the fact that our business is sustaining among its most significant losses and our industry remains severely troubled. Consequently, the very factors which have contributed to our financial crisis and which, in turn, have led our Board of Directors to authorize the amendment in an attempt to reduce our expenses by eliminating the costs of remaining a public company, have also resulted, directly and indirectly, in a very low cash-out price for our shareholders relative to prior periods.

         Only a limited public trading market currently exists for our common stock. The market liquidity for shares of our common stock after the amendment will be even less than it is now because our common stock will no longer be quoted on the OTC Bulletin Board and the number of shares of common stock available to be traded will decrease to less than 25.

         We will no longer be required to file public reports of our financial condition and other aspects of our business with the Securities and Exchange Commission after this amendment. As a result, remaining shareholders will have less legally mandated access to information about our business and results of operations than they had prior to the amendment.

Federal Income Tax Consequences of the Reverse Stock Split

         The discussion below is a general summary of material U.S. federal income tax consequences of the reverse stock split to Moyco and its shareholders. The conclusions in the following summary are not binding on the Internal Revenue Service and no ruling has been or will be obtained from the Internal Revenue Service in connection with the reverse stock split.

         The discussion does not purport to address all U.S. federal income tax considerations that may be relevant to shareholders in light of their particular circumstances. The discussion assumes that shareholders hold their shares of common stock as capital assets (generally for investment). In addition, the discussion does not address any foreign, state or local income tax consequences of the reverse stock split. In particular, the following summary does not address all U.S. federal income tax considerations applicable to certain classes of shareholders, including:

         o  financial institutions;

         o  insurance companies;

         o  tax-exempt organizations;

         o  dealers in securities or currencies;

         o  traders in securities that elect to mark-to-market;

         o persons that hold the common stock as part of a hedge, straddle or conversion transaction;

         o persons who are considered foreign persons for U.S. federal income tax purposes;

         o persons who acquired or acquire shares of common stock pursuant to the exercise of employee stock options or otherwise as compensation; and

         o persons who do not hold their shares of common stock as a capital asset.

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions now in effect, all of which are subject to change (and any such changes may be retroactive so as to apply to transactions before the date such changes are made). The consequences of any particular shareholder may differ depending on the shareholder's own circumstances and tax position. Accordingly, you are urged to consult your own tax advisors as to the specific tax consequences of the reverse stock split, including applicable federal, foreign, state and local and foreign tax consequences to you of the reverse stock split in light of your own particular circumstances.

         Moyco. We believe that the reverse stock split will be a tax-free reorganization described in Section 368(a)(1)(E) of the Code. Accordingly, Moyco will not recognize taxable income, gain or loss in connection with the reverse stock split.

         Shareholders Who Receive Shares of New Common Stock. A shareholder who receives only shares of new common stock in the transaction (i.e., a shareholder who owns a number of shares of old common stock equal to the product of 170,000 multiplied by a whole number) will not recognize gain or loss or dividend income as a result of the reverse stock split, and the tax basis and holding period of such shareholder in shares of old common stock will carry over as the tax basis and holding period of such shareholder's shares of new common stock.

         A shareholder who receives both shares of new common stock and cash in lieu of a fractional share will be treated as having exchanged a portion of his or her shares of old common stock for the shares of new common stock and as having had the balance of his or her old shares redeemed by us in exchange for the cash payment. Gain, if any, realized by such shareholders on the transaction will be recognized in an amount not in excess of the cash received. Recognized gain will be taxed either as a dividend to the extent of the shareholder's ratable share of our earnings and profits, if any (as that term is used in Section 316 of Code) or as capital gain. The determination whether the receipt of cash has the effect of the distribution of a dividend is made by applying the rules under Section 302 of the Code (See "Section 302 Tests" below). The tax basis and holding period of such shareholder in shares of old common stock will carry over as the tax basis and holding period of such shareholder's shares of new common stock.

         Shareholders Who Receive Only Cash. A shareholder who receives only cash in the reverse stock split (a shareholder that owns fewer than 170,000 shares of old common stock) will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code and, depending on a shareholder's situation, the transaction will be taxed as either:

         o A sale or exchange of the redeemed shares, in which case the shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for the redeemed shares; or

         o A cash distribution which is treated: (a) first, as a taxable dividend to the extent of allocable earnings and profits, if any;
            (b) second as a tax-free return of capital to the extent of the shareholder's tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

         Amounts treated as gain or loss from the sale or exchange of redeemed shares will be capital gain or loss. Amounts treated as a taxable dividend are ordinary income to the recipient; however, a corporate taxpayer (other than an S corporation) may be allowed a dividends received deduction subject to applicable limitations and other special rules.

         Under Section 302 of the Code, a redemption of shares from a shareholder as part of the reverse stock split will be treated as a sale or exchange of the redeemed shares if:

         o the reverse stock split results in a "complete termination" of the shareholder's interest in the company;

         o the receipt of cash is "substantially disproportionate" with respect to the shareholder; or

         o the receipt of cash is "not essentially equivalent to a dividend" with respect to the shareholder.

         These three tests (the "Section 302 Tests") are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318. Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in which the shareholder has an interest in addition to shares directly owned by the shareholder. For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents ("family attribution"). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities ("entity attribution"). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security. Constructively owned shares may be reattributed to another taxpayer. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to another taxpayer through family attribution.

         A shareholder who receives only cash in the reverse stock split (i.e., owns fewer than 170,000 shares of old common stock) and does not constructively own any shares of new common stock after the reverse stock split will have his or her interest in Moyco completely terminated by the reverse stock split and will therefore receive sale or exchange treatment on his or her old common stock. That is, such a shareholder will recognize gain or loss equal to the difference between the cash payment and the shareholder's tax basis for his or her old common shares.

         A shareholder who receives only cash in the reverse stock split and would only constructively own shares of new common stock after the reverse stock split as a result of family attribution may be able to avoid constructive ownership of the shares of new common stock by waiving family attribution and, thus, be treated as having had his or her interest in Moyco completely terminated by the reverse stock split. Among other things, waiving family attribution requires (a) that the shareholder have no interest in Moyco (including as an officer, director, employee or shareholder) other than an interest as a creditor and does not acquire such an interest during the ten-year period immediately following the reverse stock split other than stock acquired by bequest or inheritance and (b) including an election to waive family attribution in the shareholder's tax return for the year in which the reverse stock split occurs.

         A shareholder who receives cash in the reverse stock split and immediately after the reverse stock split actually or constructively owns shares of new common stock must compare (a) his or her percentage ownership immediately before the reverse stock split (i.e., the number of voting shares actually or constructively owned by him or her immediately before the reverse stock split divided by the number of voting shares outstanding immediately before the reverse stock split) with (b) his or her percentage ownership immediately after the reverse stock split (i.e., the number of voting shares actually or constructively owned by him or her immediately after the reverse stock split divided by the number of voting shares outstanding immediately after the reverse stock split).

         If the shareholder's post reverse stock split ownership percentage is less than 80% of the shareholder's pre-reverse stock split ownership percentage, the receipt of cash is "substantially disproportionate" with respect to the shareholder, and the shareholder will, therefore, receive sale or exchange treatment on the portion of his shares of old common stock exchanged for cash in lieu of fractional shares.

         If the receipt of cash by a shareholder fails to constitute an "exchange" under the "substantially disproportionate" test or the "complete termination" test, the receipt of cash may constitute an "exchange" under the "not essentially equivalent to a dividend" test. The receipt of cash by a shareholder will be "not essentially equivalent to a dividend" if the transaction results in a "meaningful reduction" of the shareholder's proportionate interest in the Moyco. If (a) the shareholder exercises no control over the affairs of Moyco (e.g., is not an officer, director or high ranking employee), (b) the shareholder's relative stock interest in Moyco is minimal, and (c) the shareholder's post reverse stock split ownership percentage is less than the shareholder's pre-reverse stock split ownership percentage, the receipt of cash will generally not be essentially equivalent to a dividend with respect to the shareholder and the shareholder will, therefore, receive sale or exchange treatment on the portion of his or her shares of old common stock exchanged for cash in lieu of fractional shares.

         In all other cases, cash in lieu of fractional shares received by a shareholder who immediately after the reverse stock split actually or constructively owns shares of new common stock will be treated: (a) first, as a taxable dividend to the extent of allocable earnings and profits, if any; (b) second as a tax-free return of capital to the extent of the shareholder's tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.

         Tax Withholding. Non-corporate shareholders of Moyco may be subject to backup withholding at a rate of 30% on cash payments received in the reverse stock split. Backup withholding will not apply, however, to a shareholder who
(a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 that will be included in the letter of transmittal that will be sent upon the effectiveness of the amendment, (b) who provides a certificate of foreign status on an appropriate Form W-8, or (c) who is otherwise exempt from backup withholding.

         As stated above, the preceding discussion is intended only as a summary of material U.S. income tax consequences of the reverse stock split and does not purport to be a complete analysis or discussion of all potential tax effects relevant to the reverse stock split. Thus, you are urged to consult your own tax advisors as to the specific tax consequences to you of the reverse stock split, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

Recommendation of the Board of Directors; Fairness of the Amendment

         The Board, including Mr. Sternberg, believes that this proposed amendment of our articles of incorporation is substantively and procedurally fair to and in the best interests of our shareholders, including unaffiliated shareholders. The Board of Directors, including those directors who are not employees of Moyco (who constitute a majority of our Board), unanimously approved the amendment that will effect the reverse stock split, and the Board unanimously recommends that the shareholders vote for approval and adoption of this amendment.

         Although the Board as a whole recommends that the shareholders vote in favor of this proposed amendment for the reasons set forth in "Special Factors--Purposes of the Amendment" and "--Reasons for the Amendment," no director or executive officer, other than Marvin Sternberg, is making any recommendation to the shareholders in his or her individual capacity.

         The securities rules governing "going private" transactions require Marvin Sternberg, our Chairman, President and Chief Executive Officer, to express his belief as to his recommendation with respect to the fairness of the proposed amendment. Mr. Sternberg is making the statements included in the section solely for purposes of complying with the requirements of Rule 13e-3 of the Exchange Act. Mr. Sternberg believes that the proposed amendment of our articles of incorporation is substantively and procedurally fair to and in the best interests of our shareholders, including our unaffiliated shareholders. As a member of our Board of Directors, Mr. Sternberg participated in the consideration of the proposed amendment by the Board and considered the same factors examined by the Board as a whole and described below under "--Determination of Substantive Fairness" and "--Determination of Procedural Fairness." Mr. Sternberg has adopted the conclusions and the underlying analyses of the Board. Mr. Sternberg believes the analyses and factors set forth below provide a reasonable basis to support his belief that the amendment is fair to our shareholders.

         Determination of Substantive Fairness. The Board considered a number of factors in determining the substantive fairness of the amendment, both to affiliated and unaffiliated shareholders, including the following factors favoring the amendment:

         o Financial Condition of Moyco. The Board considered this amendment in the context of our overall financial condition. As discussed under "Background" below, our financial condition has been deteriorating since the Spring of 2001. The difficulties facing the industry in which we operate, as witnessed by the financial difficulties of companies such as Tyco International, JDS Uniphase, Lucent Technologies and others, resulted from oversupplies due to inaccurate growth estimates of internet and fiber-optic build out. As a result, our sales to telecom component manufacturers fell from $6.5 million in fiscal 2001 to approximately $2 million today. Our overall sales fell nearly 50%, from $9.9 million in fiscal 2001 to $5.2 million in fiscal 2002. In addition, we recorded a loss from continuing operations of over $1 million for fiscal 2002. Accordingly, we considered a number of courses of action, including filing for bankruptcy protection. However, for the reasons described above under "Special Factors--Alternatives Considered," we determined that taking Moyco private was in the best interests of all parties involved. In reaching this conclusion, the Board recognized that under a bankruptcy reorganization, our unaffiliated shareholders would likely not have retained any equity interest in Moyco and would not have received any value for their equity interest. In particular, the Board determined that taking Moyco private would be more fair to our unaffiliated shareholders in that it would permit them to either receive cash for their fractional shares resulting from the reverse stock split, thereby recognizing some nominal value that they would not otherwise have received in a bankruptcy proceeding, or have the opportunity to maintain an equity interest in us if they own at least 170,000 shares of our common stock prior to the reverse stock split.

         o Current and Historical Market Prices of Our Common Stock. The Board considered the effect that terminating the registration of our common stock would have on the market for the common stock and the ability of shareholders to buy and sell shares. In October 1998, our common stock was delisted from the Nasdaq National Market for failing to meet listing requirements and in January 2003 it was delisted from the Nasdaq SmallCap Market, again for failing to meet listing requirements. Consequently, since January 2003, our common stock has been quoted on the OTC Bulletin Board, although there is a limited trading market for the stock. The price of a share of our common stock as of July 16, 2003 was $.05. The high and low sale prices for the common stock from January 1, 2000 to June 30, 2003 ranged from a high of $8.00 in March 2000 to a low of $.03 per share in April 2003. The high in March 2000 should be considered in light of the fact that it included the market valuation of our former dental supply business, which we sold in 2001, which at the time contributed approximately 60% of our profits and reflected a distribution to shareholders of $1.25 per share. The Board recognized that based on the financial condition of Moyco and the difficulties facing the industry in which we operate, as described above and under "Background" below, it was unlikely that the price per share would increase dramatically, if at all. Based on these factors, the Board believes that our shareholders derive little relative benefit from our status as a reporting company and that a liquid market for our common stock is not likely to develop in the near future.

         The Board noted that a benefit of the reverse stock split is that it will provide shareholders owning less than 170,000 shares with the ability to liquidate their holdings without incurring brokerage costs, particularly given the limited liquidity and low share price of our common stock. Because of the low market price of our common stock, the Board determined that, assuming the price of our common stock remains at its current levels, the price we will pay for fractional shares is fair to our unaffiliated shareholders. At the time Stenton Leigh Capital Corp. delivered its report with respect to the fairness of the price to be paid for fractional shares, the price per share of our common stock on the OTC Bulletin Board was $.03. In the Board's view, our stock price was consistent with the continuing trend in the decline in our stock price, reflecting the deterioration of our financial condition and our industry. Consequently the price per share at which shares would be cashed out as a result of the amendment represented, at that time, a 50% premium that would have been realized by our shareholders if they were able to sell their shares in the market. The Board recognized, however, that prior to the effectiveness of the amendment, the market price for our shares could fluctuate, even to a price in excess of the price to be paid for fractional shares in the reserve stock split, due to a number of reasons, including from the announcement of the proposed amendment and from other factors beyond our control and, possibly, unrelated to our financial condition and performance. In fact, the price to be paid for fractional shares currently represents a discount of approximately 10% to the market price for our common stock at July 16, 2003, and a discount of approximately 10% to 25% to the market prices of our common stock during the previous three months (except where the market price for our common stock during such time was less than $.045). Although the Board considered that these fluctuations might increase the market price for our common stock compared to the market price at the time when the proposed amendment was approved, the Board concluded, as noted above, that these possible fluctuations were not necessarily reflective of the Company's value in light of the historical decline in the market price for our common stock, and was but one factor considered in reaching the price at which shares would be cashed out. The Board also considered any possible discount to the market price as reasonable in light of the fact that the exchange of shares for cash in the reverse stock split would not be subject to any brokerage fees or commissions that would apply upon a sale of shares on the open market, and the fact that, due to our thin public float, the market could not support the sale of a large number of our shares without there being a substantial decline in the market price per share.

         o Liquidation Value and Going Concern Value. The Board considered the liquidation value of our assets based upon the report of our financial advisor in determining the fairness of the amendment. The liquidation value at March 31, 2003 was approximately $227,000, or $.045 per share. In light of our outstanding indebtedness, a liquidation of our assets would likely not generate sufficient cash to both satisfy our creditors and permit our shareholders to receive any cash in respect of their investment. The Board noted that the price per share to be paid to our minority shareholders in the reverse stock split would not be less than that which they would be entitled to receive in a liquidation. The Board relied upon the analysis conducted by Stenton Leigh Capital Corp. with respect to our liquidation value, and it adopts such analysis as its own. The Board did not need to separately consider the going concern value of our assets, which is defined as the liquidation value of a company's tangible assets plus the value of its intangible assets, because we have no intangible assets. As such, a going concern valuation would yield the same calculation as the liquidation value, as described above.

         o Fairness Opinion. The Board of Directors retained a financial advisor to assist it in determining the fairness of the amount of consideration to be offered in the reverse stock split to shareholders for their fractional shares. The analysis was conducted by Stenton Leigh Capital Corp., a financial consulting firm which regularly analyzes and advises companies with respect to various transactions. A description of the analysis and a summary of the fairness opinion are set forth below under "--Opinion of Financial Advisor." Stenton Leigh will receive a fee in the amount of $20,000 in connection with its rendering of the fairness opinion. There are no other current arrangements to compensate Stenton Leigh for any services rendered directly to us. The Board considered Stenton Leigh's fairness opinion together with the above factors in determining that the consideration to be paid for fractional shares is fair to our unaffiliated shareholders.

         o Cost Savings. The Board considered the views of management regarding the cost savings to be achieved by eliminating the reporting and disclosure requirements related to the registration of our common stock under the Exchange Act, including indirect savings resulting from reductions in the time and effort currently required of management to comply with the reporting and other requirements associated with continued registration of the common stock under the Exchange Act. The Board also considered the decrease in the expenses related to servicing our shareholders holding small positions in our stock that would result from the amendment. Our management determined that the amendment would result in cost savings of approximately $150,000 per year in direct costs as well as further savings in indirect costs through more efficient use of employees' time. The Board considered these facts in light of the fact that, at such time, the market value of our shares of common stock held by unaffiliated shareholders was approximately $52,800 as of April 22, 2003. The Board determined that the ongoing costs of remaining a public company would continue to have a severe financial impact on our cash flow and our business which, in turn, would have a correspondingly adverse impact on the market price for our common stock, making the disparity even greater between the costs and efforts to remain public and the benefits to be realized by our shareholders in remaining public. Consequently, the decision by our Board to eliminate these costs by terminating registration of our common stock under the Exchange Act outweighs any benefit to our unaffiliated shareholders of remaining a public company and continuing to incur costs which would likely result in a further deterioration in the value of their shares.

         o Fairness to Unaffiliated Shareholders Who Retain An Ownership Interest. The Board believes that the amendment is fair to unaffiliated shareholders who will retain an interest in Moyco after the reverse stock split is given effect because such shareholders will have the opportunity to participate in any potential future growth of Moyco and any benefits resulting from the reduction in costs realized from our going private. The Board also recognized that since the unaffiliated shareholders currently do not represent a majority of the issued and outstanding shares, the reverse stock split will not, as a practical matter, further disenfranchise the remaining unaffiliated shareholders of their voting rights relative to the majority shareholder. As such, the amendment is fair to unaffiliated shareholders who will retain an interest in Moyco after the reverse stock split is given effect because it preserves their ability to influence the direction of the Company through the exercise of their common law rights as minority shareholders to ensure that their future interests in the Company are considered by the majority shareholder and by our Board of Directors.

         The Board also considered the following factor, which it determined did not favor the amendment:

         o Reduction of Information to Shareholders. Termination of the registration of our common stock under the Exchange Act will substantially reduce the information required to be furnished by us to our shareholders. After we become a privately-held company, we will not be required to make the broad disclosure required under the Exchange Act and, accordingly, our remaining unaffiliated shareholders will be unable to obtain most of the information typically contained in our securities filings. While the Board determined that the limited information available to shareholders will be an unfavorable effect of the amendment, the Board did recognize that shareholders will have access to our corporate books and records to the extent provided by the Pennsylvania Business Corporation Law.

         The Board did not consider the following factors:

         o Book Value. Although the Board recognized that the net book value of the Company, which was $0.49 per share at March 31, 2003, was substantially higher on a per share basis than the per share price to be paid in lieu of fractional shares, the Board did not consider net book value as a useful factor because it is an accounting methodology based on the historical cost of our assets and, therefore, unlike a liquidation value, it does not reflect the current value of the Company. The Board also considered the fact that the market price of our shares seemed to substantially discount our book value as an appropriate measure of our true value.

         o Purchase Prices Paid in Previous Company Purchases. The Board did not consider the purchase prices paid in previous company purchases of our common stock. The Board believed such information to be irrelevant for these purposes because the prices paid in such previous purchases were based on values set by the market at a time when our prospects were perceived by the market to be substantially better than they are today. Purchases in the first half of 2002 ranged in price from $.92 per share to $1.13 per share. As our financial condition and the health of the industry in which we operate have continued to deteriorate, our stock price, together with the stock prices of others within our industry, has decreased significantly to reflect the market's perception of our (and our industry's) future prospects.

         o Firm Offers. We are not aware of any offers being made for our business or any of our assets. Accordingly, the Board did not consider this factor in determining the fairness of the amendment.

         The Board also addressed the impact of potential conflicts of interest of its members, particularly Marvin E. Sternberg, on the fairness of its determination in authorizing the amendment and the price at which fractional shares would be cashed out. The Board considered Mr. Sternberg's position as the principal shareholder, owning approximately 58% of our common stock, as well as his status as our second largest creditor, to whom over $500,000 is owing. As our financial condition deteriorated beginning in 2001, we attempted to obtain funds through traditional bank financing and strategic investments. When these efforts proved unsuccessful, to continue in business we had no choice but to borrow money from Mr. Sternberg who, as our majority shareholder, was willing to advance funds when no other source was available. As a significant creditor, Mr. Sternberg now has the ability to seek immediate repayment of the amounts advanced by him, as a result of which we would have no choice but to seek bankruptcy protection. In such event, our shareholders (other than Mr. Sternberg, in his capacity as a creditor) would likely lose their entire equity investment in Moyco and realize no value for their shares. The Board considered the fact that Mr. Sternberg, rather than exercising his rights as a creditor to force a bankruptcy, participated in authorizing a transaction in which shareholders will receive value for their shares, a decision which is contrary to his interests as a creditor, insofar as in a bankruptcy, he would have solely benefited at the expense of all other shareholders. Further, to address any potential conflict of interest in establishing the price which shareholders will receive for their fractional shares, the Board relied upon the opinion of an independent financial advisor, which opinion was adopted by the Board. The Board also concluded that a potential conflict of interest should not have the effect of disenfranchising Mr. Sternberg from exercising those rights afforded to him by law in his capacity as the majority shareholder, particularly insofar as Mr. Sternberg is obligated to exercise common law fiduciary duties in undertaking action affecting the minority shareholders. As a result of the foregoing, the Board concluded that the potential conflicts of interest did not affect the Board's determination of the fairness of the amendment.

         Opinion of Financial Advisor.

         In March 2003, we engaged Stenton Leigh Capital Corp. to undertake an independent valuation of and issue a fairness opinion as to the value of a minority interest in our common stock. The reason for the analysis was to aid the Board of Directors in placing a value on our shares of common stock for the purpose of issuing cash in lieu of fractional shares in connection with the reverse stock split. The Board retained Stenton Leigh after interviewing a number of large and mid-sized firms capable of conducting the analysis required by us. The Board selected Stenton Leigh based on price, which represented a substantial savings over the fees requested by the others that we interviewed, and based upon its capabilities with respect to undertaking a valuation of companies of our size and in our financial condition. Stenton Leigh delivered to our Board of Directors its Valuation Fairness Report on April 2, 2003 and its fairness opinion letter on April 21, 2003. A copy of the fairness opinion letter is attached as Appendix A, and you are encouraged to read it in its entirety. The Report is available for inspection and copying at our principal executive offices during regular business hours by any shareholder or any representative of such shareholder who has been so designated in writing. The Report is also available at the SEC's website, www.sec.gov. Stenton Leigh 's fairness opinion confirms that as of March 31, 2003, the fair market value of a minority interest in our common stock was $.045. Stenton Leigh has given its consent to the use of its fairness opinion in this Information Statement, and you may rely on it and the summary below in evaluating the fairness of the reverse stock split. The fee for this engagement was in no way influenced by the results of the valuation analysis.

         Stenton Leigh directed its opinion to the Board of Directors for the Board's consideration in connection with the cash to be paid to shareholders in lieu of fractional shares in connection with the reverse stock split. Stenton Leigh was not engaged to recommend the price to be paid in lieu of fractional shares in the reverse stock split. Rather, its opinion provides an analysis which was used by the Board in its determination of the price, and in the fairness of the price, to be paid for fractional shares. Stenton Leigh's opinion does not constitute a recommendation to you as to how any holder of our common stock should vote with respect to the amendment. The opinion addresses only the financial fairness as of March 31, 2003 of the value of the minority interest of Moyco's common stock. It does not address the relative merits of the amendment or any alternatives to the amendment. Further, it does not address our underlying decision to proceed with or effect the amendment.

         In connection with rendering its opinion, Stenton Leigh, among other things, reviewed: (i) our annual report on Form 10-K and quarterly reports on Form 10-Q and other recent public filings; (ii) our internally prepared balance sheet for the quarter ended March 31, 2003 and other preliminary financials with respect to such quarter; (iii) management's forecast financial statements with respect to fiscal years 2003 through 2005; (iv) relevant external and internal public information including economic, investment, industry, public market and transaction data; (v) lack of marketability and minority interest studies; (vi) certain information of a business and financial nature including financial forecasts and related assumptions; and (vii) it performed such other analyses and examinations as Stenton Leigh deemed appropriate.

         Set forth below under "Financial Information" is selected forecasted financial information which we provided to Stenton Leigh, at its request, in connection with its preparation of the Valuation Report. You should review the forecasted financial information together with the accompanying assumptions. The assumptions disclosed are those that the management believes are significant to the forecast. The forecasted financial information was based in part upon historical results, as contained in our annual report on Form 10-K for the fiscal year ended June 30, 2002 and in our quarterly reports on Form 10-Q for the quarters ended September 30 and December 31, 2002. You should review the annual quarterly reports for those historical results. The forecasted financial information will not be revised to reflect any differences between the forecasts and our actual results during the third and fourth quarters of our fiscal year ended June 30, 2003. The forecasts were prepared by management initially for internal purposes, but were provided to Stenton Leigh upon its request. No consideration was given to including the forecasts in the Information Statement when they were prepared.

         Representatives of Stenton Leigh initially met with management and members of the Board on February 6, 2003. Between such date and April 21, 2003, the date on which the final report was delivered to the Board, representatives of Stenton Leigh conducted a number of informal meetings with management, principally by telephone, to gather information relevant to the valuation analysis. During such meetings and discussions, members of our management, particularly our Chief Executive Officer and Chief Financial Officer, would typically discuss information contained in our financial statements and other information requested by and delivered to Stenton Leigh.

         In preparing its opinion, Stenton Leigh did not assume the responsibility to independently verify the information referred to above. Instead, with our consent, Stenton Leigh assumed the foregoing information to be accurate and complete in all material respects. Stenton Leigh assumed that there were no material changes in our assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to Stenton Leigh. Stenton Leigh assumed that the reverse stock split would be consummated in a manner that complies in all respects with the applicable provisions of the federal securities laws and all other applicable federal and state statutes, rules and regulations. In addition, Stenton Leigh did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Moyco, nor was Stenton Leigh furnished with any such appraisals.

         Stenton Leigh's opinion was based on economic, monetary and market and other conditions existing as of, and the information made available to it as of, March 31, 2003. Accordingly, although subsequent developments could potentially impact Stenton Leigh's opinion, Stenton Leigh has not assumed any obligation to update, revise or reaffirm its opinion. Our only instruction to Stenton Leigh was to conduct an analysis of the valuation of a minority interest in our common stock and to issue a report as to such valuation. We imposed no limitations on Stenton Leigh in preparing such report.

         Stenton Leigh's Report describes a number of broad approaches which are typically considered by financial advisors when undertaking a valuation analysis. These approaches include market, asset and income analyses, each of which employ a number of specific methodologies. For example, a market valuation may employ comparable company, net book value multiple, price to earnings, TIC to cash flow and mergers and acquisitions guideline methodologies and analyses while an asset valuation may employ net book value and liquidation value methodologies. Further, an income valuation may employ current and future income methodologies. Stenton Leigh's Report acknowledges that each of these valuation methodologies may not be applicable to every valuation undertaking. In fact, in its analysis of the valuation of a minority interest of our common stock, Stenton Leigh concluded that many of these specific methodologies were not appropriate for a number of reasons, including our history of and projected losses, our negative cash flow and our inability to obtain additional financing.

As such, Stenton Leigh did not ascribe a per share value to our common stock on the basis of those methodologies which it concluded were not appropriate. The following is a summary of the most significant analyses and factors considered by Stenton Leigh in connection with the completion of its Report and rendering of its opinion. Shareholders may review Stenton Leigh's detailed discussion of the general approaches and specific methodologies, including those deemed inapplicable by Stenton Leigh, by examining the final Report at the locations described above.

         Comparable Public Company Analysis. Stenton Leigh conducted a search of public companies operating in the chemical manufacturing, fabricated plastic and rubber, construction supplies and fixtures, electronic instruments and controls, and construction/raw materials industries which Stenton Leigh believed to be similar to Moyco.

         In selecting valuation multiples, Stenton Leigh compared the results of its search to our historical results and to that of the S&P 500. Stenton Leigh then adjusted the multiples to account for the guideline companies' size, revenue, profitability, trading volume and other characteristics.

         However, based on losses forecasted by our management and our inability to obtain additional financing, Stenton Leigh concluded that the comparable public company approach was not appropriate in the instant case and, accordingly, did not include its finding under this approach in it final valuation determination.

         Mergers and Acquisitions Guideline Company Methodology. Stenton Leigh analyzed information from mergers and acquisitions of guideline companies, both public and privately held. The intent was for sales and pricing information to then be applied to Moyco to determine its value. Stenton Leigh performed searches of the Pratt's Stats, Mergerstat, Public Company and Institute of Business Appraisers transaction databases. No identified transactions were utilized because the transactions included companies that were not in similar lines of business, were outdated, or not considered representative of today's market values.

         Asset Approach. Stenton Leigh calculated the net book value and net tangible book value of Moyco utilizing our internally prepared financial statements for March 31, 2003. We do not have any intangible assets on our balance sheet at March 31, 2002. Therefore net book value and net tangible book value both equal approximately $2,553,771 on such date.

         However, based on losses forecasted by our management and our inability to obtain additional financing, Stenton Leigh concluded that the asset approach was inappropriate in the instant case and did not use the approach in making its final determination of a minority interest in our common stock.

         Liquidation Value. Where it has been determined that a business is not viable as a going concern, it is typically valued on a liquidation value basis. Liquidation value can be determined under the scenario of a voluntary liquidation that assumes favorable circumstances to the shareholders, or forced liquidation which assumes the business is forced into receivership by its creditors.

         With respect to Moyco, Stenton Leigh based its assumptions on a voluntary liquidation scenario where the shareholders effectively control the liquidation process and seek to maximize proceeds on dissolution of the business. Presumably, the shareholders have determined that the net after tax proceeds from a voluntary liquidation will be greater than the net proceeds from a sale of the shares or net assets of the business.

         Under this scenario, all tangible and identifiable intangible assets where separately saleable are valued at their net realizable values. Net realizable value is defined as the estimated proceeds such assets are expected to fetch, net of disposition costs based on their value in exchange. Current liabilities are generally valued at their respective face values and long-term liabilities should be valued at their estimated present values.

         Based upon the current financial statements available for Moyco as of March 31, 2003, and Stenton Leigh's analysis, based on information provided by management, the net tangible asset liquidation value for Moyco was approximately $227,156.

         Income Approach. The basic concept of this approach is to project the future economic income associated with the investment and to discount the projected income stream to a present value at a discount rate appropriate for the expected risk of the prospective economic income stream.

         However, based on losses forecasted by our management and our inability to obtain additional financing, Stenton Leigh concluded that the income approach was inappropriate in the instant case and did not use the approach in making its final determination of a minority interest in our common stock.

         Conclusion. Based upon the analysis above, Stenton Leigh determined that the value of the minority interest in our common shares as of March 31, 2003 was equal to approximately $227,156, or $.0446 per share. Such value was determined using a liquidation value approach, as more completely described in the report provided to the Board of Directors, as Stenton Leigh determined it to be the only appropriate valuation method in light of our grave financial condition and as Stenton Leigh concluded that the other approaches would better apply to a going concern.

         Based on the analysis of Stenton Leigh, together with all of the foregoing factors, including the fact that our common stock was trading at $.03 a share as of April 22, 2003, the Board believes that, in lieu of fractional shares, the payment of cash in an amount equal to $.045 per share is substantively fair to our shareholders. Furthermore, the Board believes that in the overall context of Moyco's financial situation, this amendment is substantively fair to our shareholders, including unaffiliated shareholders as a group.

         Determination of Procedural Fairness. In accordance with Pennsylvania law, the affirmative vote of a majority of directors of the Company, and the affirmative vote of a majority of the outstanding shares of common stock, are required to approve the amendment. The amendment has been unanimously approved by the Board, including by all of the independent directors, who collectively constitute a majority of the Board. Of the three independent directors, two directors will have their shares of common stock cashed out in the reverse stock split and one director does not own any shares of our common stock. Pennsylvania law does not require that the amendment be approved by a majority of unaffiliated shareholders, although separate unaffiliated shareholder approval has occasionally been provided for by other companies in the context of affiliated going private transactions. In this case, however, the Board determined not to impose any voting requirement other than that required by law in seeking approval of the amendment. In reaching its decision, the Board considered that a majority of the Board approving the amendment was composed of independent directors, none of whom would remain as shareholders following the reverse stock split. The Board also considered its having obtained from Stenton Leigh an independent valuation of a minority interest in our common stock and by the Board's having adopted that opinion as its own. The Board also considered the common law rights and other legal safeguards available to minority shareholders whenever action is taken by the majority shareholders, even in the absence of appraisal rights being granted under the Pennsylvania Business Corporation Law in connection with a reverse stock split. In light of these safeguards, the Board concluded that separate voting by the unaffiliated shareholders was not required to ensure procedural fairness in approving the amendment, and instead determined to adhere to a basic premise underlying stock ownership as provided under Pennsylvania law (and the laws of virtually all other states), namely the right of the holders of a majority of the shares of common stock of a corporation to influence the direction of that corporation, including considering and approving the amendment.

         No unaffiliated representative acting solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the amendment or preparing a report covering its fairness was retained by us or by a majority of directors who are not employees of Moyco. We have not made any provision in connection with the amendment to grant unaffiliated shareholders access to our corporate files, except as provided under the Pennsylvania Business Corporation Law, or to obtain legal counsel or appraisal services at our expense. With respect to unaffiliated shareholders' access to our corporate files, the Board determined that this Information Statement, together with our other filings with the SEC, provide adequate information for unaffiliated shareholders with respect to the amendment. The Board also considered the fact that under the Pennsylvania Business Corporation Law and subject to specified conditions set forth under Pennsylvania law, shareholders have the right to review our relevant books and records of account. In deciding not to adopt these additional procedures, the Board also took into account factors such as our size and financial capacity and the cost of such procedures.

         As described above, the Board of Directors obtained a fairness opinion by an independent financial advisor to determine whether the price to be offered to our shareholders for the fractional shares that will result from the reverse stock split will be fair.

         After consideration of the factors described above, the Board of Directors concluded that this amendment is procedurally fair, notwithstanding the absence of an unaffiliated shareholder approval requirement, an unaffiliated shareholder representative and the provision of legal counsel at our expense.

Background

         Until May 2001, we were engaged in, among other things, the manufacture, marketing and distribution of dental supplies, instruments and equipment, as well as the repackaging and distribution of other dental products for sale to the professional dental market. During the end of 2000 and the beginning of 2001, we were unable to pay our debts as they became due. Accordingly, in May 2001 we completed the sale of our dental business segment and used the cash proceeds to pay down debt, fund operations and pay for a special distribution to our shareholders. At such time, we turned our attention and efforts to our remaining business, that of fiber-optic material finishing and manufacturing.

         However, at the same time as the sale of our dental business, the fiber-optic consumables market experienced a severe downturn in conjunction with the continuing general economic downturn. Several of our most significant accounts, facing substantial financial uncertainty, reduced inventories and production levels to combat the economic problems then facing the fiber-optic industry as a whole. As a result, our sales fell nearly 50% from $9.9 million in fiscal 2001 to $5.2 million in fiscal 2002. In addition, we recorded a loss from continuing operations of over $1 million for fiscal 2002. During 2002, we initiated cost cutting measures, including layoffs which have reduced our employee base from 88 to 40, reductions in management-level salaries of at least 10% and changes in vendors to reduce expenses. During this time, we continued to work diligently with our customer base on new advanced products and pursued opportunities in markets outside of our core fiber-optic business, including implementing a diversification plan to target specific markets outside our core fiber-optic market, such as the metallurgy, automotive and cosmetic markets. Despite these efforts, losses continued. We believe these efforts have so far proven unsuccessful due primarily to our weak financial condition (particularly our lack of cash), which has limited our ability to effectively build a proper infrastructure to compete in such markets.

         We were once again unable to pay our debts as they became due and fund our operations. In September 2002, we restructured our debt obligations by entering into a mortgage agreement in the amount of $1,550,000. The proceeds were used to retire all outstanding long-term debt, buy out all capital leases and provide working capital. The funds we obtained from this financing have since been exhausted and are no longer available to fund working capital.

         As we are no longer able to borrow money from commercial sources on commercially reasonable terms in the absence of a personal guarantee from Marvin
E. Sternberg, our principal shareholder, Chairman, President and Chief Executive Officer, Mr. Sternberg has made periodic loans to fund our working capital requirements. Since June 2002, Mr. Sternberg has advanced us in excess of $500,000 to fund operations. Other than the obligations under the mortgage agreement described above, Mr. Sternberg is our largest creditor.

         As described above, during the first two weeks of October 2002, Mr. Marvin Sternberg had several telephone conversations with Dr. Marvin Cravetz and Mr. William Woodhead, two of our independent directors, to discuss the possibility of filing for bankruptcy protection. At these meetings, Mr. Sternberg advised the other directors that the Company's losses continued to mount and that financing continued to be unavailable unless he personally agreed to continue to provide loans. Mr. Sternberg also reviewed our prospects in light of the downturn in the industry which we operate and Mr. Woodhead and Dr. Cravetz concurred that our prospects were not favorable in light of our limited cash resources. At the same time, and in reviewing the merits of a reorganization under the U.S. bankruptcy laws, Messrs. Sternberg and Woodhead and Dr. Cravetz discussed a number of factors dictating against such an alternative, including that the filing of a bankruptcy petition would negatively affect our customers' perception of our ability to continue to service their needs, leading many of them to further reduce or terminate their business dealings with us. In addition, in a bankruptcy proceeding, they concluded that our shareholders would likely not retain any equity interest in Moyco, nor would they receive any value for their equity interest. Furthermore, the costs associated with filing a bankruptcy petition and emerging from bankruptcy would further deplete our resources and the amounts our creditors would realize in a reorganization.

         From November 7 through November 18, 2002, Marvin Sternberg and/or Joseph Sternberg, our Vice President and General Counsel, met several times in person and by telephone with Dr. Cravetz, Mr. Woodhead and Cathy Neifeld, another of our independent directors, to discuss bankruptcy and other possible corporate options, including a possible going private transaction or issuer tender offer. Marvin Sternberg advised the Board that, based upon our financial situation and lack of outside sources of financing, he would be required to advance additional sums for the foreseeable future for working capital and that losses would continue to be incurred. Joseph Sternberg advised the directors that a going private transaction would result in a deregistration of our common stock from the Exchange Act and the resulting elimination of the costs associated therewith. He also stressed the opportunity for shareholders to receive value from an otherwise relatively illiquid investment, particularly compared to what they could expect in a bankruptcy. Mr. Woodhead raised the issue of the cash price which would be paid for our shares in an issuer tender offer, as well as the source of cash to make any such payments. Mr. Sternberg agreed to discuss possible financing with Marvin Sternberg, and advised that the Board would seek advice from an independent financial advisor. Mr. Woodhead and Ms. Neifeld also suggested that Marvin Sternberg and Joseph Sternberg meet with Company counsel to discuss the implications of these two possible alternatives and report back to them with their findings.

         On January 23, 2003, Marvin Sternberg, Joseph Sternberg and Mark Sternberg, Administrative Vice President, met with Cozen O'Connor, our outside legal counsel, to discuss the possibility of undertaking a going private transaction. At that meeting, our counsel provided advice on the process of undertaking a reverse stock split and an issuer tender offer. Marvin Sternberg advised counsel of our ongoing financial strain and the objective of eliminating the substantial costs of being a reporting company in light of the relatively illiquid market and benefits to the shareholders from being a public company. At the meeting, counsel noted that an issuer tender offer could not assure the number of shareholders being reduced below 300, meaning that the Company might nonetheless remain public after that transaction.

         On January 27, 2003, Marvin Sternberg and Joseph Sternberg met informally with the remaining Board members to discuss their meeting with counsel. Marvin Sternberg proposed a reverse stock split by amending our articles of incorporation, which would result in making Moyco a privately-held company. Mr. Sternberg stated that he was willing to undertake the financing of the transaction in connection with the reverse stock split and would be prepared to discuss commercially reasonable terms. At a meeting of the Board held on January 29, 2003, the Board of Directors authorized Mr. Sternberg to interview and engage an independent financial advisor to assist the Board in determining the price which would be paid for fractional shares in the reverse stock split. At that meeting, each Board member also indicated such Board member's intent to vote in favor of the amendment.

         During early February, Marvin Sternberg interviewed several financial advisors, and in March 2003, we engaged Stenton Leigh to undertake an independent valuation of the minority interest in our common stock. See "Opinion of Financial Advisor" for a description of the process by which Stenton Leigh was engaged and their services on our behalf. On April 2, 2003, Stenton Leigh delivered their Valuation Fairness Report to the Board, and on April 21, 2003, it delivered its opinion as to the value of the minority interest. At a meeting of the Board of Directors held on April 23, 2003, the Board unanimously approved the amendment and authorized that the amendment be submitted to our shareholders for consideration and approval.

         At that meeting, the Board set the reverse stock split ratio at 1-for-170,000, recognizing that the effect of such a ratio would result in Marvin E. Sternberg, together with his sons, controlling virtually all of our outstanding shares. In reaching this determination, the Board considered a number of factors, without ascribing any relative weight to them. The Board recognized that Mr. Sternberg, as our primary creditor (after considering the obligations under our mortgage agreement described above), already has the ability to retain control over the shares and our assets by exercising his rights to demand payment of his loan and forcing us into bankruptcy. In such event, unlike the reverse stock split, all other shareholders would likely lose their entire investment. In addition, the Board recognized that Mr. Sternberg has been our only funding source over the past year and has been subject to all of the risks inherent in lending money to a financially troubled enterprise. The Board also considered the fact that Mr. Sternberg, together with his sons, all of whom currently manage the business and control almost 66% of our common stock, already influence and principally control the direction of Moyco, on both a long-term and day-to-day basis.

         Furthermore, if the Board did not liquidate the holdings of all minority shareholders, it would still be required to maintain policies and procedures designed to ensure shareholder communication. This would defeat a principal factor for authorizing the amendment and going private, namely to eliminate the costs and time expended by management related to shareholder relations, particularly the high costs associated with shareholder communications.

         The Board fixed the share ratio at 1-for-170,000 to ensure that all minority shareholders will be treated the same in that all will have their shares cashed out as fractional interests (the Board considered it unlikely, for the reasons described below under "Description of the Amendment," that a shareholder who did not already own 170,000 shares would purchase that number of additional shares as would be necessary to own 170,000 shares and remain a shareholder after the reverse stock split). Had the Board selected a lower, more arbitrary ratio, it would have reduced the number of shareholders to below 300, but it would have had the effect of treating minority shareholders differently based simply on the number of shares he or she owns, rather than on the basis of strategic or substantive considerations.

Description of the Amendment

         The Board of Directors has unanimously adopted resolutions declaring the advisability of, and submits to the shareholders for approval, an amendment to our articles of incorporation which:

         o effects a 1-for-170,000 reverse stock split of our outstanding common stock, pursuant to which each shareholder will receive one share of our common stock for each 170,00 shares held at the time the reverse stock split becomes effective. In lieu of issuing the fractional shares that will result from the reserve stock split, we will make cash payments equal to $.045 per share. However, our principal shareholders, who will likely retain control of Moyco after the reverse stock split, will forego any such cash payments in lieu of fractional shares.

         Promptly after the amendment is approved by the shareholders, we intend to terminate the registration of our common stock under Section 12(g) of the Exchange Act by filing a Form 15 with the SEC certifying that our common stock is held of record by fewer than 300 persons. Termination of registration of the common stock shall take effect 90 days thereafter or such shorter period as the SEC may determine. Our duty to file periodic and other reports under the Exchange Act shall be suspended immediately upon filing a Form 15; provided, however, that if the Form 15 is subsequently withdrawn or denied, we shall, within 60 days after the date of such withdrawal or denial, file with the SEC all reports that would have been required had the Form 15 not been filed.

         The effect of the amendment on the holders of our capital stock will be as follows:

Shareholders as of Effective Date                            Effect of Amendment
---------------------------------                            -------------------
Registered shareholders holding 170,000 or more shares of    Shares of common stock will be converted on a
common stock immediately prior to the amendment.             1-for-170,000 basis. Cash will be paid in lieu of
                                                             issuing any fractional shares.

Registered shareholders holding fewer than 170,000 shares    Shares of common stock will be cashed out at a price
of common stock immediately prior to the amendment.          equal to $.045. You will not have to pay any
                                                             commissions or other fees on this cash-out. Holders
                                                             of these shares will not have any continuing equity
                                                             interest in Moyco.

         Any holder of record of fewer than 170,000 shares of common stock who desires to retain an equity interest in Moyco after the effective date of the reverse stock split may do so by purchasing, prior to the effective date, a sufficient number of shares of common stock in the open market such that the total number of shares held of record in his or her name immediately prior to the reverse stock split is equal to or greater than 170,000. However, due to the limited trading market for our common stock, it is possible that a shareholder desiring to retain an equity interest may not be able to purchase enough shares to retain an equity interest at a fair price or at all, and, if the reverse stock split does not permit us to deregister our common stock, we may effect a subsequent reverse stock split to do so if the Board deems it advisable.

Legal Effectiveness and Conditions

         The amendment of our articles of incorporation will be effective upon the filing of articles of amendment with the Pennsylvania Secretary of the Commonwealth, which we anticipate will occur on or around ______________, 2003.

         We will cause the transfer agent of our common stock to send a letter of transmittal containing certain information and instructions to all record holders of our common stock as of the effective date of the amendment. On the effective date of the amendment, each certificate representing a share of our common stock outstanding immediately prior to the reverse stock split will be deemed, for all corporate purposes and without any further action by any person, to evidence ownership of the reduced number of shares of common stock and/or the right to receive cash for fractional shares. Each shareholder who owns fewer than 170,000 shares of record immediately prior to the amendment will not have any rights with respect to the common stock and will have only the right to receive cash in lieu of the fractional shares to which he or she would otherwise be entitled.

Exchange of Stock Certificates

         The letter of transmittal will provide the means by which shareholders will surrender their stock certificates and obtain new certificates evidencing the shares of our common stock and cash in lieu of fractional shares to which they are entitled after the reverse stock split. If certificates evidencing common stock have been lost or destroyed, we may, at our discretion, accept in connection with the reverse stock split a duly executed affidavit and indemnity agreement of loss or destruction in a form satisfactory to us in lieu of the lost or destroyed certificate. If a certificate is lost or destroyed, the shareholder may be required to submit, in addition to other documents, a bond or other security satisfactory to the Board indemnifying us and all other persons against any losses that occur as a consequence of the issuance of a new stock certificate. Please contact us if your stock certificates have been lost or destroyed. Additional instructions regarding lost or destroyed stock certificates will be included in the letter of transmittal that will be sent to shareholders after the amendment becomes effective.

         Except as described above relating to lost stock certificates, there will be no service charges or costs payable by shareholders in connection with the exchange of their certificates or in connection with the payment of cash in lieu of fractional shares. We will bear these costs.

         The letter of transmittal will be sent to shareholders promptly after the effective date of the amendment. Do not send in your stock certificate(s) until you have received and read the letter of transmittal.

Regulatory Approvals

         Aside from shareholder approval of this proposed amendment of our articles of incorporation, this amendment is not subject to any regulatory approvals.

Termination of Exchange Act Registration

         Our common stock is currently registered under the Exchange Act and quoted on the OTC Bulletin Board. We are permitted to terminate such registration if there are fewer than 300 record holders of outstanding shares of our common stock. As of the record date, we had 348 record holders of our common stock. Upon the completion of the amendment, we believe we will have three shareholders of record. We intend to terminate the registration of our common stock under the Exchange Act and to delist our common stock from the OTC Bulletin Board as promptly as possible after the effective date of the amendment.

         Termination of registration under the Exchange Act will substantially reduce the information required to be furnished by us to our shareholders. After we become a privately-held company, our shareholders will have access to our corporate books and records to the extent provided by the Pennsylvania Business Corporation Law.

         The amendment will make many of the provisions of the Exchange Act no longer applicable to us, including the short-swing profit provisions of Section 16, the proxy solicitation rules under Section 14 and the stock ownership reporting rules under Section 13. In addition, affiliate shareholders may be deprived of the ability to dispose of their Moyco common stock under Rule 144 promulgated under the Securities Act of 1933. Furthermore, there will not be a public market for our common stock, and market makers will not be able to make a market in our common stock.

         We estimate that termination of registration of our common stock under the Exchange Act will save us approximately $150,000 per year in legal, accounting, printing and other expenses, and will also enable our management to devote more time to our operations. See "Special Factors--Effects of the Amendment."

Source of Funds and Expenses

         We estimate that less than $80,000 will be required to pay for the fractional shares of common stock exchanged for cash in the reverse stock split (our principal shareholders will forego any cash payments in lieu of fractional shares). Additionally, we will pay all of the expenses related to the amendment. We estimate that these expenses will amount to $80,000. Such amount includes $20,000 for Stenton Leigh, $30,000 for legal fees, $15,000 for filing and printing expenses and $15,000 for our transfer agent. We intend to pay for such fractional shares and expenses from cash loaned to us by Marvin E. Sternberg. Such loan will be evidenced by a secured note on terms that will be negotiated between Mr. Sternberg and Moyco prior to consummation of the reverse stock split and which will be conditioned on approval of the amendment and effectiveness of the reverse stock split. We have not arranged for any alternative financing plans in the event our arrangement with Mr. Sternberg falls through. We anticipate repaying such loan from future revenues.

Prior Stock Purchases

         On October 16, 2001, our Board authorized the repurchase of up to $1 million of our common stock. From April 2002 through June 2002, we repurchased a total of 5,200 shares at a total cost of $4,670. Purchases ranged in price from $.92 per share to $1.13 per share, and the average purchase price for the quarter ending June 30, 2002 was $.90 per share.

Dissenters' Rights

         Under the Pennsylvania Business Corporation Law and our articles of incorporation and bylaws, our shareholders do not have the right to dissent from the reverse stock split and to receive a value for their shares in cash determined by an independent appraisal. Pennsylvania law affords minority shareholders common law rights as well as equitable remedies in ensuring that their interests are properly considered by majority shareholders undertaking action on behalf of a corporation.

Dividends

         We have not previously paid dividends on our common stock other than the special liquidating dividend related to the sale of our dental business, and we do not intend to pay dividends following the reverse stock split.

Financial Information

         The following sets forth certain financial information, including our audited consolidated financial statements for the two fiscal years required to be filed in our annual report on Form 10-K for the year ended June 30, 2002, our unaudited consolidated balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows and comprehensive income required to be filed in our quarterly report on Form 10-Q for the quarter ended March 31, 2003, our ratio of earnings to fixed charges for the two most recent fiscal years and interim periods and our book value per share as of the date of our most recent balance sheet presented. Copies of the aforementioned annual and quarterly reports, which contain Management's Discussion and Analysis of Financial Condition and Result of Operations, can be obtained at no charge to you by contacting us in writing at the address on the cover of this Information Statement. Also set forth below is selected forecasted financial information which we provided to Stenton Leigh, at its request, in connection with its preparation of the Valuation Report.

Year-End Consolidated Statements of Operations

                                                                               For the Year Ending June 30,
                                                                               ----------------------------
                                                                                 2002               2001
                                                                                 ----               ----
                             ASSETS:
                             -------
CURRENT ASSETS:
   Cash and cash equivalents                                                   $  107,474         $2,783,714
   Accounts receivable, net of reserves                                           665,122          1,195,852
   Amount held in escrow                                                               --          1,000,000
   Inventories                                                                  2,513,578          2,675,832
   Deferred income taxes                                                               --             23,821
   Income tax receivables                                                         445,000                 --
   Prepaid expenses and other current assets                                       24,684             14,360
                                                                               ----------         ----------

            Total current assets                                                3,755,859          7,693,579
                                                                               ----------         ----------
PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                            65,000             65,000
   Buildings and improvements                                                   2,154,561          2,146,055
   Machinery                                                                    3,312,084          2,711,574
   Furniture and fixtures                                                         386,551            379,850
   Automotive equipment                                                            91,119             91,119
   Construction in progress                                                        19,536                 --
   Less--Accumulated depreciation and amortization                             (3,662,324)        (3,394,183)
                                                                               ----------         ----------
            Net property, plant and equipment                                   2,366,527          1,999,415
                                                                               ----------         ----------
DEFERRED INCOME TAXES                                                                  --             87,475
                                                                               ----------         ----------
OTHER ASSETS                                                                       81,725             61,638
                                                                               ----------         ----------
                                                                               $6,204,111         $9,842,089
                                                                               ==========         ==========
              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------

CURRENT LIABILITIES:
   Current portion of capital lease obligation                                    $98,136            $84,882
   Current portion of long-term debt                                               34,535             51,050
   Accounts payable                                                               649,231          1,058,845
   Income taxes payable                                                                --          2,167,975
   Accrued expenses                                                               106,542            124,383
   Accrued expenses associated with discontinued operations                            --            709,799
                                                                               ----------         ----------
         Total current liabilities                                                888,444          4,196,934
                                                                               ----------         ----------
CAPITAL LEASE OBLIGATIONS                                                         641,685            246,205
                                                                               ----------         ----------
LONG-TERM DEBT                                                                    524,008            559,049
                                                                               ----------         ----------
ADVANCE FROM OFFICER                                                               68,369                 --
                                                                               ----------         ----------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
   Preferred stock, $.005 par value, 2,500,000 shares authorized,
       none issued and outstanding                                                     --                 --
   Common stock, $.005 par value, 15,000,000 shares authorized,
       5,813,736 shares issued and 5,081,576 shares outstanding at
       June 30, 2002; 5,767,582 shares issued at June 30, 2001                     29,063             28,883
Additional paid-in capital                                                         47,770                 --
Retained earnings                                                               4,159,890          4,961,516
Less--Treasury stock                                                             (155,118)          (150,448)
                                                                               ----------         ----------

         Total shareholders' equity                                             4,081,605          4,839,901
                                                                               ----------         ----------
                                                                               $6,204,111         $9,842,089
                                                                               ==========         ==========

                                       33

Year-End Consolidated Statements of Operations

                                                                                 For the Year Ending June 30,
                                                                            ---------------------------------------
                                                                                2002           2001        2000
                                                                                ----           ----        ----

NET SALES                                                                   $5,197,900     $9,902,780   $6,650,597

COST OF GOODS SOLD                                                           4,432,312      5,899,634    4,771,163
                                                                            ----------     ----------   ----------

Gross Profit                                                                   765,588      4,003,146    1,879,434

OPERATING EXPENSES:
    Sales and Marketing                                                        834,343        960,371      641,389
    Research and Development                                                    64,636         73,755       37,438
    General and Administrative                                               1,357,425      2,352,720    2,091,036
                                                                            ----------     ----------   ----------

    Total operating expenses                                                 2,256,404      3,386,846    2,769,863
                                                                            ----------     ----------   ----------

        Income (loss) from operation                                        (1,490,816)       616,300     (890,429)

INTEREST (EXPENSE), net                                                        (11,534)      (275,320)    (212,760)

OTHER INCOME, net                                                               32,746         56,355      270,516
                                                                            ----------     ----------   ----------

        Income (loss) from continuing operations before taxes               (1,469,604)       397,335     (832,673)

PROVISION FOR (BENEFIT FROM) INCOME TAXES                                     (399,442)       187,088     (278,212)
                                                                            ----------     ----------   ----------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                    (1,070,162)       210,247     (554,461)

DISCONTINUED OPERATIONS
    Income from operations of discontinued dental supplies business                 --      1,456,501    1,311,869
      segment (less applicable income taxes)
    Gain on sale of discontinued dental supplies business segment
      (less applicable income tax provision)                                   268,536      4,204,326           --
                                                                            ----------     ----------   ----------

NET INCOME (LOSS)                                                           $ (801,626)    $5,871,074   $  757,408
                                                                            ==========     ==========   ==========

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE
    Continuing operations                                                       $(0.21)         $0.04       $(0.11)
    Discontinued operations                                                         --           0.29         0.26
    Gain on sale of discontinued dental supplies business segment                 0.05           0.83         0.00
                                                                                ------          -----       ------
                                                                                $(0.16)         $1.16       $ 0.15
                                                                                ======          =====       ======
SHARES USED IN COMPUTING EARNINGS (LOSS)                                     5,050,758      5,037,349    5,034,392

Year-End Consolidated Statement of Cash Flows

                                                                                  For the Year Ending June 30,
                                                                            ------------------------------------------
                                                                              2002             2001            2000
                                                                              ----             ----            ----
OPERATING ACTIVITIES:
   Net income (loss)                                                        $ (801,626)      $5,871,074       $757,408
   Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
       Income from discontinued operations                                          --       (1,456,501)            --
       Gain on sale of dental supplies business segment                       (268,536)      (4,204,326)            --
       Gain on sale of property, plant and equipment                           (18,098)              --             --
       Provision for accounts receivable reserves                                   --          155,326         79,079
       Depreciation and amortization                                           283,205          297,092        719,823
       Issuance of common stock for services                                    48,000               --         78,750
       Deferred income taxes                                                   111,278           28,568         32,258
       (Increase) decrease in
            Accounts receivable                                                530,729          (98,970)        81,655
            Other receivables                                                       --         (950,132)       160,579
            Net income tax receivables/payable                              (2,612,975)       2,603,958        201,938
            Inventories                                                        162,254       (1,187,136)      (402,951)
            Prepaid expenses and other current assets                          (10,324)          (3,287)       (28,692)
            Other assets                                                       (20,087)          26,112        208,688
       Increase (decrease) in
            Accounts payable                                                  (409,614)         190,315       (607,606)
            Other long-term liabilities                                             --         (175,714)            --
            Other accrued expenses                                             (17,840)         464,162        (70,460)
                                                                            ----------        ---------      ---------
                 Net cash provided by (used in) operating activities        (3,023,634)       1,560,577        732,998
                                                                            ----------        ---------      ---------
INVESTING ACTIVITIES:
       Purchase of Marketable Securities                                            --               --        (96,623)
       Maturities of marketable securities                                          --           96,623             --
       Purchases of and deposits on property, plant and equipment             (127,404)         (80,119)      (213,012)
       Proceeds from sale of property, plant and equipment                      18,098               --             --
       Proceeds from sale of dental supplies business segment, net             543,672        9,830,941             --
                                                                            ----------        ---------      ---------
                 Net cash provided in investing activities                     434,366        9,847,445       (309,635)
                                                                            ----------        ---------      ---------
FINANCING ACTIVITIES:
     Net borrowings under lines of credit                                           --       (1,250,000)       550,000
     Advances from officer                                                      68,369               --        275,000
     Payments on capital lease obligations                                     (99,115)         (85,280)      (106,114)
     Payments of long-term debt                                                (51,556)      (1,828,098)      (649,703)
     Dividends paid                                                                 --       (7,308,900)            --
     Proceeds from exercise of stock options                                        --            9,594          4,500
     Purchase of common stock for treasury                                      (4,670)              --             --
                                                                            ----------       ----------     ----------
                 Net cash used in financing activities                         (86,972)     (10,462,684)        55,683
                                                                            ----------       ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (2,676,240)         945,338        479,046
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               2,783,714        1,838,376      1,752,468
                                                                            ----------       ----------     ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $  107,474       $2,783,714     $2,231,514
                                                                            ==========       ==========     ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
       Interest paid                                                            63,477          348,384        530,986
       Income taxes paid                                                     2,173,129        1,219,448        430,383
       Capital leases originated                                               507,849          195,012             --

Year-End Consolidated Statements of Shareholders' Equity

                                        Common Stock                                         Treasury Stock
                                 -----------------------       Additional     Retained     ------------------
                                    Shares       Amount     Paid-in Capital   Earnings     Shares      Amount         Total
                                 ------------   --------    ----------------  --------     -------     ------         -----

BALANCE, June 30, 1999            5,206,652     $26,028       $5,103,443      $448,095     660,873    $(150,448)    $5,427,118
Exercise of options                   5,250          26            4,474            --          --           --          4,500
Issuance of shares for services      30,000         150           78,600            --          --           --         78,750
Dividend                            520,555       2,603          677,688      (680,266)     66,087           --             --
Net income                              --           --               --       757,408          --           --        757,408

BALANCE, June 30, 2000            5,762,457      28,807        5,864,185       525,237     726,960     (150,448)     6,267,781
Exercise of options                   5,125          26            9,919            --          --           --          9,945
Dividend                                 --          --       (5,874,104)   (1,434,795)         --           --     (7,308,900)
Net income                               --          --               --     5,871,074          --           --      5,871,074

BALANCE, June 30, 2001            5,767,582      28,833               --     4,961,516     726,960     (150,448)     4,839,901
Exercise of options                  46,154         230           47,770            --          --           --         48,000
Dividend                                 --          --               --            --       5,200       (4,670)        (4,670)
Net income                               --          --               --      (801,626)         --           --       (801,626)

BALANCE, June 30, 2002            5,813,736      29,063           47,770     4,159,890     732,160     (155,118)     4,081,605


Quarterly Consolidated Balance Sheets

                                                                                        March 31, 2003    June 30, 2002
                                                                                        --------------    -------------

                                     ASSETS
Current Assets:
     Cash and cash equivalents                                                                $67,413        $107,474
     Accounts receivable, net of reserves                                                     508,717         665,123
     Inventories, estimated                                                                 1,700,000       2,513,578
     Income tax receivable                                                                    764,718         445,000
     Prepaid expenses and other current assets                                                103,426          24,684
                                                                                           ----------      ----------

           Total current assets                                                             3,144,274       3,755,859
                                                                                           ----------      ----------

Property, Plant and Equipment:
     Land                                                                                      65,000          65,000
     Buildings and improvements                                                             2,157,567       2,154,561
     Machinery and equipment                                                                3,392,211       3,312,084
     Furniture and fixtures                                                                   390,695         386,551
     Automotive equipment                                                                      91,119          91,119
     Construction in progress                                                                  51,254          19,536
                                                                                           ----------      ----------

     Less--accumulated depreciation and amortization                                       (3,954,587)     (3,662,324)
                                                                                           ----------      ----------

           Net property, plant and equipment                                                2,193,259       2,366,527
                                                                                           ----------      ----------

Other Assets                                                                                  130,030          81,725
                                                                                           ----------      ----------
                                                                                           $5,467,563      $6,204,111
                                                                                           ==========      ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Current portion of capital lease obligations                                                  --         $98,136
     Current portion of long-term debt                                                        $34,872          34,535
     Accounts payable                                                                         737,070         649,231
     Accrued payroll--officer                                                                 105,300              --
     Accrued interest--note payable to officer                                                  4,966              --
     Advances from officer                                                                    200,000              --
     Accrued expenses                                                                         120,744         106,542
     State income taxes payable                                                                85,000              --
     Other current liabilities                                                                 63,429              --
                                                                                           ----------      ----------

           Total current liabilities                                                        1,351,281         888,444
                                                                                           ----------      ----------

Capital Lease Obligations                                                                          --         641,685
Long-Term Debt                                                                              1,500,818         524,008
Note Payable to Officer                                                                       100,000              --
Advance from Officer                                                                               --          68,369
Commitments and Contingencies

Shareholders' Equity:
     Preferred Stock, $.005 par value, 2,500,000 shares authorized, none issued                    --              --
         and outstanding
     Common Stock, $.005 par value, 15,000,000 shares authorized, 5,826,236 and                29,126          29,063
         5,813,736 shares issued and 5,094,076 and 5,081,576 shares outstanding, respectively
     Additional paid-in capital                                                                56,208          47,770
     Retained earnings                                                                      2,585,148       4,159,890
     Less--Treasury stock of 732,160 shares, at cost                                         (155,118)       (155,118)
                                                                                           ----------      ----------

           Total shareholders' equity                                                       2,515,364       4,081,605
                                                                                           ----------      ----------

                                                                                           $5,467,563      $6,204,111
                                                                                           ==========      ==========

                                       37

Quarterly Consolidated Statements of Operations

                                                              Three Months Ended                 Nine Months Ended
                                                                    March 31,                         March 31,
                                                            --------------------------      ---------------------------
                                                               2003              2002           2003           2002
                                                               ----              ----           ----           ----

Net Sales                                                   $  969,365       $1,213,606      $ 3,113,017    $3,866,476
Cost of Goods Sold                                           1,237,524          808,911        3,976,253     2,706,533
                                                            ----------       ----------      -----------    ----------
           Gross Profit (Loss)                                (268,159)         404,695         (863,236)    1,159,943

Operating Expenses:
     Sales and marketing                                       178,593          176,716          578,603       623,488
     Research and development                                    6,358           24,324           18,170        56,930
     General and Administrative                                170,030          325,384          796,993     1,050,633
                                                            ----------       ----------      -----------    ----------
       Total operating expenses                                354,981          526,424        1,393,766     1,731,051
                                                            ----------       ----------      -----------    ----------
           Loss from Operations                               (623,140)        (121,729)      (2,257,002)     (571,108)

Interest (Expense), net                                        (33,696)         (19,955)         (68,408)      (22,474)
Other Income, net                                                7,572           37,557           25,556        50,372
                                                            ----------       ----------      -----------    ----------
           Loss from continuing operations before
              income taxes                                    (649,264)        (104,127)      (2,299,854)     (543,210)

Benefit from Income Taxes                                     (164,941)         (40,525)        (725,112)     (103,152)
                                                            ----------       ----------      -----------    ----------

Loss from Continuing Operations                               (484,323)         (63,602)      (1,574,742)     (440,058)

Discontinued Operations
     Gain on sale of dental supplies business segment
         (less applicable income taxes of $63,000)                  --          214,985               --       309,506
                                                            ----------       ----------      -----------    ----------
Net Loss                                                    $ (484,323)      $ (151,383)     $(1,574,742)   $ (130,552)
                                                            ==========       ==========      ===========    ==========

Basic and Diluted Earnings (Loss) Per Common Share
     Continuing operations                                  $    (0.10)      $    (0.01)     $     (0.31)   $    (0.09)
     Discontinued operations                                      0.00             0.00             0.00          0.00
     Gain on sale of dental supply business                       0.00             0.04             0.00          0.06
                                                            ----------       ----------      -----------    ----------

     Net loss                                               $    (0.10)      $     0.03      $     (0.31)   $    (0.03)

Shares used in computing basic and diluted earnings
(loss) per common share                                      5,094,076        5,040,622        5,092,753     5,040,622

Quarterly Consolidated Statement of Cash Flows


                                                                                           Nine Months Ended
                                                                                                March 31,
                                                                                     --------------------------------
                                                                                         2003               2002
                                                                                         ----               ----
Net Cash Used in Operating Activities                                                 $(308,094)         $(2,949,014)
                                                                                      ---------          -----------

Investing Activities:
     Purchases of and deposits on property, plant and equipment                         (82,390)            (135,032)
     Proceeds from sales of property, plant and equipment                                    --               15,748
     Proceeds from settlement of escrow relating to sale of dental supplies business segment, net of payment of liabilities
         relating to discontinued dental supplies business segment                           --              464,269
                                                                                      ---------          -----------

           Net cash provided by (used in) investing activities                          (82,390)             344,985
                                                                                      ---------          -----------

Financing Activities
     Payments on capital lease obligations                                              (11,319)             (75,440)
     Payments of long-term debt                                                         (21,231)             (45,045)
     Net proceeds from debt financing                                                   151,342                   --
     Advances from officer                                                              431,631                   --
     Repayments of advances from officer                                               (200,000)                  --
                                                                                      ---------          -----------

           Net cash provided by (used in) financing activities                          350,423             (120,485)
                                                                                      ---------          -----------

Net Decrease in Cash and Cash Equivalents                                               (40,061)          (2,724,513)

Cash and Cash Equivalents, Beginning of Period                                          107,474            2,783,714
                                                                                      ---------          -----------

Cash and Cash Equivalents, End of Period                                              $  67,413           $   59,201
                                                                                      =========           ==========

Supplemental Cash Flow Information:
     Interest paid                                                                       63,474               50,150
     Income taxes paid                                                                      150            2,174,708
     Capital leases originated                                                               --              507,849

Non-Cash Investing and Financing Activities:
     Conversion of advance from officer into note payable to officer                    100,000                   --
                                                                                      =========
     Third-party long-term debt issued                                                1,550,000
     Payoff of mortgage payable to bank                                                (391,835)
     Payoff of mortgage payable to municipal authority                                 (159,787)
     Buyout of existing capital leases                                                 (728,502)
     Exercise of purchase options relating to assets under capital                      (49,925)
         leases
     Capitalized loan fees relating to new loan                                         (68,609)
                                                                                       --------
     Cash proceeds from debt refinancing                                               $151,342
                                                                                       ========

Ratio of Earnings to Fixed Charges

                                                         Year Ended June 30              Nine Months Ended
                                                       2001              2002             March 31, 2003
                                                       ----------------------            -----------------
Ratio of Earnings to Fixed Charges                     2.4x            -126.4x                 -67x



Book Value Per Share at March 31, 2003

         Total Equity                                $2,515,364

         Shares Outstanding                           5,094,076

         Book Value Per Share                        $0.49

Selected Forecasted Financial Information

         The following selected forecasted financial information should be read in conjunction with the accompanying assumptions set forth below. The following information and accompanying assumptions are based on future events and circumstances that may or may not arise and are referred to as forward-looking information. Such forward-looking information is based on assumptions of our historical operations and changes in operating costs, capital spending, financial sources and the effects of competition, customer satisfaction and demand, industry conditions, and inflationary and general economic conditions. Such forward-looking information is subject to changes and variations which are not reasonably predictable and which could significantly affect future results. Accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of us due to various factors. There will usually be differences between projected and actual results because events and circumstances frequently do not occur as expected and those differences may be material.

         The forecasted financial information was prepared by management and reflect the views of our Board of Directors. Management and the Board recognize our unpredictable operating performance and the uncertainty as to future growth but believe that, subject to the assumptions set forth below, the projections reflect our expected financial performance during the years indicated.

Forecasted Financials                                       Fiscal 2003             Fiscal 2004          Fiscal 2005
---------------------                                       -----------             -----------          -----------
Sales                                                        $4,287,304              $4,716,034           $5,187,638

Gross Margin                                                 (1,190,154)                707,405            1,556,291

Gross Margin %                                                    (27.8)%                 15.0%                30.0%

Sales & Marketing Expenses                                      800,020                 750,000              750,000

General & Administrative Expenses                             1,253,926               1,153,926            1,153,926

Research & Development Expenses                                  23,624                  23,624               23,624

Operating Income                                             (3,267,724)             (1,220,145)            (371,259)

  Interest Expense                                              (69,424)                (69,424)             (69,424)
  Other Income                                                   35,968                  35,968               35,968
  Income before taxes                                        (3,301,180)             (1,253,601)            (404,715)
  Income tax (expense) benefit at 34%                         1,122,401                 426,224              137,603

Net Income                                                   (2,178,779)               (827,377)            (267,112)

EBIT                                                         (3,231,756)             (1,184,177)            (335,291)

EBITDA                                                       (2,948,756)               (901,177)             (52,291)

Assumptions to Three-Year Forecasted Financial Performance:

         o Our forecasted financial performance for the year ended June 30, 2003 is generally derived from the results of our operations for the six months ended December 31, 2002 on an annualized basis. For example, projected selling and marketing expenses and general and administrative expenses for fiscal year 2003 were determined by annualizing the results for such item for the six months ended December 31, 2002. We believe that annualizing our performance based upon the first six months of fiscal year 2003 provides a reasonable basis from which to prepare forecasted financials because our sales and operations tend not to be cyclical or seasonal in nature.

         o We have assumed that projected net sales for fiscal years 2004 and 2005 will increase slightly. Such projections have not been adjusted to reflect price increases or inflation. The anticipated increase in sales for fiscal year 2004 reflects the expected effects of new process qualifications at fiber optic accounts and increased business with existing metallurgical accounts of new products. In addition, we have assumed that our product diversification plan (consisting primarily of introduction of products from our beauty division), which plan has not been tested and the success of which is not ensured, will also result in slightly increased sales for fiscal years 2004 and 2005.

         o Depreciation is based on actual results for fiscal year 2002, and we have assumed that they will remain stable during fiscal years 2004 and 2005 due to the fact that we maintain only one significant piece of depreciable manufacturing equipment and the fact that we anticipate our depreciable assets will not materially change.

         o We have assumed that projected selling and marketing expenses will decrease in fiscal years 2004 and 2005 on the basis of the effects of a full year's savings from the reduction of our sales staff. Inflationary or other economic conditions have not been considered.

         o We have assumed that projected general and administrative expenses will decrease in fiscal years 2004 and 2005 as a result savings derived from our no longer being a public company, including decreased audit, legal, and securities compliance costs. For purposes of forecasting general and administrative expenses, we have not assumed additional savings that will result from the reduction of personnel. General and administrative expenses do not reflect any costs directly associated with the reverse stock split.

         o Working capital is being provided by loans to us by Marvin Sternberg. We have assumed that we will continue to receive advances in the form of loans from Mr. Sternberg. In the absence of other sources of working capital, any cessation of advances from Mr. Sternberg would materially alter the forecasts.

         o We have assumed that the gross profit increases in fiscal years 2004 and 2005 reflected in the gross margin line item will primarily be the result of the items set forth above.

         Approval of this amendment to our articles of incorporation will require the affirmative vote of a majority of the votes that may be cast by all outstanding shares of common stock. The Board of Directors recommends voting "FOR" approval of the amendment to our articles of incorporation effecting the reverse stock split.

                                 STOCK OWNERSHIP

Security Ownership of Principal Shareholders and Management

         The following table sets forth certain information with respect to the beneficial ownership, as of June 30, 2003, of (i) each person known to us to be the beneficial owner of more than 5% of any class of our voting securities; (ii) each director, (iii) our Chief Executive Officer during fiscal year 2002 and each other person who was an executive officer at the end of fiscal year 2002 who earned more than $100,000 during such year; and (iv) all of our current directors, nominees and executive officers as a group. Each of the shareholders named below has sole voting and investment power with respect to such shares, unless otherwise indicated.

               Name and Address of       Common Stock
               Beneficial Owner(1)     Beneficially Owned     Percent of Class
               ----------------        ------------------     ----------------

Marvin E. Sternberg(2)                     2,954,741(3)              58.0%
William Woodhead                              12,000                    *
Cathy Neifeld                                      0                   --
Marvin Cravetz                                42,600                    *
Joseph S. Sternberg                          200,802(4)               3.9
Mark E. Sternberg                            178,753                  3.5
Clarence Bartron(5)                            5,000                    *
David Diaz                                     5,500                    *
Directors and Officers as a group
  (7 persons)                              3,394,396                 66.7%

 *       Less than 1 percent.
(1) The address of each shareholder listed above is c/o Moyco Technologies, Inc., 200 Commerce Drive, Montgomeryville, Pennsylvania, 18936.
(2) Mr. Marvin E. Sternberg, our Chief Executive Officer, is the father of Joseph S. Sternberg, our Vice President, General Counsel and Secretary, and Mark E. Sternberg, our Administrative Vice President.
(3) Includes exercisable stock options and/or interests held in the Corporation's Key Executive Stock Option Plan. Includes 222,131 shares of the Corporation's Common Stock held by Susan Sternberg, Mr. Sternberg's wife.
(4) Includes 220 shares of the Corporation's Common Stock held by Ellen J. Sternberg, Mr. Sternberg's wife. (5) Resigned as Senior Vice President--Abrasives effective December 31, 2002.

                                                                      Appendix A

                           Stenton Leigh Capital Corp.


April 21, 2003


Board of Directors
Moyco Technologies, Inc.
200 Commerce Drive
Montgomeryville, PA 18936
ATTN: Marvin E. Sternberg, Chairman


Members of the Board:

You have requested our opinion as independent business valuators as to the value of a minority interest in Moyco Technologies, Inc. ("MOYC" or the "Company") at March 31, 2003 (the "Valuation Date"). We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision of the Company to proceed with the contemplated reverse stock split (the "Transaction"). In addition, we have not been requested to explore any alternatives to the Transaction.

In arriving at our Opinion, we, among other things, included discussions, meetings, reliance and review of the following:

     a)  Certain Company descriptive literature prepared by MOYC;

     b)  Discussions with management and principals of MOYC were undertaken;

     c) Assumptions on MOYCO's market and competitive position and their outlook as relayed by MOYC management at the Valuation Date;

     d) Relevant external and internal public information including economic, investment, industry, public market and transaction data as a background against which to assess findings specific to the business were considered;

     e)  Lack of marketability and minority interest studies;

     f) Major contracts both existing and anticipated in the very near future for MOYC were discussed with management, including any features or factors that may have an influence on value;

     g) The financial information and financial statements of MOYC were reviewed in forming our Opinion, including MOYC's internally prepared balance sheet for the quarter ended March 31, 2003 and other preliminary financials with respect to such quarter, as well as financial statements for the six months ended December 31, 2002 and the two years ended June 30, 2002;

     h)  Management's forecast financial statements for the Company;

     i) Discussed with management of the Company the nature of the business, past operating results, future prospects with respect to operations, profitability and competition; and

     j) Discussed with MOYC officers the Company's current financial condition and prospects for outside financing.


In arriving at our Opinion, we relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of MOYCO's management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have not audited this information as part of our analysis and therefore, we do not express an opinion or other form of assurance regarding the information.

We assumed that the Transaction will comply, in all respects, with the securities laws, trade regulations and other applicable statutes and regulations of the various foreign jurisdictions under which the Transaction is governed. Our Opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, March 31, 2003. Accordingly, although subsequent developments may affect our Opinion, we do not assume any obligation to update, review or reaffirm our Opinion.

In connection with our services, we have previously received a retainer and will receive the balance of our fee for rendering this Opinion. Our fee for this engagement is in no way contingent upon the results of our analysis. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this Opinion. This Opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote, if required to, with respect to the Transaction.

Our Opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Transaction and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Stenton Leigh Capital Corp., except that this Opinion may be reproduced in full in, and references to the Opinion and to Stenton Leigh Capital Corp. and its relationship with the Company may be included in any proxy or information statement relating to the Transaction that the Company files with the U.S. Securities and Exchange Commission and is distributed to holders of the Company's Common Stock in connection with the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the value of the MOYC minority interest Common Shares was $78,596 or $.0446/share at the Valuation Date.

Very truly yours,
STENTON LEIGH CAPITAL CORP.


Milton H. Barbarosh, CA, MBA, CBV, ASA
President

                                                                       Exhibit B


                    Valuation Opinion of Minority Interest in

                           Moyco Technologies, Inc.'s
                              Voting Common Shares


                         Valuation Date: March 31, 2003
                           Report Date: April 21, 2003




                    ________________________________________








                                   Report by:


                               [graphic omitted]


                         1900 NW Corporate Blvd., #305-W
                              Boca Raton, FL 33431
                                 (561) 241-9921

                                TABLE OF CONTENTS

1.0  INTRODUCTION.................................................................................................1
         1.1 Fair Market Value....................................................................................1

2.0  SUMMARY......................................................................................................1

3.0  RESTRICTION AND DISCLAIMER...................................................................................2

4.0  UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE.........................................................2

5.0  SCOPE OF REVIEW..............................................................................................2

6.0  BACKGROUND...................................................................................................3
         6.1  History.............................................................................................3
                  6.1.1  The Company..............................................................................3
                  6.1.2  Recent Developments......................................................................3
                           6.1.2.1  Fiber-Optic Industry Downturn.................................................3
                           6.1.2.2  Cost Containment Measures.....................................................4
                           6.1.2.3  Refinancing of Mortgages and Capital Leases...................................4
                           6.1.2.4  Outlook for the Company's Precision Abrasives Business........................4
                           6.1.2.5  Market Diversification Plan...................................................5
                           6.1.2.6  Non-compliance with NASDAQ Minimum Bid and Market Value Requirements..........5
                  6.1.3  Products - Marketing, Selling and Distribution - Manufacturing and Production ...........5
                           6.1.3.1  Precision Abrasives Products..................................................5
                           6.1.3.2  Marketing, Selling and Distribution...........................................5
                           6.1.3 3  Manufacturing and Production..................................................6
                           6.1.3.4  Sources and Availability of Supplies..........................................6
                  6.1.4  Patents, Trademarks and Licenses.........................................................6
                  6.1.5  Research and Development.................................................................7
                  6.1.6  Competition..............................................................................7
                  6.1.7  Employees................................................................................7
                  6.1.8  Regulatory Matters.......................................................................7
                  6.1.9  Special Considerations and Risk Factors..................................................7
         6.2  Properties.........................................................................................10
         6.3  Legal Proceedings..................................................................................11
         6.4  Market for Registrant's Common Equity and Related Shareholder Matters..............................11
         6.5  Results of Operations..............................................................................12
                  6.5.1  Three Months Ended December 31, 2002 Compared to Three Months Ended December 31, 2001...12
                  6.5.2  Six Months Ended December 31, 2002 Compared to Six Months Ended December 31, 2001.......12

         6.6  Management's Discussion and Analysis of Financial Condition and Results of Operations for
                  Fiscal Year Ended June 30, 2002................................................................15
                  6.6.1  Results of Operations...................................................................15
                  6.6.2  Summary Of Results From Continuing Operations...........................................15
                  6.6.3  Year Ended June 30, 2002 Compared to Year Ended June 30, 2001...........................16
         6.7  Directors and Executive Officers of the Company....................................................17
                  6.7.1  Executive Officers of the Company.......................................................17
                  6.7.2  Directors of the Company................................................................18
                  6.7.3  Meetings and Committees of the Board of Directors.......................................19
                           6.7.3.1  Audit Committee..............................................................19
                           6.7.3.2  Compensation Committee.......................................................19
                           6.7.3.3  Key Employee Stock Option Committee..........................................19
         6.8  Executive Compensation.............................................................................19
         6.9  Stock Option Plans.................................................................................21
                  6.9.1  Key Employee Stock Option Plan ("The 1992 Plan")........................................21
                  6.9.2  2001 Employee Stock Option Plan ("The 2001 Plan for Employees").........................23
                  6.9.3  Directors Compensation..................................................................23
         6.10  Security Ownership of Certain Beneficial Owners and Management ...................................23
         6.11  Equity Compensation Plan Information..............................................................24
         6.12  Certain Relationships and Related Transactions....................................................25
         6.13  Proposed Amendment to Articles of Incorporation...................................................25

7.0  VALUATION APPROACH..........................................................................................27
         7.1  Fair Market Value..................................................................................27
         7.2  Valuation Principles...............................................................................27
         7.3  Market Approach....................................................................................30
                  7.3.1 Publicly Traded Guideline Companies......................................................30
                  7.3.2  Selection of Guideline Comparable Companies.............................................30
                  7.3.3  Comparable Analysis Summary.............................................................36
         7.4 Asset Approach......................................................................................39
                  7.4.1 Net Book Value Methodology...............................................................39
                  7.4.2  Net Tangible Book Value Methodology.....................................................39
                  7.4.3  Liquidation Value.......................................................................40
         7.6  Income Approach....................................................................................42
         7.7  Basic Minority Discount and Control Value Relationship and Lack of
                Marketability Discount...........................................................................42

8.0  DETERMINATION OF VALUE......................................................................................43

ASSUMPTIONS AND LIMITING CONDITIONS..............................................................................44

APPRAISER'S CERTIFICATION........................................................................................45

APPRAISER'S QUALIFICATIONS.......................................................................................46

APPENDIX I:                INDUSTRY AND ECONOMIC DATA

APPENDIX II:               PUBLIC MARKET AND TRANSACTION DATA

APPENDIX III:              AUDITED FINANCIAL STATEMENTS FOR MOYCO TECHNOLOGIES, INC.
                           FOR THE TWO YEARS ENDED JUNE 30, 2002, AND FINANCIALS FOR
                           THE NINE MONTHS ENDED MARCH 31, 2003

APPENDIX IV:               FORECAST FINANCIALS FOR THE THREE YEARS ENDED JUNE 30, 2005

APPENDIX V:                MINORITY INTEREST STUDY AND
                           LACK OF MARKETABILITY INFORMATION

APPENDIX VI:               COMPANY FINANCIAL CONDITION

                               [GRAPHIC OMITTED]

April 21, 2003

PRIVATE AND CONFIDENTIAL

Mr. Marvin E. Sternberg
President
Moyco Technologies, Inc.
200 Commerce Drive
Montgomeryville, PA 18936

Dear Mr. Sternberg:

        Re: Valuation Fairness Opinion of a minority interest in Moyco Technologies, Inc.

1.0  INTRODUCTION

You have requested Stenton Leigh Capital Corp. ("SL") to provide you with an independent Valuation Fairness Opinion of the value of a minority interest in Moyco Technologies, Inc. (referred to herein as "MOYCO" or the "Company"). We are to perform an independent Fairness Opinion of the minority interest as of March 31, 2003 (the "Valuation Date").

This Valuation Opinion Report ("Report") is to be used only for the purpose outlined herein. This Report should not otherwise be reproduced without the prior written consent of SL, except for distribution to your staff, counsel, or limited interested parties.

1.1 Fair Market Value

For the purposes herein, we define fair market value based on the definition prescribed under Internal Revenue Service ("IRS") Revenue Ruling 59-60, as follows:

         The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of all relevant facts.

2.0  SUMMARY

According to the information and documents reviewed, the explanations and projections provided to us, the assumptions on MOYCO's business at the Valuation Date, the other assumptions set out below, and subject to the restrictions and qualifications noted herein, in our Opinion the valuation of the 34.6% minority interest in the Common Shares of MOYCO was $78,596 or $.0446/share at the Valuation Date.

--------------------------------------------------------------------------------

                      1900 Corporate Blvd., Suite 305 West
                            Boca Raton, Florida 33431
                   Telephone (561) 241-9921 Fax (561) 241-7011
                            www.stentonleighgroup.com

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 2
________________________________________________________________________________

3.0  RESTRICTION AND DISCLAIMER

This Valuation Opinion Report is not intended for general circulation or publication, nor is it to be reproduced or used for any purpose other than that defined above without our written permission in each specific instance. We do not assume any responsibility or liability for losses occasioned users of this Valuation Opinion Report, other than those responsibilities or liabilities outlined in our engagement letter. We reserve the right to review all calculations included or referred to in this Valuation Opinion Report and, if we consider it necessary, to revise our estimate in light of any new facts, trends or changing conditions existing at any date prior to or at the Valuation Date which become apparent to us subsequent to the date of this Valuation Opinion Report.

4.0  UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE

Standards have established the minimum basis for the development of and the reporting of an appraisal. The standards are intended to aid users of appraisal services as well as set minimum requirements for appraisal practitioners.

These standards are based on the original Uniform Standards of Professional Appraisal Practice ("USPAP") developed in 1986-87 by the Ad Hoc Committee on Uniform Standards and copyrighted in 1987 by The Appraisal Foundation. Prior to the establishment of the Appraisal Standards Board in 1989, the USPAP had been adopted by major appraisal organizations in North America and became recognized as the generally accepted standards of appraisal practice.

Uniform Standards are the rules under which professional appraisers will work. The Standards are contained in a living document and, therefore, are subject to continual updating and change. The appraisers are required to keep current with the changes. A synopsis, brief reading or review of the standards will not suffice, and an appraiser must study, understand, obtain clarification of, comply and keep current with, and incorporate the standards into all appraisal practice.

The Appraisal Qualification Board ("AQB") has the function of establishing minimum qualifications for appraisers for state licensing and certification. The AQB establishes educational testing standards.

The Appraisal Standard Board ("ASB") has the function of promoting the acceptance and implementation of the Uniform Standards of Professional Appraisal Practice. The ASB sets the rules for developing an appraisal and communicating its results. USPAP sets the professional standards for all appraisals and all disciplines.

Standards 9 and 10 pertain to business valuations. Standards Rule 9-4 specifies the major requirements of a business appraisal. This Report analyzes the appropriate approach to value and as set out herein is the background information as required under USPAP.

5.0  SCOPE OF REVIEW

The scope of our assignment included discussions, reliance and review of the following:

     a)  Certain Company descriptive literature prepared by MOYCO was reviewed;

     b)  Discussions with management and principals of MOYCO were undertaken;

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 3
________________________________________________________________________________

     c) Assumptions on MOYCO's market and competitive position and their outlook as relayed by MOYCO management at the Valuation Date;

     d) Relevant external and internal public information including economic, investment, industry, public market and transaction data as a background against which to assess findings specific to the business were considered, and included in Appendices I and II;

     e) Lack of marketability and minority interest studies included in Appendix V;

     f) Major contracts both existing and anticipated in the very near future for MOYCO were discussed with management, including any features or factors that may have an influence on value;

     g) The financial information and financial statements of MOYCO were reviewed in forming our Opinion, including pro forma financial statements for the quarter ended March 31, 2003 and financial statements for the six months ended December 31, 2002 and the two (2) years ended June 30, 2002, included in Appendix III;

     h) Management's forecast financial statements for the Company is included in Appendix IV;

     i) Discussed with management of the Company the nature of the business, past operating results, future prospects with respect to operations, profitability and competition; and,

     j) Discussed with MOYCO officers the Company's current financial condition and prospects for outside financing. See Appendix VI for managements assertions.

6.0  BACKGROUND

6.1  History

6.1.1  The Company

Moyco Technologies, Inc. was incorporated in 1968 under the laws of the Commonwealth of Pennsylvania. As used herein, the term "Moyco" or the "Company," includes Moyco Technologies, Inc. and subsidiaries unless the context otherwise indicates. The Company, through its wholly owned subsidiary, Moyco Precision Abrasives, Inc., manufactures, markets, and distributes extremely uniform and fine abrasive films, commercial coated abrasives, slurries, polishing agents and related products. Moyco also provides technical assistance to its customers to optimize various polishing processes for the purpose of improving production yields and finished product performance. Moyco polishing materials are used by customers in various industries for a wide range of applications including, but not limited to, fiber-optics, semiconductor, metallurgical, lapidary, automotive parts, nail files, surgical and hobby.

6.1.2  Recent Developments

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 4
________________________________________________________________________________

6.1.2.1  Fiber-Optic Industry Downturn

Due to continued pressures on economic outlook, as well as the severe downturn in the fiber-optic consumables market, the Company expects revenues from its proprietary fiber-optic polishing films to continue to be depressed for the foreseeable future. Several of Moyco's most significant accounts are continuing the process of reducing inventories and production levels to combat the economic problems currently facing the fiber-optic industry as a whole. This short-term situation will continue to directly negatively affect Moyco revenues and profits. During the fiscal years ended June 30, 2002 and 2001, sales of fiber-optic polishing films totaled approximately $2.6 million or 49% and $6.5 million or 65%, respectively of total revenues generated by the Company. While Moyco has been diligently working with its customer base on new advanced products, it is uncertain whether its efforts will secure improved long-term results once the industry returns to a growth trend. Moyco is also aggressively pursuing opportunities in markets outside of its core fiber-optic business including, but not limited to, roll finishing, automotive part, and metallurgical polishing. When fiber-optic connectors are as a matter of standard practice installed for home and office use, Moyco should benefit from the increased demand for polishing films related to fiber-optic components used for this application. However, any benefits received are expected to be realized in the long-term, which could be as long as five to ten years. The significant downturn in this industry has resulted in pressure on profit margins. Therefore, increased revenues from sales of fiber-optic connectors may not result in significant future profits to the Company.

6.1.2.2 Cost Containment Measures

Moyco continues to restructure the Company to be proactive in cost reduction while increasing its sales efforts. The Company has taken major cost containment steps by reducing staffing and non-essential expenses. Measures taken to date have included reductions in headcount, negotiated fee reductions by professional service firms, and salary reductions by several employees.

6.1.2.3  Refinancing of Mortgages and Capital Leases

On September 27, 2002, the Company restructured its debt obligations by entering into a mortgage agreement in the amount of $1,550,000 with an insurance company. The proceeds were used to retire all outstanding long-term debt and buy out all capital leases, as well as providing working capital of $142,476 to the Company. The new loan bears a fixed interest rate of 7.42%, and has a ten-year term and twenty-year amortization. All of the available proceeds under the mortgage financing have been utilized. Consequently, insofar as cash from operations has been insufficient to meet working capital needs, the Company has been substantially reliant upon loans from Marvin Sternberg, the Company's CEO, Chairman and majority shareholder.

6.1.2.4  Outlook for the Company's Precision Abrasives Business

The Company is now focused exclusively on the precision abrasives business segment, which has targeted four applications and markets to generate additional revenues for its precision lapping films and slurries. In addition to the fiber-optic market, the Company's growth strategy is to target specific opportunities related to the finishing and polishing of ceramic rolls, automotive parts, and metallurgical samples. The Company will continue to invest in product development and quality assurance in order to serve the fiber-optic market and other targeted industries.

Based on available industry information, fiber-optic technologies will be widely installed in both the home and workplace, resulting in increased demand for the Company's polishing films. However, the significant downturn in this industry has put pressure on profit margins which may result in lower profits to the Company.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 5
________________________________________________________________________________

6.1.2.5  Market Diversification Plan

The Company is actively pursuing a plan to enter several markets with new products incorporating its abrasives manufacturing technologies. The Company has established a new business segment covering products for these new markets, but revenues from this segment to date have been nominal.

6.1.2.6  Non-compliance with NASDAQ Minimum Bid and Market Value Requirements

In July 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the bid price of Moyco common stock had closed below the minimum $1.00 per share requirement for continued listing.

In accordance with NASDAQ regulations, Moyco was provided with a grace period of 180 calendar days, or until January 22, 2003 to regain compliance.

In October 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the Minimum Market Value of Publicly Held Shares for Moyco common stock had not met the required minimum of $1,000,000 for continued listing. In accordance with NASDAQ regulations, Moyco was provided with a grace period of 90 calendar days, or until January 6, 2003 to regain compliance.

Effective January 2, 2003, Moyco's common stock ceased trading on the NASDAQ Small Cap Market and commenced trading on the OTC Bulletin Board. The Board of Directors of the Company intends to call for a Special Meeting of Shareholders to propose amending its articles of incorporation to effectuate a reverse stock split of its outstanding shares of common stock as part of a going private transaction. This amendment, if approved by a majority of the common stockholders (which is assured by virtue of the shares held by Marvin Sternberg) would terminate the Company's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing Form 15 certifying that it had fewer than 300 common stockholders of record. At that time MOYCO's obligation to file periodic and other reports under the Act would cease. As a result, access to certain information about the Company would no longer be publicly available and its shares would no longer be listed on the OTC Bulletin Board or be publicly traded.

6.1.3 Products - Marketing, Selling and Distribution - Manufacturing and Production

6.1.3.1  Precision Abrasives Products

The Company is engaged in the manufacture of precision abrasive materials under the name "Flex-I-Grit" and the production of extremely fine sub-micron and nanometer abrasive films and slurries under the trademark "Ultralap". Moyco also manufactures slurries (wet abrasives) for various fine finishing procedures. The Company's abrasives are often manufactured to the specifications of customers for various unique fine polishing requirements.

6.1.3.2  Marketing, Selling and Distribution

The Company markets its precision abrasive products to the following markets: fiber-optics, semiconductor, metallurgical, lapidary, toy and hobby, imaging, automotive parts, finger nail, ceramic roll and other markets which require extremely fine polishing, lapping and finishing films and/or slurries.

The Company's objective is to offer specialty products at competitive prices, and to work closely with its customers in order to manufacture customer-specific polishing films which will optimize the customer's production processes and product yields.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 6
________________________________________________________________________________

During the years ended June 30, 2002 and 2001, two customers combined for 27.7% and 30.3%, respectively of the Company's total net sales.

Sales in the Precision Abrasives segment to overseas customers were 30.0% and 33.1% of total net sales for the years ended June 30, 2002 and 2001, respectively.

The Company's abrasives made for the toy and hobby industry ("Flexi-I-Grit") are sold by a master distributor and other repackers through the use of private label arrangements. "Ultralap" products produced for high-tech manufacturing industries are sold by in-house sales personnel, while also relying on some commissioned sales agents and independent brokers. Marketing of the Company's products is performed via maintenance of a website describing the Company's products, attendance at trade shows, catalogs, technical and sales meetings with customers, and telephone calls to companies included in trade listings of high-tech manufacturers.

The Company's backlog of orders was $100,076, $110,521 and $750,235 as of March 31, June 30, 2002 and as of June 30, 2001, respectively.

Historically, the Company's sales and working capital requirements do not vary significantly during the year. However due to current and forecasted losses from operations, working capital requirements have and will continue to increase.

6.1.3 3  Manufacturing and Production

Moyco's abrasive films are manufactured using the Company's proprietary process for more than twenty different applications and, therefore, are made in numerous varieties which take into account many factors such as (i) type of grit (i.e., aluminum oxide, diamond, cerium, etc.), (ii) grit size, (iii) grit consistency,
(iv) color, (v) type of backing or substrate, (vi) finished product delivery type (i.e., rolls, disks, sheets, strips, etc.) and (vii) customer requirements.

6.1.3.4  Sources and Availability of Supplies

The Company has experienced no significant problems in the purchase of raw materials. It is impossible to predict future shortages of raw materials or the impact such shortages would have on the Company's operating results or financial condition. One supplier provided 17.0% of total raw materials during the fiscal year ended June 30, 2002, while another supplier provided 34.7% of total raw materials during the fiscal year ended June 30, 2001. In the event that any vendor became unable or unwilling to fill the Company's requirements, the Company believes that another supplier could be obtained with little disruption, due to the large number of alternative vendors available.

6.1.4  Patents, Trademarks and Licenses

The Company's ability to compete effectively with other companies depends, in part, on its ability to protect and maintain the proprietary nature of its technology. The Company is reviewing the possibility of filing several new patent applications related to its abrasives technologies. The Company treats its design and technical data as confidential, and relies on nondisclosure safeguards, such as confidentiality agreements, laws protecting trade secrets and agreements to protect proprietary information. The Company also has registered the trademarks "Ultralap" and "Flex-I-Grit", which has assisted the Company in building brand identity and loyalty. All patents held in prior years were related to the Company's Dental Supplies business segment, which was divested during the current fiscal year. The Company holds no patents at this time.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 7
________________________________________________________________________________

6.1.5  Research and Development

The Company engages in research activities directed toward the development of new products relating to current product lines and the improvement of existing products. Spending for research and development totaled $64,636 and $73,755 for the years ended June 30, 2002 and 2001, respectively.

6.1.6  Competition

All of the lines of business in which the Company is presently engaged are highly competitive. There are only a small number of manufacturers capable of producing products similar to Moyco's, however these companies are larger and have greater financial resources and more sales representatives than the Company. The Company's significant competitors are 3M, Nippon Mining Company/Mipox, and St. Gobain.

6.1.7  Employees

As of March 31, 2003, the Company employed 38 persons, of whom 28 were involved in manufacturing, 5 engaged in marketing, sales and customer support, and 5 engaged in management and administration. None of the Company's employees is represented by a labor union or collective bargaining agreement. The Company has had no work stoppages and considers its relationship with its employees to be good. The Company believes that its future success will depend in part on its combined ability to attract, hire and retain qualified personnel.

6.1.8  Regulatory Matters

The manufacturing, packaging, labeling, advertising, promotion, distribution and sale of the Company's products are subject to regulation by numerous national and local governmental agencies in the United States of America and other countries. The Company is subject to regulation under federal, state, and local laws and regulations governing pollution and protection of human health and the environment, including air emissions, water discharges, management and cleanup of solid and hazardous substances and wastes. The Company believes that its facilities and operations are in material compliance with all existing applicable laws and regulations. The Company cannot, at this time, estimate the impact of any future laws or regulations on its future operations or future capital expenditure requirements. The Company is not aware of any pending federal or state legislation that would have a material impact on the Company's financial position, results of operations or capital expenditure requirements.

The Company believes it produces no significant discharges of waste or pollutants into the environment, and there are no significant effects on the Company in complying with current Federal, state and local environmental laws and regulations.

6.1.9  Special Considerations and Risk Factors

The Company is concentrated in only one line of business, and has incurred substantial losses in light of the current economic conditions.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 8
________________________________________________________________________________

Subsequent to the sale of its Dental Supplies business segment, the Company is solely dependent on sales from its abrasives product line. Historically, sales from this product line have been concentrated in the fiber-optics market. Concentration on only one line of business leaves the Company undiversified, and prone to profitability swings due to changes in that one market. The Company incurred income (losses) of ($1,070,162) and $210,247 from its continuing operations for the fiscal years ended June 30, 2002 and 2001, respectively. The loss is primarily attributable to the downturn in the fiber-optics market. Although steps have been taken to diversify the customer base in regard to their industries, the Company's success remains subject to levels of spending by high-tech companies. The Company's prospects should be considered in light of the difficulties frequently encountered in connection with the establishment of a new business line and the competitive environment in which it operates.

Competitors with greater financial resources than Moyco may have a material adverse effect on Moyco's business.

The Company faces substantial competition from other manufacturers. Competitive pressure could result in price competition or the introduction of new products by the Company's competitors, which could have an adverse impact on the Company's revenues and results of operations. In addition, the Company is engaged in industries characterized by extensive research efforts. Advances in products and other discoveries or developments could render some of the Company's products obsolete. Some of the companies with which the Company competes or may compete in the future have or may have more extensive research, marketing and manufacturing capabilities and significantly greater financial, technical and personnel resources than the Company and may be better positioned to continue to improve their technology in order to compete in evolving industries.

The Company is dependent on proprietary technology.

The Company's success will depend, in part, on its ability to maintain protection for its products and manufacturing processes under United States and foreign laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's process and products are not patented and existing copyright laws offer only limited practical protection. There can be no assurance that any patent applications will result in issued patents, that any issued patents will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented or that any rights thereunder will afford competitive advantages to the Company. Furthermore, there can be no assurance that others have not independently developed, or will not independently develop, similar products and technologies or otherwise duplicate any of the Company's products and technologies. All patents held in prior years were related to the Company's Dental Supplies business segment, which was divested during the prior fiscal year. The Company holds no patents at this time.

The termination of Moyco's various line of credit agreements with its bank has had a material adverse impact on the Company's financial condition and its ability to generate and sustain its growth. Historically, the Company's primary source of liquidity has been cash flow from operations together with the remaining proceeds from sale of the dental business segment in fiscal 2001. These funds, combined with borrowings from both banks and municipal authorities, had initially provided the liquidity to finance the Company's capital expenditures. The line of credit was subject to certain financial and non-financial covenants with which the Company was not in compliance at June 30, 2002. Upon refinancing of the Company's debt obligations, which occurred subsequent to the fiscal year end, this line of credit agreement was terminated along with the Company's long-term debt obligations to the bank. The Company's future cash requirements were expected to be met via the net proceeds from the debt refinancing and from cash flow from operations. The lack of a line of credit agreement, however, has had a material adverse impact on Moyco's ability to fund future capital expenditures, sales and marketing, research and development, and increase inventories and receivables as necessary to satisfy any future growth in sales.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                            PAGE 9
________________________________________________________________________________

The Company's primary source of financing since the termination of its credit facility has been provided by Marvin E. Sternberg, the Company's Chairman and CEO. This funding has consisted of cash advances and salary deferrals which total approximately $385,000 at March 31, 2003. There is no assurance Mr. Sternberg will continue to fund the Company's operations. Moyco has limited working capital and based on management's forecast, will need additional funds to finance future operations.

Moyco's capital requirements have been and will continue to be significant. Historically, the Company has been substantially dependent upon cash flow from operations and on loans from lending institutions to fund such requirements. Due to the severe downturn in the fiber-optics market, Moyco's continuing operations incurred losses of $1,090,419 for the six months ended December 31, 2002 and $1,070,162 during fiscal year ended June 30, 2002. Although Moyco has implemented various cost containment measures, it expects these losses to continue until it is able to develop alternative markets for its abrasives products, as to which there is no assurance.

Moyco may be unable to protect its proprietary technology.

Moyco's success depends to a significant extent on its ability to protect the proprietary and confidential aspects of its production process and products and the trade names and registered trademarks associated with them. The Company relies upon a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect these proprietary rights. There can be no assurance that any legal protections afforded to Moyco or precautions we take will be adequate to prevent misappropriation of the Company's technology or the trade names associated with them. Any infringement or misappropriation of Moyco's proprietary technologies or the related trade names could have the effect of allowing competitors to use its proprietary information to compete against Moyco. In addition, these limited protections do not prevent independent third-party development of functionally equivalent or superior technologies, products or services.

The loss of one or more of Moyco's large customers would have a detrimental affect on Moyco's financial condition.

During the years ended June 30, 2002 and 2001, two customers combined for 27.7% and 30.3%, respectively of the Company's total net sales. The Company expects sales to these customers to remain the same in relation to overall sales for the foreseeable future. The loss of these customers could have a material adverse effect on the Company's business, results of operations and financial condition.

Moyco's Chairman and CEO is also the controlling shareholder and may influence the outcome of matters requiring shareholder approval.

Marvin E. Sternberg, the CEO and Chairman of Moyco is also Moyco's largest and controlling shareholder. As of March 31, 2003, Mr. Sternberg owned, either directly or indirectly, 2,954,741 shares (including options) or 58.0% of Moyco common stock. Accordingly, Mr. Sternberg through his ownership interest in Moyco is able to determine the outcome of any matter requiring shareholder approval of Moyco.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 10
________________________________________________________________________________

The Company is dependent on key personnel. The Company is and will be dependent on its key management personnel: Marvin E. Sternberg, the CEO and Chairman, Joseph S. Sternberg, son of the CEO, and Vice President, General Counsel & Secretary, and Mark E. Sternberg, son of the CEO, Administrative Vice President, and Chief Financial Officer. In addition to members of the Sternberg family, there are approximately five other employees that the Company considers key to its ability to meet its long-tem objectives. There can be no assurance that such individuals will be able to successfully implement the Company's strategies or that such individuals will remain with the Company. The loss of one or more of these individuals could have a material adverse effect on the business and operations of the Company. In addition, the Company will need to attract and retain other qualified individuals to satisfy its personnel needs. There can be no assurance that the Company will be successful in retaining its key management personnel or in attracting and retaining new employees.

The Company has not paid a cash dividend on its common stock with the exception of the special distribution upon the sale of its Dental Supplies business segment. The Company currently intends to retain all earnings to finance its ongoing business and does not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends on its common stock or preferred stock will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, operating results, capital requirements and other such factors as the Board of Directors deems relevant.

In July of 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the bid price of Moyco common stock had closed below the minimum $1.00 per share requirement for continued listing. In accordance with NASDAQ regulations, Moyco was provided with a grace period of 180 calendar days, or until January 22, 2003 to regain compliance.

In October 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the Minimum Market Value of Publicly Held Shares for Moyco common stock had not met the required minimum of $1,000,000 for continued listing. In accordance with NASDAQ regulations, Moyco was provided with a grace period of 90 calendar days, or until January 6, 2003 to regain compliance.

Effective January 2, 2003, Moyco's common stock ceased trading on the NASDAQ Small Cap Market and commenced trading on the OTC Bulletin Board. The Board of Directors of MOYCO intends to call for a Special Meeting of Shareholders to propose amending its articles of incorporation to effectuate a reverse stock split of its outstanding shares of common stock as part of a going private transaction. This amendment, if approved by a majority of the common stockholders (which is assured on the basis of Marvin Sternberg controlling a majority of the outstanding common stock entitled to vote at the meeting) would terminate the Company's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing Form 15 certifying that it had fewer than 300 common stockholders of record. At that time MOYCO's obligation to file periodic and other reports under the Act would cease. As a result, access to certain information about the Company would no longer be publicly available and its shares would no longer be listed on the OTC Bulletin Board or be publicly traded.

6.2  Properties

The Company owns a building in Montgomeryville, Pennsylvania, which is a one-story, cinder block building containing approximately 40,125 square feet, of which 14,250 square feet are used for manufacturing; 19,875 square feet for warehousing and 6,000 square feet for offices. This facility is primarily used for the manufacture of precision abrasives and the Company's sales, administration and management offices, and is encumbered by a mortgage in the amount of $1,550,000. The Company believes its existing facilities are suitable to conduct its present business with no plans for expansion or improvement. The Company believes that the property is adequately covered by insurance.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 11
________________________________________________________________________________

6.3  Legal Proceedings
The Company was not involved in any material legal proceedings, other than ordinary litigation incidental to the business and, specifically, was not involved in any material environmental litigation or governmental proceedings.

6.4  Market for Registrant's Common Equity and Related Shareholder Matters

In July of 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the bid price of Moyco common stock had closed below the minimum $1.00 per share requirement for continued listing. In accordance with NASDAQ regulations, Moyco was provided with a grace period of 180 calendar days, or until January 22, 2003 to regain compliance.

In October 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the Minimum Market Value of Publicly Held Shares for Moyco common stock had not met the required minimum of $1,000,000 for continued listing. In accordance with NASDAQ regulations, Moyco was provided with a grace period of 90 calendar days, or until January 6, 2003 to regain compliance.

Effective January 2, 2003, Moyco's common stock ceased trading on the NASDAQ Small Cap Market and commenced trading on the OTC Bulletin Board.

The following table sets forth the high and low sales prices per share for each quarter during the first three quarters of fiscal year 2003, and fiscal years 2002 and 2001 based on OTC Bulletin Board, NASDAQ SmallCap and National Market Composite Transactions.


                                                      High            Low
                                                     -----          ------
  First quarter ended September 30, 2002             $0.75           $0.35
  Second quarter ended December 31, 2002              0.33            0.17
  Third quarter ended March 31, 2003                  0.18            0.05

  First quarter ended September 30, 2001             $1.47           $1.00
  Second quarter ended December 31, 2001              1.87            0.95
  Third quarter ended March 31, 2002                  2.37            1.00
  Fourth quarter ended June 30, 2002                  1.15            0.50

  First quarter ended September 30, 2000             $3.13          $1.63
  Second quarter ended December 31, 2000              2.94            1.31
  Third quarter ended March 31, 2001                  3.13            1.81
  Fourth quarter ended June 30, 2001                  2.99            1.03

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 12
________________________________________________________________________________

The number of shareholders of record at March 30, 2003 was 348, excluding shareholders whose shares are held in nominee or "street" name by brokers. On April 6, 2001, the Company declared a special distribution to shareholders payable on June 1, 2001 in the amount of $1.45 per share, or $7,308,900 in aggregate. The special distribution was charged to additional paid-in capital and retained earnings in the amounts of $5,874,104 and $1,434,796 respectively, effective the date the dividend was declared.

On October 16, 2001 the Company's Board of Directors authorized the repurchase of up to $1 million of Moyco common stock. The program commenced immediately and continued through December 31, 2002. Through December 31, 2002, a total of 5,200 shares at a total cost of $4,670 were repurchased, representing all shares repurchased to date under this program.

The Company's anticipated capital requirements are such that it does not expect to pay cash dividends but rather intends to retain earnings in order to finance the development of its business. In June 19002, the Company issued 46,154 shares of restricted common stock, valued at approximately $48,000 on date of issuance, to a consulting firm for professional services to review and evaluate strategic alternatives, including but not limited to mergers, acquisitions, and other potential alliances.

6.5  Results of Operations

6.5.1 Three Months Ended December 31, 2002 Compared to Three Months Ended December 31, 2001

Net sales for the three months ended December 31, 2002 decreased $26,512 (2.4%) versus the prior year quarter. The negative operating results were primarily due to significantly reduced revenues and margins as a result of the downturn in the fiber-optic connector industry and other high-tech manufacturing sectors.

Gross profit/(loss) for the three months ended December 31, 2002 decreased from $181,769 (16.1%) for the three months ended December 31, 2001 to ($747,270) (-68.1%) in the current quarter. The negative margins in the current year quarter are due to the Company's fixed and variable manufacturing costs for the current year quarter being in excess of the reduced level of sales.

Sales and marketing expenses increased $19,221 from $197,466 (17.5% of net sales) in the prior year quarter to $216,687 (19.8% of net sales) for the current year quarter primarily as a result of higher travel costs. These additional costs were expended as part of the Company's efforts to diversify its product mix in the wake of the downturn in the fiber-optic industry. General and administrative expenses decreased $98,542 from $392,054 (34.8% of net sales) for the prior year quarter to $293,512 (26.8% of net sales) for the current year quarter due to the Company's efforts to cut back on spending.

6.5.2 Six Months Ended December 31, 2002 Compared to Six Months Ended December 31, 2001

Net sales for the six months ended December 31, 2002 decreased $509,218 from the prior year period. As with the quarterly results, this decline was primarily due to a downturn in the high-tech manufacturing industries, and the fiber-optic industry in particular.

Gross profit/(loss) decreased from $755,248 (28.4% of net sales) for the six months ended December 31, 2001 to $(595,077) (-27.8% of net sales) for the current year period. The drop in gross profit is attributable to the aforementioned decrease in net sales. As mentioned above, the Company's fixed and variable manufacturing costs have exceeded its sales in the current year period.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                          PAGE 13
________________________________________________________________________________

Sales and marketing expenses decreased from $446,772 (16.8% of net sales) for the six months ended December 31, 2001 to $400,010 (18.7% of net sales) for the current year period primarily as a result of salary cuts and other spending controls. General and administrative expenses decreased from $725,248 (27.3% of net sales) to $626,963 (29.2% of net sales), due to the Company's efforts to reduce spending, as offset by the incurring of $50,000 of fees relating to the early termination of its debt obligations with a bank in the first quarter of this year.

Interest expense increased due to the higher level of cash on hand in the prior year period. Investment of this cash in the prior year period largely offset amounts of interest expense incurred in the period ended December 31, 2001.

Liquidity and Capital Resources

Historically, the Company's primary source of liquidity has been cash flow from operations, together with the net proceeds from the sale of the Company's Dental Supplies business segment in fiscal 2001. These funds, combined with borrowings under long-term debt and capital lease obligations with both banks and municipal authorities, have provided the liquidity to finance the Company's capital expenditures and continued operations. The Company's Montgomeryville, PA location is pledged as collateral for its long-term debt.

Net cash of ($184,379) and ($2,750,855) was used in operating activities in the six months ended December 31, 2002 and 2001, respectively. The improved level of cash used was primarily a result of the Company's efforts to reduce spending and manage inventories.

On October 16, 2001 the Company's Board of Directors authorized the repurchase of up to $1 million of Moyco common stock. The program commenced immediately and ended December 31, 2002. Under this program, a total of 5,200 shares at a total cost of $5,200 were repurchased, all during the fiscal year ended June 30, 2002.

Cash expenditures for property, plant and equipment totaled $51,993 for the six months ended December 31, 2002 and $125,054 for the six months ended December 31, 2001. Of these amounts, $28,316 and $84,063 respectively, were paid in cash, with $57,948 and $0 paid with proceeds from debt refinancing during the first quarters of fiscal 2003 and 2002. The Company expects to spend approximately $100,000 in fiscal 2003 on capital expenditures, primarily for manufacturing equipment.

Also, during the six months ended December 31, 2001, the Company received proceeds from the escrow account relating to the discontinued Dental Supplies business segment. These proceeds, net of payment of liabilities relating to this discontinued segment, amounted to a net cash inflow of $464,269. The Company does not expect to receive any significant funds in the future relating to its discontinued operations.
For the six months ended December 31, 2002 and 2001, the Company made payments on long-term debt of $13,788 and $36,933, respectively.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 14
________________________________________________________________________________

At June 30, 2002, the Company had a line of credit with a bank in which the available borrowing amount was determined by the amount of qualified accounts receivable (as defined in the credit agreement), with a maximum borrowing amount of $2,000,000. Based on this formula, the amount that was available under the arrangement at June .30, 2002 was approximately $600,000. Borrowings under this arrangement bore interest at the bank's prime rate plus one-half point (5.25% at June 30, 2002) and were secured by all assets of the Company. The line of credit was subject to certain financial and non-financial covenants, which included, among others, a ratio of EBITDA to fixed charges, as defined, and a level of tangible net worth. The Company was out of compliance with certain financial covenants under this lending arrangement at June 30, 2002. Upon refinancing of the Company's debt obligations in September, 2002 (see below), this line of credit agreement was terminated along with the Company's long-term debt obligations to the bank.

On September 27, 2002, the Company restructured its debt obligations by entering into a mortgage agreement in the amount of $1,550,000 with an insurance company. The proceeds were used to retire all outstanding long-term debt and buy out all capital leases, as well as providing net proceeds of $95,976 to the Company. The new loan, payable in monthly installments of $12,411 (based on a twenty-year amortization) with a fixed interest rate of 7.42%, will have its remaining balance due at the end of its 10-year term. It is governed by several non-financial covenants, and is secured by a mortgage on the Company's Montgomeryville, PA property.

As of December 31, 2002 the Company had $28,968 of cash, and has no line of credit facilities in place. Over the past two years, the Company has implemented a cost-containment program through which it reduced headcount by 40%, and cut salaries and benefits for several remaining employees. Additional stopgap funding has been provided during the current fiscal year via cash advances and salary deferrals by Marvin E. Sternberg, Chairman of the Board, President and Chief Executive Officer, and a Director of Moyco. There can be no assurance that future such advances will be made, nor that Mr. Sternberg will not exercise his right to demand repayment all amounts advanced to date.

At December 31, 2002, the Company's long-term debt is due to mature as follows:

                           Note Payable-        Note Payable-
                           Insurance Co.        Officer              Total
                          --------------       ---------------    ----------
Due within 1 year          $   35,535           $       -         $   35,535
Due within 1-5 years          223,036             104,583            327,619
Due thereafter              1,285,758                   -          1,285,758
                           ----------           ---------         ----------
Total                      $1,544,329           $ 104,583         $1,648,912
                           ==========           =========         ==========

The Company has incurred significant operating losses and negative cash flows from operations in both the current and prior fiscal years, primarily due to a continued decline in sales for the Company and its industry. The Company has responded by implementing cost reductions. However, these cost reductions have not kept pace with the rapid sales decline. Therefore, further cost reductions may become necessary.

The Company's federal income tax returns for the year ended June 30, 2002 were filed in late October 2002, and the related refund of $456,972 was received in December 2002. Amounts received were used to fund current operations and to repay amounts advanced to the Company by Marvin E. Sternberg, Chairman of the Board, President and Chief Executive Officer, and a Director of Moyco.

The Company believes that inflation has not, and will not, have a material impact on the Company's financial condition and results of operations.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 15
________________________________________________________________________________

Since December 31, 2002, the Company has continued to receive funding from Mr. Sternberg in order to finance tits operations. As of March 31, 2003, the Company has approximately $50,000 in cash and cash equivalents. Negative cash flow from operations is expected to continue for the foreseeable future.

6.6 Management's Discussion and Analysis of Financial Condition and Results of Operations for Fiscal Year Ended June 30, 2002

Moyco Technologies, Inc. was incorporated in 1968 under the laws of the Commonwealth of Pennsylvania. The Company, through its wholly owned subsidiary, Moyco Precision Abrasives, Inc., manufactures, markets, and distributes extremely uniform and fine abrasive films, commercial coated abrasives, slurries, polishing agents and related products. Moyco also provides technical assistance to its customers to optimize various polishing processes for the purpose of improving production yields and finished product performance. Moyco polishing materials are used by customers in various industries for a wide range of applications including, but not limited to, fiber-optics, semiconductor, metallurgical, lapidary, automotive parts, nail files, surgical and hobby. Until May 25, 2001, Moyco was also engaged in the manufacturing, marketing and distributing of dental supplies such as waxes, abrasives, medicaments, dental mirrors, endodontic (root canal) instruments, materials and equipment, sundry dental items, hand instruments, sterilization items, as well as the repacking and distributing of other dental products for sale to the professional dental market. On May 25, 2001, Moyco completed the sale of this business segment to Miltex Instrument Company, Inc.

6.6.1  Results of Operations

As a result of the sale of the Company's Dental Supplies business segment in May 2001, the Company's operations consist entirely of its abrasives segment. Unless otherwise stated, all figures below relate to continuing operations only.

6.6.2  Summary Of Results From Continuing Operations

                                             For the Six Months ended Dec. 31,
                                            ----------------------------------
                                                2002                   2001
                                            -------------        -------------
 Net sales                                     $2,143,652           $2,652,870
 Gross profit                                (    595,077)             755,248
 (Loss) Income from continuing
    operations before income taxes           ( $1,090,419)         (  $376,455)

                                                 Dec. 31,             June 30,
                                                   2002                 2002
                                               ----------           ----------
 Current assets                                $3,066,165           $3,755,859
 Total assets                                  $5,486,395           $6,204,111
 Working capital                               $2,192,834           $2,867,415
 Total liabilities                             $2,486,708           $2,122,506
 Equity                                        $2,999,687           $4,081,605

                                                  For the Year Ended June 30,
                                               -------------------------------
                                                   2002                2001
                                               ----------           ----------
 Net sales                                     $5,197,900           $9,902,780
 Gross profit                                     765,588            4,003,146
 (Loss) Income from continuing
    operations before income taxes             (1,469,604)             397,335

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 16
________________________________________________________________________________

Over the past two years, sales of the Company's precision abrasives fell from $9.9 million in fiscal 2001 to $5.2 million in fiscal 2002. This decline is primarily the result of the downturn in the fiber-optic connector industry and other high-tech manufacturing sectors.

The Company recorded a loss from continuing operations of $1,070,162 for fiscal year ending 2002. This decline from the income of $210,247 in the prior period is attributable to the aforementioned decline in sales during the period. The deterioration in gross profit margins is largely attributable to the Company's reduced volume of sales with which to recover its fixed manufacturing costs.

6.6.3  Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Net sales in fiscal 2002 totaled $5,197,900 a decrease of $4,704,880 (47%) from fiscal 2001. This decline is primarily the result of a downturn in the high-tech manufacturing industries, and the fiber-optic industry in particular. During the fiscal years ended June 30, 2002 and 2001, sales of fiber-optic polishing films totaled approximately $2.6 million or 49%, and $6.5 million or 65%, respectively of total revenues generated by the Company. Several of Moyco's most significant accounts have continued the process of reducing inventories and production levels to combat the economic problems currently facing the fiber-optic industry as a whole.

During the years ended June 30, 2002 and 2001, two customers combined for 27.7% and 31.0%, respectively of the Company's total net sales. Sales in the Precision Abrasives segment to overseas customers were 30.0% and 33.1% of total net sales for the years ended June 30, 2002 and 2001, respectively.

The Company's backlog of orders was $110,521 and $750,235 as of June 30, 2002 and as of June 30, 2001, respectively.

Gross profit decreased by a total of $3,237,558 from $4,003,146 (40.4% of net sales) in fiscal 2001 to $765,588 (14.7% of net sales) in fiscal 2002. The deterioration in gross profit dollars and percentage is attributable to the Company's reduced volume of sales with which to recover its fixed manufacturing costs.

Sales and marketing expenses decreased from $960,371 (9.6% of net sales) in fiscal 2001 to $834,343 (16.0% of net sales) in fiscal 2002 primarily as a result of spending reductions in light of the worsened selling environment.

Research and development expenses remained relatively constant between periods.

General and administrative expenses decreased from $2,352,720 (23.7% of net sales) to $1,357,425 (26.1% of net sales) also as a result of the Company's measures to contain costs in the current operating situation. Measures taken to date have included negotiated fee reductions by professional service firms and salary reductions by several employees.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 17
________________________________________________________________________________

Interest expense decreased from $275,320 to $11,534 due to payoffs of long-term debt near the end of the fiscal year ended June 30, 2001.

The Company's effective tax rate (benefit) was (27.2%) and 47.1% for the fiscal years ended June 30, 2002 and 2001, respectively. The change resulted primarily from an increase in the valuation allowance for deferred tax assets.


6.7  Directors and Executive Officers of the Company

6.7.1  Executive Officers of the Company

The names, ages and positions with the Company of all of the executive officers of the Company, are as follows:

         Name                               Age               Position
         ----                              ----               ---------
 Marvin E. Sternberg*                       68                Chairman of the Board, President and Chief
                                                              Executive Officer
 Joseph S. Sternberg*                       39                Vice President, General Counsel and Secretary
 Mark E. Sternberg*                         35                Vice President, Chief Financial Officer and Treasurer


*Marvin E. Sternberg is Joseph S. Sternberg and Mark E. Sternberg's father.

The executive officers hold their respective offices until the first meeting of newly elected directors following the next annual meeting of the Company and the election of successor officers unless otherwise terminated by the Board of Directors.

The following is a brief account of the business experience of the executive officers:

Mr. Marvin E. Sternberg joined Moyco in March of 1974, as a management consultant and was elected President of Moyco on August 9, 1974. From 1965 to 1973, Mr. Sternberg was Trustee and Operating Officer for the Robinson Trust, Philadelphia, Pennsylvania. From 1965 to present, Mr. Sternberg has been a partner and/or director in a number of other companies in the Philadelphia, Pennsylvania area including the Pennsylvania Business Bank, the RBB Fund, a family of Mutual Funds, and Cellucap Manufacturing Company, a producer of disposable headwear and garments. Mr. Sternberg has been a member of the Company's Board of Directors since 1974.

Mr. Joseph S. Sternberg joined the Company on October 14, 1991, at which time he was named Vice President and General Counsel. Prior to that time he was engaged in the private practice of law. Mr. Sternberg is on the Board of Directors of the American Lung Association of Southeastern Pennsylvania. Upon the retirement of William Woodhead, he assumed the responsibilities of Secretary.

Mr. Mark E. Sternberg joined Moyco on August 15, 1991, at which time he was named Administrative Vice President. Upon the retirement of William Woodhead, he assumed the responsibilities of Chief Financial Officer and Treasurer.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 18
________________________________________________________________________________

Mr. William Woodhead joined Moyco on January 7, 1985 as Controller. He was elected Secretary/Treasurer on December 18, 1985. Effective December 31, 2001, Mr. Woodhead retired from the Company as an employee. He has been a member of the Company's Board of Directors since 1985, and chairs the Audit Committee.

6.7.2  Directors of the Company

The following table sets forth the name of each director of the Company and all offices presently held by him. The term of each director will expire on such date as the Annual Meeting of Shareholders is held and his successor is duly elected and qualified.

Name/Address                                    Age                         Other Position with Company
------------                                   -----                        ----------------------------
Marvin E. Sternberg                             68                          Chairman of the Board, President
c/o Moyco Technologies, Inc.                                                and Chief Executive Officer
200 Commerce Drive
Montgomeryville, PA 18936

Cathy Neifeld, Esq.                             41                          None
c/o Moyco Technologies, Inc.
200 Commerce Drive
Montgomeryville, PA 18936

Marvin Cravetz                                  65                          None
c/o Moyco Technologies, Inc.
200 Commerce Drive
Montgomeryville, PA 18936

William Woodhead                                65                          Secretary/Treasurer
c/o Moyco Technologies, Inc.
200 Commerce Drive
Montgomeryville, PA 18936

Mr. Marvin E. Sternberg joined Moyco in March of 1974, as a management consultant and was elected President of Moyco on August 9, 1974. From 1965 to 1973, Mr. Sternberg was Trustee and Operating Officer for the Robinson Trust, Philadelphia, Pennsylvania. From 1965 to present, Mr. Sternberg has been a partner and/or director in a number of other companies in the Philadelphia, Pennsylvania area including the Pennsylvania Business Bank, the RBB Fund, a family of Mutual Funds, and Cellucap Manufacturing Company, a producer of disposable headwear and garments. Mr. Sternberg has been a member of the Company's Board of Directors since 1974.

Cathy Neifeld, Esq., is the President of Mega Systems, Inc., an international large format film projection system company and a subsidiary of Safeguard Scientifics, a publicly-held company traded on the New York Stock Exchange. Ms. Neifeld previously served as the General Counsel and as an Executive Vice President of Mega Systems. Prior to joining Mega Systems, Ms. Neifeld was engaged in the private practice of law. Ms. Neifeld holds a B.A. from Brandeis University and J.D. from the University of Miami School of Law.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 19
________________________________________________________________________________


Dr. Marvin Cravetz, DDS, was engaged in the practice of Dentistry, with offices in Hatboro, Pennsylvania, for more than twenty years. Dr. Cravetz has been a member of the Company's Board of Directors since 1974.

Mr. William Woodhead joined Moyco on January 7, 1985 as Controller. He was elected Secretary/Treasurer on December 18, 1985. Effective December 31, 2001, Mr. Woodhead retired from the Company as an employee. He has been a member of the Company's Board of Directors since 1985, and chairs the Audit Committee.

6.7.3  Meetings and Committees of the Board of Directors

During the fiscal year ended June 30, 2002, the Board of Directors of the Company met on one occasion. The meeting was fully attended by all members of the Board of Directors either in person, by telephone or by proxy. On at least six other occasions, various members of the board met to discuss matters concerning the Company.

6.7.3.1  Audit Committee

The Audit Committee of the Board of Directors acts to: (i) acquire a complete understanding of the Company's audit functions; (ii) review with management the finances, financial condition and interim financial statements of the Company;
(iii) review with the Company's independent accountants the year-end financial statements; and (iv) review implementation with the independent accountants and management any action recommended by the independent accountants. During the fiscal year ended June 30, 2002, the Audit Committee held one meeting at which the members of the Committee discussed Committee-related business.

The Audit Committee adopted a written charter governing its actions on April 19, 2000 (which has been filed with the SEC and delivered to shareholders as an exhibit to the Company's proxy statement dated January 5, 2001. All members of the Company's Audit Committee are "independent" within the definition of that term as provided by Rule 4200(a)(14) of the listing standards of the National Association of Securities Dealers.

The Audit Committee of the Board of Directors of Moyco Technologies, Inc. consists of Dr. Marvin Cravetz, Dr. Irvin Paul, and Mr. William Woodhead as chairman.

6.7.3.2  Compensation Committee

The members of the Compensation Committee are Mr. Marvin Sternberg and Mr. William Woodhead. The Compensation Committee functions include the review of compensation of the Company's officers and to review transactions in which officers, directors or employees may have a potential conflict of interest. During the fiscal year ended June 30, 2002, the Committee held one meeting at which the members of the Committee discussed Committee-related business.

6.7.3.3 Key Employee Stock Option Committee

The members of the Key Employee Stock Option Committee are Mr. Marvin Sternberg and Mr. William Woodhead. The Key Employee Stock Option Committee functions include the determination of whether any employees will be granted stock options. During the fiscal year ended June 30, 2002, the Committee held one meeting at which the members of the Committee discussed Committee-related business.

6.8  Executive Compensation

The following table shows for fiscal years ended June 30, 2002, 2001 and 2000, the cash compensation, as well as certain other compensation paid to the named executive officers and certain other employees.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 20
________________________________________________________________________________

                           SUMMARY COMPENSATION TABLE

                                                                                          Long-Term Compensation
                                                                                     ----------------------------------
                                 Annual Compensation                                     Awards           Payouts
                           -----------------------------                             ---------------    ---------------
                                                                                     Securities  Long-
                                                           Other                     Under-      Term
                                                           Annual      Restricted    lying       Incentive    All
Name & Principal                                           Compen-     Stock         Options/    Plan         Other
Position                   Year      Salary       Bonus    sation      Award(s)      SARs        Payouts      Compen.(1)
---------                  ----     --------      -----    ------      --------      -----       ----------   -----------
Marvin E. Sternberg        2002     $224,100       $--       $--         $--          $--        $--          $3,213
Chairman of the Board,     2001     $289,450       $--       $--         $--          $--        $--          $3,171
President and CEO (2)      2000     $306,075       $--       $--         $--          $--        $--          $2,998

Clarence F. Bartron        2002      110,570        --        --          --           --         --           2,839
Vice President             2001      164,044        --        --          --           --         --           2,462
Ultralap Division          2000      157,077        --        --          --           --         --           1,656

Joseph S. Sternberg        2002      145,500        --        --          --           --         --           3,735
Vice President and         2001      118,400        --        --          --           --         --           3,035
General Counsel            2000      116,130        --        --          --           --         --           2,915

Mark E. Sternberg          2002      145,500        --        --          --           --         --           3,735
Administrative Vice        2001      118,400        --        --          --           --         --           3,035
President                  2000      116,130        --        --          --           --         --           2,915

Jerome Lipkin              2002       75,000        --        --          --           --         --              --
Operations Manager (3)     2001      122,850        --        --          --           --         --           3,130
                           2000      124,020        --        --          --           --         --           3,100

William Woodhead           2002       92,872        --        --          --           --         --           1,138
Secretary/                 2001      102,375        --        --          --           --         --           2,568
Treasurer (4)              2000      102,797        --        --          --           --         --           2,319

David Diaz                 2002      121,585        --        --          --           --         --           3,704
Vice President-            2001       67,707        --        --          --           --         --              --
Manufacturing              2000           --        --        --          --           --         --              --

(1) Includes contributions by the Company for each of the named officers to the Company's 401(k)/Profit Sharing Plan.

(2) On May 25, 200, the Company completed the sale of its dental supplies business segment to Miltex in accordance with the terms of the Asset Purchase Agreement. In a separate but related agreement Miltex has agreed to engage Marvin E. Sternberg, Chairman of the Board, President and Chief Executive Officer, and a Director of Moyco, to provide consulting services to Miltex in connection with the transition of the dental supplies business segment from Moyco to Miltex and Miltex's operation of the dental supplies business segment thereafter. Mr. Sternberg will be compensated at the rate of $400,000 per year over the five-year term of his consulting engagement. Mr. Sternberg may also earn additional compensation under the Consulting Agreement if and to the extent that Miltex's profitability is increased by the sale of certain instruments. The compensation paid to Mr. Sternberg by Moyco will be reduced to reflect his involvement with Miltex.

(3) Mr. Lipkin retired in May, 2001. The Company granted to Mr. Lipkin a retirement package entitling him to cash payments of $50,000 in June 2001 and $75,000 in January 2002, and continuing to cover his automobile allowance and health benefits through September 2002.

(4) Mr. Woodhead retired from his employment with the Company effective December 31, 2001. The Company granted to Mr. Woodhead a retirement package that continued to pay him his salary through June 2002 and continued to cover his automobile allowance and health benefits through that same period.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 21
________________________________________________________________________________




                     AGGREGATED OPTION/SAR EXERCISES IN LAST
                    FISCAL YEAR AND FY-END OPTION/SAR VALUES

The following table shows stock options exercised and fiscal year-end values for the named executive officers under the Company's stock option plan. The plan does not permit the grant of stock appreciation rights ("SARs"). There have been no stock options granted in the current fiscal year to the named executive officers.

                                                                                                    Value of
                                                                                                    Unexercised In-the-
                                                                                                    Money
                                                                                                    Options/SARs
                              Shares                              Number of Unexercised             at Fiscal Year End
                              Acquired on      Value             Options as of June 30, 2002       Exercisable(2)/
Name                          Exercise         Realized          Exercisable/Unexercisable         Unexercisable(3)
----                          -----------      --------          ----------------------------      --------------------
Marvin E. Sternberg            --               $ --                       --                              $--/--
Clarence F. Bartron            --                 --                       --                               --/--
Joseph S. Sternberg            --                 --                       --                               --/--
Mark E. Sternberg              --                 --                    1,050                               --/--
Jerome Lipkin                  --                 --                       --                               --/--
William Woodhead               --                 --                       --                               --/--

(1) Upon exercise of an option, the optionee must pay the exercise price in cash.

(2) Represents the difference between the fair market value of the common stock underlying the option and the exercise price at exercise, or fiscal year-end, respectively.

(3) As adjusted for the respective 10% stock dividends issued on September 30, 1998 and November 24, 1999.


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

During the fiscal year ended June 30, 2002, no options or SARs were granted to any officer or employee of the Company.

6.9  Stock Option Plans

6.9.1  Key Employee Stock Option Plan ("The 1992 Plan")

On October 30, 1992, the Board of Directors (the "Board") adopted a Key Employee Stock Option Plan (the "Plan") which was approved by vote of the Company's shareholders at the December, 1992 meeting. The Plan initially limited grants of stock options ("Options") to employees, officers and directors who are officers of the Company. In fiscal year 1997, the Board and shareholders amended the Plan to permit grants of Options to non-employee directors. Unless sooner terminated, this plan will expire in October, 2002.

The purpose of the Plan is to further the long-term growth of the Company by offering incentive compensation in the form of Options relating to the long term performance goals of those employees and non-employee directors who are responsible for planning, directing and achieving such growth. The Plan is also intended to be a means of reinforcing the commonality of interest between the Company and employees and non-employee directors, and as an aid in attracting and retaining employees and non-employee directors of outstanding abilities and specialized skills. Unless sooner terminated by the Company's shareholders or the Board, the Plan shall remain in effect for a period of ten years from the original date of the Plan's adoption by the Board.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 22
________________________________________________________________________________

The Plan is administered by the Company's stock Option Plan Committee (the "Committee"). The members of the Committee are to be appointed by the Board to serve until their respective successors have been appointed and consists of two or more non-employee directors. Mr. Sternberg and Mr. Woodhead are currently members of the Committee. The Committee has sole discretion to select the employees, including an employee who is an officer or a director of the Company, to whom Options may be granted, to determine the amounts of such grants and to interpret, construe and implement the Plan. All non-employee directors will receive Options under the terms of the Plan, as amended.

An aggregate of 242,000 shares of Common Stock of the Company are authorized for Options to be granted from time to time. Key employees, including an employee who is a director or an officer, who are selected from time to time by the Committee are eligible to receive Options under the Plan. Since the plan provides for discretion in the selection of employees to whom grants will be made, the number of persons who participate cannot be determined. Options for no more than five percent of these shares of Common Stock subject to the Plan may be granted to any individual owning more than ten percent (10%) of the issued and outstanding Common Stock. The Plan, as amended, provides a grant to each non-employee director of an Option for One Thousand shares of the Company's Common stock at the market value on the date of the annual meeting for each directors meeting they attend. Options granted to non-employee directors expire five years form the date of grant . Each Option granted to non-employee directors is vested and exercisable in full on the date of grant.

If an optionee ceases to be employed by the Company, the employee's Option terminates immediately. If the optionee's cessation of employment is due to retirement with the Company's consent, the optionee may exercise the Option within three months after cessation of employment. If an optionee dies while employed by the Company, or within three months after having retired with the Company's consent, the executor or administrate, legatee or heir, if there be no executor or administrator, shall have the right to exercise the Option to the extent the deceased optionee was entitled to exercise the Option.

The purchase price for the Common Stock under each Option is the fair market value of the Common Stock on the date the option is granted, but in no event less than the par value of the Stock. The Option price must be paid in full at the time an Option is exercised in cash or in shares of Common Stock with a current fair market value equivalent to the Option price. Options granted under the Plan to employees are exercisable during a period of ten years from the date of grant.

No Option granted under the plan to an employee is transferable except by will or pursuant to a qualified domestic relations order or the laws of descent and distribution. Options granted to non-employee directors are transferable to the spouse or children of the non-employee director and by will or by the laws of descent and distribution.

The Plan provides for appropriate adjustments of the provisions of outstanding Options and the number of shares available for future awards in the event of any changes in the outstanding Common Stock by reason of a corporate merger, stock split or similar events. The Board may terminate, amend or modify the Plan at any time; provided, however, that no such action of the Board shall in any manner affect any Option theretofore granted to an optionee under the Plan without the consent of the optionee.

During the Company's fiscal year ended June 30, 2002, a total of 7,500 options were granted to the Company's non-employee directors. No options were granted to any of the Company's officers or employees.

6.9.2  2001 Employee Stock Option Plan ("The 2001 Plan for Employees")

At the Company's annual meeting of shareholders held on December 11, 2001, the Company's shareholders approved the proposal to adopt the 2001 Plan. Under the 2001 Plan, the Company may grant options to purchase up to an aggregate of 750,000 shares of its common stock to eligible employees. Under the 2001 Plan, the exercise price of an option designated as an ISO shall not be less than the fair market value of the common stock on the date the option is granted. However, in the event an option designated as an ISO is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110% of such fair market value. Exercise prices of Non-ISO options may be less than such fair market value. The aggregate fair market value of shares subject to options granted to a participant, which are designated as ISOs and which become first exercisable in any calendar year, shall not exceed $100,000. The basic terms of this plan are identical to those in the 1992 plan as detailed above. To date, no options have been granted, exercised, or cancelled under the 2001 Plan.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 23
________________________________________________________________________________


6.9.3  Directors Compensation

At the Company's annual meeting of shareholders held on December 11, 2001, the Company's shareholders approved the proposal to adopt the 2001 Non-Executive Director Stock Option Plan ("The 2001 Plan for Directors"). Under the terms of the 2001 Plan for Directors, each non-executive director is automatically granted an option to purchase 7,500 shares upon joining the Board and each January 15 thereafter (or first business day thereafter), pro rata, based on the time the director has served in such capacity during the previous year. The term non-executive director refers to a director of the company who is not otherwise a full-time employee of the company or any subsidiary. Each non-employee director is entitled to receive options to purchase 7,500 shares of the Company's Common stock on an annual basis. The 2001 Plan for Directors does not contain an aggregate number of shares issuable thereunder, primarily for administrative purposes. The Plan will be administered by the Board of Directors, or in the alternative, by a committee designated by the Board of Directors (the "Committee"). The exercise price for options granted shall be 100% of the fair market value of the common stock on the date of grant. Unless otherwise provided in the 2001 Plan for Directors, the exercise price of options granted must be paid at the time of exercise, either in cash, by delivery of shares of common stock of the Company or by a combination of each. The term of each option commences on the date it is granted and unless terminated sooner as provided in the 2001 Plan for Directors, expires five (5) years from the date of grant. The Board or Committee has no discretion to determine which non-executive director or advisory board member will receive options or the number of shares subject to the option, the term of the option or the exercisability of the option. Options granted are not qualified for incentive stock option treatment under the Internal Revenue Code. The exercise price of these options is equal to the fair market value of the Company's Common stock on the date of grant. All directors who are also employees do not receive any compensation for serving as directors. During the Company's fiscal year ended June 30, 2002, a total of 31,875 options were granted to the Company's non-employee directors.

6.10  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 30, 2002, the amount and percentage of the Company's outstanding common stock beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock; (ii) each director; (iii) each executive officer and (iv) all officers and directors of the Company as a group.


                                                                               Shares                  Percentage
                                                                               Beneficially            of
Title of Class                     Beneficial Owner                            Owned                   Class
--------------                     --------------------                        -------------           -----------
Common stock                       Marvin E. Sternberg                         2,954,741(1)               58.0%
Common stock                       Irvin Paul                                      2,000                    --
Common stock                       Marvin Cravetz                                 42,600                   0.8%
Common stock                       Donald Gleklen                                 18,000                   0.4%
Common stock                       Cathy Neifeld, Esq.                                 0                    --
Common stock                       Fletcher Wiley                                      0                    --
Common stock                       William Woodhead                               12,000                   0.2%
Common stock                       Clarence Bartron                                5,000                   0.1%
Common stock                       David Diaz                                      5,500                   0.1%
Common stock                       Joseph S. Sternberg                           200,582                   3.9%
Common stock                       Mark E. Sternberg                             178,753                   3.5%
                                                                               ---------                  -----
Common stock                       All Officers and Directors
                                   (11 in number)                              3,419,176                  67.1%
                                                                               =========                  =====

(1) Of these shares 2,732,611 shares are held by Marvin E. Sternberg, legally and beneficially in his own name; 222,130 shares by Susan Sternberg, wife of said Marvin E. Sternberg, legally and beneficially in her own name.

6.11  Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon the exercise of options under all of the Company's existing equity compensation plans as of June 30, 2002, including the 1992 Key Employee Stock Option Plan, the 2001 Employee Stock Option Plan and the 2001 Non-Employee Director Stock Option Plan.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 24
________________________________________________________________________________


                                                                                                             Number of Securities
                                                                                                             Remaining Available for
                                                                                                             Future  Issuance
                                                                                                             Under Equity
                                                                                                             Compensation Plans
                                                 Number of Securities to be                                  Excluding
                                                 Issued upon Exercise of        Weighted Average Exercise    Securities
                                                 Outstanding Options and        Price of Outstanding         Reflected in
                                                 Rights                         Options                      Column (a)
        Plan Category                            (a)                            (b)                          (c)
====================================================================================================================================
Equity Compensation Plans                       (1) 53,940                      $2.08                        (2) 1,093,125
Approved by Stockholders
------------------------------------------------------------------------------------------------------------------------------------
Equity Compensation Plans                                -                          -
Not Approved by Stockholders
------------------------------------------------------------------------------------------------------------------------------------
Total                                           (1) 53,940                      $2.08                        (2) 1,093,125
------------------------------------------------------------------------------------------------------------------------------------

1. Includes options issued pursuant to the Company's 1992 Key Employee Stock Option Plan, as amended; options issued pursuant to the Company's 2001 Director Stock Option Plan; and options issued pursuant to the Company's 2001 Employee Stock Option Plan.

2. Consists of 750,000 options available for issuance pursuant to the Company's 2001 Employee Stock Option Plan and 375,000 options which may be issued pursuant to the Company's 2001 Director Stock Option Plan, net of the 31,875 shares issued to date under the 2001 Director Stock Option Plan. The 2001 Director Stock Option Plan does not provide for a cap on the aggregate number of options which may be granted thereunder. All option grants under the 2001 Director Stock Option Plan are non-discretionary; each non-employee director receives an option to purchase 7,500 shares of the Company's common stock each January 15, pro rata, based on the length of such directors service during the preceding year. Accordingly, if the number and identity of the Company's non-employee directors remains constant over the life of the 2001 Director Stock Option Plan, the Company would issue a total of 375,000 options to the Company's non-employee directors under the 2001 Director Stock Option Plan.

6.12  Certain Relationships and Related Transactions

On May 25, 2001, the Company completed the sale of its dental supplies business segment to Miltex in accordance with the terms of the Asset Purchase Agreement. In a separate but related agreement Miltex has agreed to engage Marvin E. Sternberg, Chairman of the Board, President and Chief Executive Officer, and a Director of Moyco, to provide consulting services to Miltex in connection with the transition of the dental supplies business segment from Moyco to Miltex and Miltex's operation of the dental supplies business segment thereafter. Mr. Sternberg will be compensated at the rate of $400,000 per year over the five-year term of his consulting engagement, pursuant to the terms of a Consulting Agreement. Mr. Sternberg may also earn additional compensation under the Consulting Agreement if and to the extent that Miltex's profitability is increased by the sale of certain instruments. The compensation paid to Mr. Sternberg by Moyco will be reduced to reflect his involvement with Miltex.

In June of 2002, Miltex settled disputed balances by deducting a total of $68,369 from the consulting payment due to Mr. Sternberg. Under the terms of Moyco's indemnification agreement with Mr. Sternberg, the Company was required to reimburse him for this deduction. This balance due to Mr. Sternberg was unpaid at June 30, 2002. In July 2002, an additional $31,631 was advanced by Mr. Sternberg, for a total of $100,000 owed by the Company. The Company issued a promissory note to Mr. Sternberg in the principal amount of $100,000, payable in full on July 15, 2005. Interest will accrue at the annual rate of 10% and be paid annually.

During the quarter ended March 31, 2003, Mr. Sternberg advanced an additional $200,000 to the company to be used for working capital. In addition, Mr. Sternberg is due approximately $81,000 in unpaid salary.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 25
________________________________________________________________________________

6.13  Proposed Amendment to Articles of Incorporation

The Board of Directors of MOYCO intends to call for a Special Meeting of Shareholders in June 2003 to propose amending its articles of incorporation to effectuate a reverse stock split of its outstanding shares of common stock as part of a going private transaction. This amendment, if approved by a majority of the common stockholders (which is assured based upon the number of shares owned by Marvin Sternberg) would terminate the Company's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing Form 15 certifying that it had fewer than 300 common stockholders of record. At that time MOYCO's obligation to file periodic and other reports under the Act would cease. As a result, access to certain information about the Company would no longer be publicly available and its shares would no longer be listed on the OTC Bulletin Board or be publicly traded.

Minority shareholders would find it difficult to sell their shares to third parties and would have no readily available basis to determine the fair market value of their shares. This amendment would allow the minority shareholders to liquidate their holdings at a price they would not likely obtain in the marketplace. The minority shareholders will receive a cash payment based on the price of MOYCO common stock on the OTC Bulletin Board immediately prior to the going private transaction.

This transaction is being proposed due to the lack of liquidity of MOYCO common shares and to eliminate expenses associated with disclosure and reporting requirements under the Securities and Exchange Act of 1934.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 26
________________________________________________________________________________

7.0  VALUATION APPROACH

Having considered the generally accepted valuation methods and the particular attributes of the Company, we are of the opinion that in order to determine the value range of the Common Shares of the Company it is necessary to analyze various methods of valuing Common Shares as discussed extensively in valuation literature.

This section outlines the concept of fair market value and identifies the criteria which we have applied in developing the Valuation Opinion.

7.1  Fair Market Value

The term "fair market value," is based on the definition prescribed under Internal Revenue Service ("IRS") Revenue Ruling 59-60, as follows:

         The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of all relevant facts.

7.2  Valuation Principles

The fair market value of a going concern business is generally a function of the income and capital recovery returns that are expected in light of the risks associated with the realization of these future returns and the prospects for growth in the expected returns. In most going-concern situations the worth of a business is expressed as a capital sum through the application of a capitalization factor or multiple to an estimate of current or expected future earnings or cash flows, or through application of a discount rate to expected future cash flows.

Asset values will constitute the prime determinant of corporate worth where operations have historically been unprofitable or earnings marginal in relation to invested capital and the company may not be a going concern. In the case of a company which does not possess sufficient earnings potential to warrant treatment as a going-concern, assets are stated at their liquidation values.

Due to the Company's history of losses, combined with its negative future outlook as presented to us by MOYCO management at the Valuation Date, we believe that Market and Asset approaches to values for the Company are appropriate approaches to value determination. Given Moyco's history of losses and projected future losses, the income approach would not provide meaningful results.

There is no single correct method or approach to valuation, and a comprehensive valuation report will usually consider at least one method from each of the three broad valuation approaches - the market approach, the asset approach and the income approach. In some instances, one or more approaches to value may be either inappropriate or not applicable because of the purpose of the appraisal, the type of business or interest being appraised, or the lack of adequate information available to the appraiser.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 27
________________________________________________________________________________

The various methods often arrive at value estimates based on different levels of control and marketability. Therefore, the value estimates derived from the different methods must be adjusted to a consistent level (i.e., marketable majority, non-marketable majority, marketable minority, or non-marketable minority). Finally, these results are then reconciled to determine a final opinion of value for the entity being appraised.

During the course of this appraisal, we considered various valuation methodologies, and have relied on the chosen methods as being that most likely to be considered by the hypothetical willing buyer and willing seller and hence, "mirror the market." The chosen valuation method was also considered for its applicability in this particular appraisal. All relevant valuation approaches and methods were considered in performing the valuation of the subject equity interest. The basic approaches to valuing private business interests and their consideration in this appraisal are discussed below.

Approaches Considered

It is widely recognized that there is no one correct method of valuation, and that any valuation depends upon an analysis of the relevant facts, common sense, and the informed judgment of the appraiser. A full and complete appraisal requires the analyst to implement all relevant valuation methods that are appropriate to the particular valuation assignment. For this valuation, the appraiser has considered at least one method under each approach.

Market Approach

The market approach suggests that the value of the entity can be determined by examining the "market" that has been established by historical experience. This approach is a general way of determining a value indication for a business interest by using one or more methods that compare the subject to similar businesses, or partial interests in similar businesses, that have been sold. Examples of market approach methods include the guideline company method and the analysis of prior transactions in the ownership of the subject business. The business used for comparison must serve as a reasonable basis for such comparison. In searching for guideline companies, factors to be considered in judging whether a reasonable basis for comparison exists include:

      o A sufficient similarity of qualitative and quantitative investment characteristics.
      o The amount and verifiability of data known about the similar investment.
      o Whether or not the price of the similar investment was obtained in an arm's length transaction or was instead purchased in a forced or distressed sale.

Should comparable market transaction data be located that is deemed to be reasonably similar, comparisons are normally made through the use of valuation ratios. The computation and use of these ratios should provide meaningful insight and guidance about the subject, considering all relevant factors. Therefore, care should be exercised with respect to issues such as:

      o The selection of the underlying data used to compute the valuation ratios.
      o The selection of the time periods and/or the averaging methods used for the underlying data.
      o  The computation of the valuation ratios.
      o  The timing of the price data used in the valuation ratios.
      o How the valuation ratios were selected and applied to the subject entity's underlying data.

Finally, comparisons should be made by using comparable definitions of the components of the valuation ratios, such as earnings and cash flow.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 28
________________________________________________________________________________

Asset Approach

The asset approach, sometimes referred to as the cost approach, is conceptually the least complex of all approaches to consider and use as an appraisal guideline. The asset-based approach is a general way of determining a value indication of a business interest using one or more methods based directly on the value of the assets owned by the business less the business's liabilities. In theory, a buyer would not pay more than it would cost to create an entity of equivalent economic utility. Therefore, the concept is to adjust all assets and liabilities, whether or not recorded on the entity's balance sheet, to market value. Generally, the entity is presumed to be a going concern and the adjustments will reflect that premise. The asset approach typically does not take into consideration the "intangible" value of the enterprise, unless these assets are specifically identified and valued. The asset-based approach should be considered in valuations conducted at the total entity level or involving a business appraised on a basis other than a going concern. Valuations of particular ownership interests in an entity may or may not require the use of the asset-based approach.

Income Approach

The income approach develops a value that arises from the presumed ability of the entity to produce a profit or return on investment ("ROI") for its owner. This approach is a general way of determining a value indication of a business by using one or more methods through which anticipated benefits are converted into value as of the valuation date. Anticipated benefits are expressed in monetary terms and may be reasonably represented by such items as dividends or various forms of earnings cash flow.

Both capitalization of benefits method and discounted future benefits methods are acceptable. In capitalization of benefits methods, a representative benefit level is divided or multiplied by an appropriate capitalization factor to convert the benefit of value. In discounted future benefits methods, benefits are estimated for each of several future periods. These benefits are converted to value by applying an appropriate discount rate and using present value procedures.

Anticipated benefits are converted to value by using procedures that consider the expected growth and timing of benefits, the risk profile of the benefits stream, and the time value of money.

The conversion of anticipated benefits to value normally requires the determination of a capitalization factor or discount rate. In that determination, the appraiser should consider such factors as the level of interest rates, the rates of return expected by investors on alternative investments, and the specific risk characteristics of the anticipated benefits. Therefore, the two basic components of the income approach are the measure of income and the required rate of return.

In capitalization of benefits methods, expected growth is incorporated in the capitalization factor. In discounted future benefits methods, expected growth is considered in estimated in the future stream of benefits.

Based on historical and projected losses, this approach cannot be used for MOYCO.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 29
________________________________________________________________________________



                                 MARKET APPROACH

7.3  Market Approach

7.3.1 Publicly Traded Guideline Companies

One method within the market approach is to search for transaction data for similar and relevant "guideline" Companys. The appraiser must locate publicly traded companies that are similar in nature and operations to the company being valued. When guideline companies can be identified and are deemed to be applicable, the appraiser may form comparisons between the performance of the group of guideline companies and the subject business. These comparisons are known as indicators of value or price multiples and may include Tangible Book Value Multiple, Price/Earnings, TIC/Cash Flow, and TIC/Sales.

We conducted a search of public companies operating in the same industry as MOYC.

7.3.2  Selection of Guideline Comparable Companies

In order to select the appropriate multiples to be applied in this Valuation Report, we analyzed four principal approaches:

     1. Reviewed companies in the Technology, Capital Goods and Basic Materials Sectors;

     2. Reviewed companies in the Chemical Manufacturing, Fabricated Plastic & Rubber, Construction Supplies & Fixtures, Electronic Instruments & Controls, and Construction - Raw Materials Industries (listed in Appendix III);

     3. Compared the results of numbers 1 and 2 above to the Company's historical results and to the S&P 500;

     4. Reviewed transactional data for companies' SIC codes similar to MOYCO; and,

     5. Selected a short list of "guideline" companies being the closest in comparability to MOYCO.

The results of the findings for numbers 1, 2, and 3 above are set out in the Ratio Comparison table later in this report.

The first step in applying the market approach to valuing a Company is to identify publicly traded companies that are comparable. Analysts who regularly value companies indifferent industries have well-defined methods for determining which companies are comparable to the subject company. The procedure used to develop the group of public companies includes the following steps, which may or may not be obvious depending on the situation:

     o The industry or industries in which the Company operates are identified;

     o Various databases are searched for a group of companies in a line of business similar to that of the Company;

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 30
________________________________________________________________________________


     o Detailed descriptions and business segment data for the potential guideline companies are reviewed to eliminate those with products or services that differ from the subject Company;

     o Companies whose stock is thinly traded are typically eliminated, as such companies' transactions data is less meaningful; and,

     o The remaining companies are further analyzed in terms of operating, financial, geographical, industry, and/or market characteristics to insure that they are reasonable for inclusion in the guideline company group.

The last step in this process is the most subjective. A thorough understanding of the financial standing and the operating performance of the subject Company is essential to establishing the parameters by which to screen guideline data. Screens should include revenue mix, market, products, size of company, revenue, margins, capital structure, and growth - both historical and estimated. While an optimal guideline group will contain numerous companies, the number of companies included will depend on the similarity to the Company, trading activity, and the financial information available.

A perfect guideline company is identical to the Company with regard to business type, capital structure, size, and primary market. It has similar management dynamics, has a stock that is widely traded, encounters the same risks and opportunities, and, importantly, has the same prospects for growth in the near term, immediate term, and long term. Because it is in essence a mirror image of the subject Company, a perfect market comparable provides a whole range of meaningful valuation multiples which can be applied to reported and/or prospective operating results and provide a meaningful and defensible valuation. Of course, perfect guideline companies rarely exist, and finding an entire group of, say, five to eight perfect guideline companies is almost unheard of. As a result, it is often necessary to make some adjustment to the multiples derived from the group.

Once the group of guideline companies is identified, critical valuation data about each company should be assembled into a table. This table includes critical balance sheet and income statement data, trading information about the guideline companies, and, of course, an array of valuation multiples implied by public market pricing.

We have selected a number of companies we see comparable to MOYCO. Although none of the selected companies are "exact", they represent companies in similar businesses.

To apply the market approach, we performed a computerized database search for guideline companies that could be considered "comparable" to MOYCO. This search revealed the following companies:

-------------------------------------------------------
         CCMP  = Cabot Microelectronics
         CRR   = Carbo Ceramics Inc.
         HXL   = Hexcel Corporation
         IPII  = Imperial Industries, Inc.
         OWC   = Owens Corning
         QDXC  = Quadrax Corporation

-------------------------------------------------------

Set out on the following pages is a summary of the selected company analysis.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 31
________________________________________________________________________________



-----------------------------------------------------------------------------------------------------------------------------------
                                            Valuation                                                      Dividends
-----------------------------------------------------------------------------------------------------------------------------------
               P/E     P/E      P/E       Beta   TIC*    Price    Price to     TIC*    Market   Yield   Yield -  5 yr      Payout
              (TTM)   High -    Low               to       to     Tangible    to Cash    Cap.            5 yr   Growth      Ratio
                      Last 5   - Last            Sales    Book      Book       Flow   (millions)         Avg     Rate       (TTM)
                       yrs     5 yrs             (TTM)   (MRQ)     (MRQ)      (TTM)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   CCMP      30.46      NA       NA      3.33     5.33     5.80      5.80     30.57    1,225.05    NA      NA       NM       0.00
-----------------------------------------------------------------------------------------------------------------------------------
    CRR      22.24    58.25    10.11     1.07     3.92     3.11      3.63     15.39     494.62    1.12    1.10     18.13    24.69
-----------------------------------------------------------------------------------------------------------------------------------
    HXL        NM       NA       NA      0.61     0.88      NM        NM        NM      78.34      NA     0.00      NM       0.00
-----------------------------------------------------------------------------------------------------------------------------------
   IPII        NM       NA       NA      0.99     0.67     0.33      0.33     23.24      1.22      NA      NA       NM       0.00
-----------------------------------------------------------------------------------------------------------------------------------
    OWC        NM       NA       NA      0.99     1.30      NM        NM        NM      45.25      NA     6.20   -100.00     0.00
-----------------------------------------------------------------------------------------------------------------------------------
   QDXC        NM       NA       NA     -3.20     0.10      NM        NM        NM       0.25      NA      NA       NM       0.00
-----------------------------------------------------------------------------------------------------------------------------------
   MOYC        NM       NM       NM      0.32     0.64     0.29      0.29       NM       0.86      NA      NA       NM       0.00
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
   TOTAL     52.70    58.25    10.11     3.79    12.20     9.24      9.76     69.20     1,845     1.12    7.30    -81.87     24.69
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    AVG       7.53     8.32     1.44     0.54     1.74     1.32      1.39      9.89      264      0.16    1.04    -11.70     3.53
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  MEDIAN     26.35    58.25    10.11     0.99     0.06     3.11      3.63     15.39       62      1.12    1.10    -40.94     0.00
-----------------------------------------------------------------------------------------------------------------------------------


*TIC = Total investment capital

         CCMP = Cabot Microelectronics
         CRR  = Carbo Ceramics, Inc.
         HXL  = Hexcel Corporation
         IPII = Imperial Industries, Inc.
         OWC  = Owens Corning
         QDXC = Quadrax Corporation
         MOYC = Moyco Technologies

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 32
________________________________________________________________________________

---------------------------------------------------------------------------------------------------------------------
                                  Growth Rates (%)                                Financial Strength
---------------------------------------------------------------------------------------------------------------------
              Sales   Sales-     EPS       EPS - 5    Capital       Quick    Current   LT Debt     Total    Interest
              (TTM)   5 yr      (TTM)     yr growth  Spending       Ratio     Ratio   to Equity   Debt to   Coverage
              vs TTM  Growth   vs TTM       Rate      - 5 yr        (MRQ)     (MRQ)     (MRQ)     Equity     (TTM)
              1 yr     Rate     1 yr                  Growth                                      (MRQ)
               Ago               Ago                  Rate
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
   CCMP       3.51    46.20     -3.43    117.53     -100.00          3.13      4.03      0.06       0.07       NM
---------------------------------------------------------------------------------------------------------------------
   CRR       -3.46    16.07     -9.73     12.33       30.28          4.45      6.07      0.00       0.00     3733.80
---------------------------------------------------------------------------------------------------------------------
   HXL      -13.99     7.74        NA        NM       -2.29          0.64      1.24        NM         NM       -4.87
---------------------------------------------------------------------------------------------------------------------
   IPII     -10.40    23.52        NA        NM      -14.47          0.67      1.19      0.29       1.90        0.89
---------------------------------------------------------------------------------------------------------------------
   OWC        3.38     4.44        NA    -13.08       -3.64          1.51      2.13        NM         NM     -132.71
---------------------------------------------------------------------------------------------------------------------
   QDXC     -12.79    77.11        NA        NM       -9.74          0.04      0.08        NM         NM       -5.80
---------------------------------------------------------------------------------------------------------------------
   MOYC         NA       NA        NA        NA          NA            NA        NA        NA         NA          NA
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   TOTAL    -33.75   175.08    -13.16    116.78      -99.86         10.44     14.74      0.35       1.97     3591.31
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   AVG       -4.82    25.01     -1.88     16.68      -14.27          1.49      2.11      0.05       0.28      513.04
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
   MEDIAN    -6.93    19.80     -6.58     12.33       -6.69          1.09      1.69      0.06       0.07       -4.87
---------------------------------------------------------------------------------------------------------------------


MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 33
________________________________________________________________________________


----------------------------------------------------------------------------------------------------------------------------
                                                         Profitability Ratios (%)
----------------------------------------------------------------------------------------------------------------------------
                 Gross       Gross       EBITDA      EBITDA -     Pre-Tax     Pre-Tax   Net Profit  Net Profit   Effective
                Margin    Margin - 5     Margin     5 yr Avg.     Margin    Margin - 5    Margin    Margin - 5   Tax Rate -
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
    CCMP         51.92       51.49       25.64        22.39       25.82       21.99       17.30       14.45        34.39
----------------------------------------------------------------------------------------------------------------------------
     CRR         42.15       44.33       35.05        36.35       30.24       31.71       17.64       20.13        36.29
----------------------------------------------------------------------------------------------------------------------------
     HXL         17.76       22.11      -29.13         5.21      -41.07       -3.69      -45.63       -5.00        35.68
----------------------------------------------------------------------------------------------------------------------------
    IPII         31.56       31.44        3.05         6.58        0.35        4.33       -0.54        5.51        41.96
----------------------------------------------------------------------------------------------------------------------------
     OWC         16.57       20.47      -41.13         0.56      -46.74       -4.61      -47.79       -3.00        34.51
----------------------------------------------------------------------------------------------------------------------------
    QDXC         -9.13        4.25      -16.23       -78.02      -47.62       -9.71      -47.62       -9.71           NM
----------------------------------------------------------------------------------------------------------------------------
    MOYC            NA          NA          NA           NA          NA          NA          NA          NA           NA
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
   TOTAL        150.83      174.09      -22.75        -6.93      -79.02       40.02     -106.64       22.38       182.83
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     AVG         21.55       24.87       -3.25        -0.99      -11.29        5.72      -15.23        3.20        26.12
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
  MEDIAN         24.66       26.78       -6.59         5.90      -20.36        0.32      -23.09        1.26        35.68
----------------------------------------------------------------------------------------------------------------------------

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 34
________________________________________________________________________________

----------------------------------------------------------------------------------------------------------------------------------
                          Management Effectiveness (%)                                          Efficiency
----------------------------------------------------------------------------------------------------------------------------------
            Return    Return    Return   Return   Return    Return            Net        Net
              on        on        on    on Invest   on    on Equity         Income     Income   Receivable  Inventory    Asset
            Assets    Assets -  Invest   - 5 yr   Equity   -  5 yr         Employee   Employee   Employee    Turnover   Turnover
            (TTM)    5 yr Avg.  (TTM)     Avg.    (TTM)      Avg.           (TTM)      (TTM)      (TTM)      (TTM)      (TTM)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   CCMP       17.77     20.66    20.43    23.91     21.70     24.53        538,135     93,101        9.47        6.10       1.03
----------------------------------------------------------------------------------------------------------------------------------
    CRR       13.34     19.12    14.39    20.85     15.56     21.96        640,648    112,985        5.54        5.11       0.76
----------------------------------------------------------------------------------------------------------------------------------
    HXL      -47.15     -4.84   -61.92    -5.99        NM     15.73        164,323         NM        6.32        5.28       1.03
----------------------------------------------------------------------------------------------------------------------------------
   IPII       -1.29     17.15    -3.18    29.02     -4.54     21.73        257,803         NM        7.82        6.14       2.41
----------------------------------------------------------------------------------------------------------------------------------
    OWC      -33.79     -2.67   -38.18    -3.59        NM        NA        255,947         NM        8.92        8.84       0.71
----------------------------------------------------------------------------------------------------------------------------------
   QDXC      -98.46    -59.42       NM  -111.66        NM        NA         69,972         NM        6.67       11.31       2.07
----------------------------------------------------------------------------------------------------------------------------------
   MOYC          NA        NA       NA       NA        NA        NA             NA         NA         NA           NA         NA
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  TOTAL     -149.58   -10.00    -68.46   -47.46     32.72     83.95      1,926,828    206,086       44.74       42.78       8.01
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
    AVG      -21.37    -1.43     -9.78    -6.78      4.67     11.99        275,261     29,441        6.39        6.11       1.14
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
  MEDIAN     -17.54     7.24     -3.18     8.63     15.56     21.85        256,875    103,043        7.25        6.12       1.03
----------------------------------------------------------------------------------------------------------------------------------

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 35
________________________________________________________________________________

7.3.3 Comparable Analysis Summary

Valuation Indicators :

Appendix III includes data on the general stock market as well as companies in similar businesses to the Company. In most cases these companies are significantly larger than the Company, but do provide a basis for determining value, however, we also performed a search of transaction data of companies in a size range similar to MOYCO as included in Appendix III, the general results of which are set out below.

                                          RATIO COMPARISON
                                                                                Guideline (1)
Valuation Ratios                    Company  Industry*    Sector**    S&P 500    Companies
----------------                    -------  ---------    ------      -------    ---------
P/E Ratio (TTM)                        N/A     25.82      28.65        22.96         7.53
P/E High - Last 5 Yrs.                 N/A     54.87      57.69        49.78         8.32
P/E Low - Last 5 Yrs.                  N/A     14.13      17.93        16.35         1.44
Beta                                   N/A      1.00       1.45         1.00         0.54
TIC to Sales (TTM)                     0.64     1.70       3.53         3.06         1.74
Price to Book (MRQ)                    0.29     2.74       3.98         4.33         1.32
Price to Tangible Book (MRQ)           0.29     4.39       5.86         7.17         1.39
TIC to Cash Flow (TTM)                 N/A     17.48      21.50        17.19         9.89
% Owned Institutions                   N/A     38.05      46.58        62.08         N/A

* Industry ratios include an average of Scientific and Technical Instruments, Security Systems and Devices and Computer Peripherals (1)

** Sectors include an average of Technology and Services (1)

(1) Data taken from "MultexInvestor", produced by Multex.com, Inc.

Net Book Value Multiple Analysis

March 31, 2003, the date with the most current available financial information, MOYCO's combined tangible book value was approximately $2,553,771.

We applied a book value multiple of one (1.0) compared to the Industry, Sector, S&P 500, and Guideline Company Data, which were in the range of 1.32 to 4.51 as set out in the table above. The lower multiple selection is slightly lower than the guideline company multiple of 1.32 and reflects MOYCO's smaller nature.

Applying the multiple to the net book value equals $2.55 million as set out below.

         Net Book Value              $2,553,771
         Multiples                          1.0
         Total Value Range           $2,553,771

Based on losses forecasted by MOYC management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the values that may be concluded by utilizing the net book value multiple did not apply.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 36
________________________________________________________________________________

Net Tangible Book Value Multiple Analysis

At March 31, 2003, the date with the most current available financial information, MOYCO's combined net tangible book value was approximately $2,553,771.

We applied a tangible book value multiple of one (1.0) compared to the Industry, Sector, S&P 500, and Guideline Company Data, which were in the range of 1.39 to
7.26 as set out in the table above. The lower multiple selection is slightly lower than the guideline company multiple of 1.39 and reflects MOYCO's smaller nature.

Applying the multiple to the net tangible book value equals $2.55 million as set out below. Since technology companies can be capital intensive, a tangible book value multiple is reflective of the direct relationship of assets to overall Company value.

         Net Tangible Book Value     $2,553,771
         Multiples                          1.0
         Total Value Range           $2,553,771

Based on losses forecasted by MOYC management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the values that may be concluded by utilizing the net tangible book value multiple did not apply.

Price to Earnings Multiple ("P/E") Analysis: Due to historical losses and in 2002, we could not use this multiple approach.

TIC to Cash Flow: The Reporting Unit had negative cash flow in 2002, and therefore this valuation approach would not provide meaningful results.

TIC to Sales Multiple Analysis:

We selected a multiple of 0.5 times which was below the range of 1.28 to 3.09 for the Industry, Sector, and S&P 500 as set out in the table above. However, these multiples reflect larger, more diversified publicly traded companies and therefore we consider a 0.5 multiple more appropriate for MOYCO, considering MOYCO's decline in revenues and historical and forecasted losses from operations.

Applying this sales multiple to annualized 2002 revenues results in values for the Company as set out below:

                         TIC to Sales Multiple Analysis
                         ------------------------------

Annualized 2002 Revenue          $4,287,304
Multiple                                0.5
Total Value                      $2,143,652

Based on losses forecasted by MOYC management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the values that may be concluded by utilizing the TIC to Sales multiple did not apply.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 37
________________________________________________________________________________

Mergers and Acquisitions Guideline Company Methodology

This market approach obtains and analyzes information from mergers and acquisitions of entire guideline companies, both public and privately held. The sales and pricing information is then applied to the subject company to determine its value. We performed a search of the Pratt's Stats, Mergerstat, Public Company and Institute of Business Appraisers ("IBA") transaction databases. The following details the results of the search:

         o The Mergerstat database returned no transactions within Standard Industrial Classification Code ("SIC") 3291.

         o The Pratt's Stats transaction database returned 1 transaction for SIC 3291. This transaction was eliminated since the company was smaller than MOYCO, profitable and in a dissimilar line of business.

         o    The Public Company database returned no transactions within SIC
              3291.

         o The IBA transaction database returned 2 transactions for SIC 3291. Both of these transactions were eliminated since they were greater than 10 years old and not considered representative of today's market values.

Market Capitalization

The market capitalization for MOYCO as of March 31, 2003 is approximately $254,704 based on a total of 5,094,076 common shares outstanding at an average of $.05 per share for the period February 18, 2003 through March 31, 2003.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 38
________________________________________________________________________________


                                 ASSET APPROACH

7.4 Asset Approach

7.4.1 Net Book Value Methodology

The net book value ("NBV") of a business is the historical value of that entity's assets less the value of its liabilities.

To calculate the net book value of MOYCO, we referred to the internally prepared financial statements for March 31, 2003.

MOYCO's current assets consist of cash, accounts receivable, inventories, income tax receivable and prepaid expenses. MOYCO's property and equipment is primarily comprised of buildings and machinery and equipment.

Management has indicated that all liabilities are supported by adequate documentation to reflect evidence of an obligation of the Company.

As at March 31, 2003 the net book value for MOYCO is approximately $2,553,771.

Based on losses forecasted by MOYC management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the values that may be concluded by utilizing the net book value did not apply.

7.4.2  Net Tangible Book Value Methodology

The net tangible book value ("NBV") of a business is the historical value of that entity's assets less the value of its intangible assets and liabilities.

To calculate the net tangible book value of MOYCO, we referred to the internally prepared financial statements for March 31, 2003.

MOYCO's current assets consist of cash, accounts receivable, inventories, income tax receivable and prepaid expenses. MOYCO's property and equipment is primarily comprised of buildings and machinery and equipment.

Management has indicated that all liabilities are supported by adequate documentation to reflect evidence of an obligation of the Company.

MOYCO does not have any intangible assets on its balance sheet. As at March 31, 2003 the net tangible book value for MOYCO is approximately $2,553,771.

Based on losses forecasted by MOYC management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the values that may be concluded by utilizing the net tangible book value did not apply.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 39
________________________________________________________________________________

7.4.3  Liquidation Value

Where it has been determined that a business is not viable as a going concern, it typically is valued on a liquidation value basis. Liquidation value can be determined under the scenario of a voluntary liquidation that assumes favorable circumstances to the shareholders, or forced liquidation which assumes the business is forced into receivership by its creditors.

For MOYCO, we based our assumptions on a voluntary liquidation scenario where the shareholders effectively control the liquidation process and seek to maximize proceeds on dissolution of the business. Presumably, the shareholders have determined that the net after tax proceeds from a voluntary liquidation will be greater than the net proceeds from a sale of the shares or net assets of the business.

Under this scenario, all tangible and indentifiable intangible assets where separately saleable are valued a their net realizable values. Net realizable value is defined as the estimated proceeds such assets are expected to fetch, net of disposition costs based on their value in exchange. Current liabilities are generally valued at their respective face values and long-term liabilities should be valued at their estimated present values.

Based upon the current financial statements available for the Company as at March 31, 2003, and our analysis performed below, based on information provided by management, the net tangible asset liquidation value for the Company was approximately $227,156.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 40
________________________________________________________________________________


                                     Moyco
                         Analysis of Liquidation Values
                              As of March 31, 2003



                                                                   Adjusted
                                      Balance     Adjustments        Value

           Assets

Current Assets                        2,978,283     984,629         1,993,654
PP&E                                  2,179,262     (21,458)        2,200,720
Other assets                            142,585     142,585                 -
                                      ---------------------------------------
Total Assets                          5,300,130   1,105,756         4,194,374
                                      =======================================

    Liabilities and Equity

Current liabilities                     941,776      79,141           862,635
Long-term debt                        1,500,000                     1,500,000
Amounts due to officer                  304,583                       104,583
                                      ---------------------------------------
Total Liabilities                     2,746,359      79,141         2,467,218
Equity                                2,553,771   1,026,615         1,727,156
                                      ---------------------------------------
Total Liabilities & Equity            5,300,130   1,105,756         4,194,374
                                      =======================================

Net Book Value                                                      1,727,156
Estimated liquidation costs per                                    (1,500,000)
                                                                   ----------
       MOYCO - see below
Adjusted Liquidation Value                                            227,156
                                                                   ==========


                   Estimated Costs of Liquidation - Per Moyco


                                                           Total
                                                        ----------

          Payroll                                       $  390,000
          Raw material                                      60,000
          Fixed costs                                      600,000
          Interest and prepayment penalties of mortgage    100,000
          Real estate broker and transfer fees             100,000
          Severance                                        200,000
          Outside professional services                     50,000
                                                        ----------

          Total                                         $1,500,000
                                                        ==========

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 41
________________________________________________________________________________

                                INCOME APPROACH

7.6  Income Approach

The basic concept of this approach is to project the future economic income associated with the investment and to discount the projected income stream to a present value at a discount rate appropriate for the expected risk of the prospective economic income stream..

Based on MOYC's history of losses and negative cash flow and losses forecasted by management and the Company's inability to obtain additional financing, we concluded that a liquidation approach was appropriate for MOYC and values obtained from other approaches considered were not applicable. Accordingly, the Income Approach cannot be used.

7.7 Basic Minority Discount and Control Value Relationship and Lack of Marketability Discount

In the event a value conclusion involves the ownership interest of the minority shareholders, it may be appropriate to apply discounts for minority ownership and lack of marketability. In order to determine such discounts, we reviewed and analyzed valuation literature with respect to these two topics and our analysis and conclusions are included in Appendix V.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 42
________________________________________________________________________________


8.0  DETERMINATION OF VALUE

In determining the final Business Enterprise Value ("BEV") of the Company, we analyzed the results of the various approaches to value. The Income Approach resulted in no value for MOYCO due to their history of losses and no prospects for profitability in the foreseeable future. The Asset Approach to value showed that although the Company has approximately $2.5 million in tangible assets, upon liquidation, management has estimated that these assets after all liquidation charges would only result in approximately $227,000 in value.

The Market Approach to value assumes a going concern for the business and we have been informed by Company management that they are continuing to incur losses and have exhausted financing sources. The Guideline Company Approach results in merely an academic exercise since without future business prospects the multiples that may be concluded do not apply.

Due to MOYCO's worsening financial condition and inability to obtain additional financing with which to continue operating as a going concern, we believe it is appropriate to value MOYCO at liquidation value. Based on the review of MOYCO described above and the various factors and assumptions considered necessary to the development of our valuation conclusion, in our Opinion the fair market value of the all of the Common Shares of the Company at March 31, 2003 is approximately $227,156. Having performed the analysis above, it is our Opinion a minority position in the Common Shares should be not discounted for lack of marketability or minority interest since the minority shareholders would receive a pro-rate portion of the proceeds in liquidation.

This results in the following:
                                     Total Value  Minority Interest  Value/Share
                                     -----------  -----------------  -----------
                                                       (34.6%)

 Value of MOYCO                        $227,156       $78,596           $.0446
                                       ========       =======           ======

At the Valuation Date MOYCO's market capitalization is approximately $255,000. We would normally expect the total value to be higher than MOYCO's market capitalization since the public capitalization reflects a minority trading value versus the value of the complete company. MOYCO's stock is thinly traded and not necessarily precisely indicative of the value of the Company as a whole at the Valuation Date and therefore, a difference would be expected. The difference between the value of MOYCO's common shares and the market capitalization is in a reasonable range of tolerable deviation to support our value conclusion.


Very truly yours,
STENTON LEIGH CAPITAL CORP.




Milton H. Barbarosh, CA, MBA, CBV, ASA
President
MHB/bc

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 43
________________________________________________________________________________


                            Moyco Technologies, Inc.

                       ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal incorporated the following assumptions and limiting conditions:

         1. This appraisal was made, and this Report has been prepared, for the purposes stated in the letter section, "RESTRICTION AND DISCLAIMER". Neither the Report nor the information that it contains should be used for any other purpose, and they are invalid if so used.

         2. This appraisal is based upon information obtained from sources that, with exceptions as noted herein, the appraiser believes to be reliable. However, the appraiser has not had the opportunity to confirm the validity of all information obtained. This includes technical information, competition analysis, market size and penetration which were provided by the Company management.

         3. The appraiser assumes no responsibility for matters of a legal nature affecting the Company Common Shares appraised.

         4. The distribution of total value of the Common Shares applies only for the purposes of this appraisal, and the separate value estimates for the Common Shares should not be used for any other purpose, and are invalid if so used.

         5. Neither this appraisal nor any part of it shall be used in connection with any other appraisal.

         6. The appraiser, by reason of performing this appraisal and preparing this letter, is not to be required to give testimony, nor to be in attendance in court or at any governmental hearing, with reference to the matters herein, unless prior arrangements have been made with the appraiser relative to such additional employment.

         7. There were no significant undisclosed liabilities, contingent liabilities, contractual obligations, commitments or litigation pending or threatened except as disclosed in the Company's financial statements or reflected in our Valuation Opinion Report.

         8. There were no material, unusual or non-recurring expense or revenue items during the five-year period prior to the Valuation Date other than those reflected in this Valuation Opinion Report.

         9. There were no redundant assets which were not necessary for day-to-day operations other than those discussed in this Valuation Opinion Report.

         10. It is appropriate for us to use and rely upon the various information prepared by management as detailed in the scope section of this Valuation Opinion Report.

         11.  The financial statements are accurate and can be relied on.

         12. This Valuation has been performed based on a going concern for the Company, therefore assuming it will obtain sufficient capital to continue operations.

The Fair Market Value for any specific security changes from time-to-time as a result of possible changes in internal and external conditions affecting the Company's business and future prospects. It should be appreciated that in accordance with the terms of our engagement, a valuation determination for the all of the Common Shares of MOYCO relates to a specific point in time, March 31, 2003. For purposes of our Valuation Opinion, our review has not taken into account transactions or events that have taken place subsequent thereto.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 44
________________________________________________________________________________


                            Moyco Technologies, Inc.

                            APPRAISER'S CERTIFICATION



I certify that, to the best of my knowledge and belief:


1. That the statements and opinions expressed in this Valuation Opinion Report are correct to the best of my knowledge and belief, subject to the assumptions and conditions stated and are my personal, unbiased professional analyses, opinions, and conclusions.

2. That my engagement to perform this appraisal, and my compensation therefore, are independent of the value conclusion.

3.       That I have no present ownership interest in the Company appraised.

4. That this appraisal has been performed in accordance with the Code of Ethics of The American Society of Appraisers my analyses, opinions, and conclusions were developed, and this Report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

5. That it is my Opinion that the value of the Common Shares appraised is as stated in this Valuation Opinion Report and no one provided significant professional assistance to the person signing this Valuation Opinion Report.





                                    _______________________________________
                                    Milton H. Barbarosh, ASA

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 45
________________________________________________________________________________



                           APPRAISER'S QUALIFICATIONS


Milton H. Barbarosh is a business appraiser and consultant specializing in business valuations and appraisals, business acquisitions and divestitures, and transactions in the public marketplace.

His formal education and business experience is outlined in the attached resume.

He is a member of The Institute of Business Appraisers, a Senior Member of the American Society of Appraisers - Business Valuations and a member of the Canadian Association of Chartered Business Valuators.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 46
________________________________________________________________________________





                               MILTON H. BARBAROSH
________________________________________________________________________________

Professional Experience

1989 to present   Chief Executive Officer
                  Stenton Leigh Group, Inc.

                  Full service financial advisory company with merchant banking capability. Activities include advising on mergers, acquisitions, divestitures, public offerings, performing business valuations and fairness opinions, and implementing turnarounds, in addition to making select principal investments. Also, act as Director and Officer to various private and public companies.

1987 to 1989      Chief Executive Officer
                  JW Charles Group, Inc.

                  This Company was a holding company which included a 200 person New York Stock Exchange securities brokerage company (JW Charles Securities, Inc.) an investment banking company (JW Charles Capital Corp.), a 200 person real estate brokerage company (JW Charles Realty, Inc.), a mortgage insurance company, a residential development company, combined annual gross transactions of over $1.75 billion.

                  As CEO, a major restructuring was performed which involved selling core businesses, reducing staff, closing offices and enhancing revenues.

1986 to 1989      President
                  JW Charles Capital Corp.

                  Commenced employment to establish a full service Investment Banking group providing acquisition, divestiture, valuation, corporate finance and financial restructuring services, and continued to oversee this area after becoming CEO of JW Charles Group in 1987.

1983 to 1986      Manager:  Mergers & Acquisitions - Merchant Banking (Canada)
                  The Royal Bank of Canada

                  Commenced employment as Assistant Manager and was promoted to Manager in early 1985 as a result of achievements and the comprehensive nature of duties performed. Instrumental in establishing The Royal Bank's Canadian M&A Group by applying professional and technical M&A expertise not previously available in this newly formed department.

                  As Manager, responsible for conducting and directing all aspects of M&A assignment including acquisitions, divestitures, valuations, financing, leveraged buyouts, strategic planning, etc., for assignments in numerous industries with transaction values ranging from millions to billions of dollars, and being both domestic and international in nature.

1980 to 1983      Manager:  Mergers and Acquisitions Services
                  Ernst & Young (formerly Clarkson Gordon)

                  Commenced employment as Senior Staff Member and was promoted to Manager in June, 1981 in recognition of outstanding performance. This included handling numerous high profile mergers and acquisitions and business valuations assignments.

                  Part of the founding team of Clarkson Gordon/Woods, Gordon Mergers and Acquisitions Services Group. Responsible for conducting and directing all aspects of business valuation acquisitions, divestitures, financing and Foreign Investment Review Act assignments in various industries, including: oil & gas; manufacturing; securities brokerage; and high technology.

1976 to 1979      Audit Senior Accountant
                  KPMG Peat Marwick (formerly Thorne Riddell and Co.)

                  Responsible for the completion of all aspects of audits in a diverse number of industries. Given special assignment to the Bankruptcy & Insolvency Department receiving exposure to a large variety of clients and receivership and insolvency matters.

MOYCO TECHNOLOGIES, INC.
VALUATION OF MINORITY INTEREST IN COMMON STOCK                           PAGE 47
________________________________________________________________________________


Educational/Professional Designations
         2003     Certified Public Accountant (CPA)
         2002     Canadian Chartered Accountant - Expert in Business Valuations
                  (CA-CBV)
         1995     National Association of Certified Valuators
         1989     National Association of Real Estate Appraisers (RPM)
         1989     Certified Real Estate Appraiser (CREA)
         1989     Florida Real Estate Commission Salesman's License
         1987     The Institute of Business Appraisers, Inc., Member (IBA)
         1987     Securities Licenses: (Inactive)
                  Series 7  - General license
                  Series 63 - State license
                  Series 24 - General principal
         1987     American Society of Appraisers
                  Senior Member of American Society of Appraisers
                  Business Valuations (ASA)
         1985     York University, Fellow Canadian Institute of Chartered
                  Bankers (FICB)
         1983     University of Toronto, Member Canadian Association of
                  Chartered Business Valuators (CBV)
         1980     York University, Masters in Business Administration (MBA)
                  Major in International Finance, with Distinction
         1978     Canadian Chartered Accountant Member in Ontario and Quebec
                  (CA)
         1977     McGill University, Graduate Diploma in Public Accounting (DPA)
         1976     Concordia University, Bachelor of Commerce (B. Comm.)
                  Honors in Accountancy, with Distinction Gold Medal in
                  Accountancy Program completed on full tuition scholarship on accelerated basis.
         1974     Vanier College, Diploma in Business (CEGEP), Scholarship
                  Winner

Memberships & Affiliations
         The National Center for Employee Ownership - Consultant Member
         The ESOP Association
         Presidential Business Commission - State of Florida (Congressional Committee)
         Honorary Chairman - Republican Party Business Advisory Council International Association of Consultants, Valuers and Analysts (IACVA) Fleet Bank - Director on Florida Advisory Board
         National Association of Certified Valuators
         Young Presidents' Organization
         Chairman, International Mergers & Acquisitions Forum, Young Presidents' Organization
         Association for Corporate Growth
         International Business Brokers Association
         Florida Business Brokers Association
         American Society of Appraisers
         The Institute of Business Appraisers
         Florida Real Estate Association
         York University Alumni
         Concordia University Alumni
         McGill University Alumni
         University of Toronto Alumni
         Institute of Canadian Bankers
         Boca Raton Golf Club & Resort
         National Association of Securities Dealers (NASD) - Membership Committee - Former Member
         Treasurer and Board Member of Charitable and Religious Institutions

Publications

         o HARRIS-BENTLEY LIMITED, MERGERS AND ACQUISITIONS IN CANADA, founder and former editor
         o THE ACQUISITION DECISION, book published February, 1985 by The National Association of Accountants (United States) and the Society of Management Accountants of Canada (co-authored).
         o Author of numerous other short articles and frequent lecturer.

                                   APPENDIX I

                           INDUSTRY AND ECONOMIC DATA

[Contains industry and general economic data for the first quarter of 2003 from Economic Outlook Update]

                                   APPENDIX II

                       PUBLIC MARKET AND TRANSACTION DATA

[Contains various market and transaction data for certain other public companies]

                                  APPENDIX III
                        AUDITED FINANCIAL STATEMENTS FOR
                            MOYCO TECHNOLOGIES, INC.
                                    FOR THE
                         TWO YEARS ENDED JUNE 30, 2002,
                               AND FINANCIALS FOR
                      THE NINE MONTHS ENDED MARCH 31, 2003

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Moyco Technologies, Inc. and subsidiaries
Montgomeryville, PA

We have audited the accompanying consolidated balance sheet of Moyco Technologies, Inc. and subsidiaries as of June 30, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moyco Technologies, Inc. and subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                       /s/ WithumSmith+Brown

Newtown, Pennsylvania
October 4, 2002

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Moyco Technologies, Inc. and subsidiaries
Montgomeryville, PA

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Moyco Technologies, Inc. and subsidiaries for the year ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Moyco Technologies, Inc. and subsidiaries for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                                        /s/ BDO Seidman, LLP

Philadelphia, Pennsylvania
October 3, 2001

DRAFT FINANCIAL INFORMATION

Consolidated Financial Statements

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                                       March 31,         June 30,
                                                                                         2003             2002
                                                                                      -----------      -----------
                                                                                      (Unaudited)
                                         ASSETS

CURRENT ASSETS:
      Cash and cash equivalents                                                       $    50,000      $   107,474
      Accounts receivable, net of reserves of $155,896 and $163,866                       505,220          665,123
      Inventories, estimated                                                            1,550,000        2,513,578
      Income tax receivable                                                               815,000          445,000
      Prepaid expenses and other current assets                                            58,063           24,684
                                                                                      -----------      -----------

                           Total current assets                                         2,978,283        3,755,859
                                                                                      -----------      -----------


PROPERTY, PLANT AND EQUIPMENT:
      Land                                                                                 65,000           65,000
      Buildings and improvements                                                        2,157,567        2,154,561
      Machinery and equipment                                                           3.302.211        3,312,084
      Furniture and fixtures                                                              386,552          386,551
      Automotive equipment                                                                 91,119           91,119
      Construction in progress                                                             44,285           19,536
                                                                                      -----------      -----------

      Less-Accumulated depreciation and amortization                                    6,136,734        6,028,851
                                                                                       (3,957,471)      (3,662,324)
                                                                                      -----------      -----------
                           Net property, plant and equipment                            2,179,262        2,366,527
                                                                                      -----------      -----------

OTHER ASSETS                                                                              142,585           81,725
                                                                                      -----------           ------

                                                                                      $ 5,300,130      $ 6,204,111
                                                                                      ===========      ===========

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                   (Continued)

                                                                                        March 31,        June 30,
                                                                                          2003            2002
                                                                                       ----------       ----------
                                                                                      (Unaudited)
                                    LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
      Current portion of capital lease obligations                                     $        -       $   98,136
      Current portion of long-term debt                                                    35,535           34,535
      Accounts payable                                                                    600,000          649,231
      Accrued payroll-officer                                                              80,700                -
      Accrued expenses                                                                    162,112          106,542
      Other current liabilities                                                            63,429                -
                                                                                       ----------       ----------

                           Total current liabilities                                      941,776          888,444
                                                                                          -------          -------

CAPITAL LEASE OBLIGATIONS

LONG TERM DEBT                                                                                  -          641,685
                                                                                       ----------          -------

NOTE PAYABLE TO OFFICER                                                                 1,500,000          524,008
                                                                                        ---------       ----------

ADVANCE FROM OFFICER                                                                      104,583                -
                                                                                          -------       ----------

COMMITMENTS AND CONTINGENCIES                                                             200,000           68,369
                                                                                         --------       ----------

SHAREHOLDERS' EQUITY:
      Preferred stock, $.005 par value, 2,500,000
         shares authorized, none issued and outstanding
      Common stock, $.005 par value, 15,000,000
         shares authorized, 5,826,236 and 5,813,736 shares issued
         and 5,094,076 and 5,081,576 shares outstanding, respectively                      29,126           29,063
      Additional paid-in capital                                                           56,208           47,770
      Retained earnings                                                                 2,623,555        4,159,890
      Less - Treasury stock of 732,160 shares, at cost                                   (155,118)        (155,118)
                                                                                        ---------        ---------

                                                                                        2,553,771        4,081,605

                           Total shareholders' equity:                                 $5,300,130       $6,204,111
                                                                                       ==========       ==========










                                        2

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                    For the Year Ended June 30
                                                                                    2002                2001
                                                                                    ----                ----
NET SALES                                                                          $5,197,900         $9,902,780

COST OF GOODS SOLD                                                                  4,432,312          5,899,634
                                                                                    ---------          ---------

     Gross profit                                                                     765,588          4,003,146

OPERATING EXPENSES:
     Sales and marketing                                                              834,343            960,371
     Research and development                                                          64,636             73,755
     General and administrative                                                     1,357,425          2,352,720
                                                                                    ---------          ---------

     Total operating expenses                                                       2,256,404          3,386,846
                                                                                    ---------          ---------

     Income (Loss) from operations                                                 (1,490,816)           616,300

INTEREST (EXPENSE), net                                                               (11,534)          (275,320)

OTHER INCOME, net                                                                      32,746             56,355
                                                                                       ------             ------

     Income (Loss) from continuing operations before income taxes                  (1,469,604)           397,335

PROVISION FOR (BENEFIT FROM) INCOME TAXES                                            (399,442)           187,088
                                                                                     ---------           -------

INCOME (LOSS) FROM CONTINUING OPERATIONS                                           (1,070,162)           210,247

DISCONTINUED OPERATIONS (Note 2):

     INCOME FROM OPERATIONS OF DISCONTINUED DENTAL SUPPLIES BUSINESS SEGMENT
     (LESS APPLICABLE INCOME TAXES OF $0 and $730,439)                                      -          1,456,501

     GAIN ON SALE OF DISCONTINUED DENTAL SUPPLIES BUSINESS SEGMENT (LESS
     APPLICABLE INCOME TAX PROVISION (BENEFIT) OF ($152,162) and $2,496,978)          268,536          4,204,326
                                                                                     --------          ---------

                                                                                    $(801,626)        $5,871,074
NET INCOME (LOSS)                                                                   =========         ==========


BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE                                $     (0.21)        $     0.04
         Continuing operations                                                              -               0.29
         Discontinued operations                                                         0.05                .83
         Gain on sale of discontinued Dental Supplies business segment                   ----                ---
                                                                                  $     (0.16)        $     1.16
                                                                                  ===========         ==========

SHARES USED IN COMPUTING EARNINGS (LOSS)                                            5,050,758          5,037,349
PER COMMON SHARE                                                                  ===========         ==========




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY




                                             Common Stock       Additional                      Treasury Stock
                                             ------------       ----------                      --------------
                                                                 Paid-in         Retained
                                          Shares      Amount     Capital         Earnings      Shares        Amount        Total
                                          ------      ------     --------        --------      ------        ------        -----
BALANCE, JUNE 30, 2000                 5,762,457     $28,807     $5,864,185       $525,237     726,960     $(150,448)    $6,267,781
Exercise of common stock options           5,125          26          9,919             --          --            --          9,945
Dividend                                      --          --     (5,874,104)    (1,434,796)         --            --     (7,308,900)
Net income                                    --          --             --      5,871,074          --            --      5,871,074
                                       ---------     -------     ----------     ----------     -------     ---------     ----------

BALANCE, JUNE 30, 2001                 5,767,582      28,833             --      4,961,516     726,960      (150,448)     4,839,901

Issuance of common stock for services     46,154         230         47,770             --          --            --         48,000
Purchases of treasury stock                   --          --             --             --       5,200        (4,670)        (4,670)
Net loss                                      --          --             --       (801,626)         --            --       (801,626)
                                       ---------     -------     ----------     ----------     -------     ---------     ----------

BALANCE, JUNE 30, 2002                 5,813,736     $29,063        $47,770     $4,159,890     732,160     $(155,118)    $4,081,605
                                       =========     =======     ==========     ==========     =======     =========     ==========





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    For the Year Ended June 30
                                                                                      2002               2001
                                                                                      ----               ----
OPERATING ACTIVITIES:
    Net income (loss)                                                             $  (801,626)        $5,871,074
    Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities
       Income from discontinued operations                                                 --         (1,456,501)
       Gain on sale of Dental Supplies business segment                              (268,536)        (4,204,326)
       Gain on sales of property, plant and equipment                                 (18,098)
       Provision for accounts receivable reserves                                          --            155,362
       Depreciation and amortization                                                  283,205            297,092
       Issuance of Common Stock for services                                           48,000                 --
       Deferred income taxes                                                          111,278             28,568
       (Increase) decrease in
           Accounts receivable                                                        530,729            (98,970)
           Other receivables                                                               --           (950,132)
           Net income tax receivable/payable                                       (2,612,975)         2,603,958
           Inventories                                                                162,254         (1,187,136)
           Prepaid expenses and other current assets                                  (10,324)            (3,287)
           Other assets                                                               (20,087)            26,112
       Increase (decrease) in
           Accounts payable                                                          (409,614)           190,315
           Other long-term liabilities                                                     --           (175,714)
           Other accrued expenses                                                     (17,840)           464,162
                                                                                  -----------          ---------
                     Net cash provided by (used in) operating activities           (3,023,634)         1,560,577
                                                                                  -----------          ---------

INVESTING ACTIVITIES:
    Maturities of marketable securities                                                    --             96,623
    Purchases of and deposits on property, plant and equipment                       (127,404)           (80,119)
    Proceeds from sales of property, plant and equipment                               18,098                 --
    Proceeds from sale of Dental Supplies business segment, net                       543,672          9,830,941
                                                                                      -------          ---------
                     Net cash provided by investing activities                        434,366          9,847,445
                                                                                      -------          ---------

FINANCING ACTIVITIES:
    Net borrowings under lines of credit                                                   --         (1,250,000)
    Advances from officer                                                              68,369                 --
    Payments on capital lease obligations                                             (99,115)           (85,280)
    Payments of long-term debt                                                        (51,556)        (1,828,098)
    Dividends paid                                                                         --         (7,308,900)
    Proceeds from exercise of stock options                                                --              9,594
    Purchase of Common Stock for treasury                                              (4,670)                --
                                                                                     --------         ----------
                     Net cash used in financing activities                            (86,972)       (10,462,684)
                                                                                     --------         ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (2,676,240)           945,338

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                      2,783,714          1,838,376
                                                                                    ---------         ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                             $107,474         $2,783,714
                                                                                    =========         ==========
SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                                                     $63,477           $348,384
    Income taxes paid                                                              $2,173,129         $1,219,448
    Capital leases originated                                                        $507,849           $195,012

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2002

1. THE COMPANY:

      Moyco Technologies, Inc. was incorporated in 1968 under the laws of the Commonwealth of Pennsylvania. As used herein, the term "Moyco" or the "Company" includes Moyco Technologies, Inc. and subsidiaries unless the context otherwise indicates. The Company, through its wholly owned subsidiary, Moyco Precision Abrasives, Inc., manufactures, markets, and distributes extremely uniform and fine abrasive films, commercial coated abrasives, slurries, polishing agents and related products. Moyco also provides technical assistance to its customers to optimize various polishing processes for the purpose of improving production yields and finished product performance. Moyco polishing materials are used by customers in various industries for a wide range of applications including, but not limited to, fiber-optics, metallurgical, semiconductor, lapidary, automotive parts, nail files, surgical and hobby. Sales occur primarily in the United States with additional sales in Canada, Mexico, Europe and Asia.

2. DISCONTINUED OPERATIONS:

      On May 25, 2001 the Company completed the sale of its Dental Supplies business segment to Miltex Instrument Company, Inc., an affiliate of American Securities Capital Partners, LLP for approximately $17,000,000 of which $1,000,000 was held in escrow in order to settle any adjustments to the sale price.

      On October 26, 2001 the Company and Miltex Instrument Company, Inc., the purchaser of the Company's dental supply business, agreed upon the disbursements to be made out of the escrow account established in connection with the transaction. The parties agreed that an aggregate amount of $611,803 (including interest earned by the escrow account) would be paid to the Company and the balance of $398,410 would be delivered to Miltex. In addition, the Company obtained the rights to collect on four past-due and questionable accounts formerly related to the dental business, with an aggregate face value of $269,539. Collections on these accounts in fiscal 2002 totaling $71,985 have been accounted for within the gain on sale. The remaining accounts have been assigned a $0 value on the Company's balance sheet, due to the continuing questionable status of their collectibility. Amounts collected from these customers, combined with the escrow receipts and reduction of certain reserves relating to the settlement totaled $268,536 (including a tax benefit of $152,162) and are accounted for within Gain on Sale of Dental Supplies Business Segment.

      In accordance with Accounting Principles Board Opinion No. 30, the operating results of the Dental Supplies business segment have been reported as discontinued operations for all periods presented.

      Summary results of operations for the discontinued Dental Supplies business segment are as follows:

                                                               Year Ended June
                                                               ---------------
                                                                   30, 2001
                                                                   --------
             Net Sales                                      $        11,053,414
             Cost of Goods Sold                                       6,053,077
                                                                     ----------
             Gross Profit                                             5,000,337

             Operating Expenses:
             -------------------

                  Sales and Marketing                                 1,206,260
                  Research and Development                               19,446
                  General and Administrative                          1,333,070
                                                                     ----------
                                                                      2,558,776
                                                                     ----------
             Income From Operations                                   2,441,561

             Interest (Expense), net                                   (321,062)
             Other Income (Expense), net                                 66,441
                                                                     ----------

                  Income before Income Taxes                          2,186,940

             Income Tax (Expense)                                      (730,439)
                                                                     ----------

             Income from Discontinued Operations            $         1,456,501
                                                                     ==========


      As a result of the sale, the Company recognized in the fiscal years ended June 30, 2002 and 2001 gains of $268,536 and $4,204,326 respectively, net of income taxes (benefit) of ($152,162) and $2,496,978 respectively.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Management's Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

      For the purpose of determining cash flows, the Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Interest income earned on the investment of cash was $27,916 and $59,991 for the years ended June 30, 2002 and 2001, respectively.

Inventories

      Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market.

Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Significant additions or improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Depreciation and amortization expense is provided on a straight-line basis over the estimated useful lives of the assets as follows:

        Buildings and improvements                          10-25 years
        Machinery and equipment                              5-10 years
        Furniture and fixtures                               5-10 years
        Automotive equipment                                 3 years

      Depreciation and amortization expense related to property, plant and equipment including depreciation and amortization expense on equipment under capital leases (see Note 9) was $283,205 and $297,092 for the years ended June 30, 2002 and 2001, respectively.

Long-Lived Assets

      The Company evaluates fixed and intangible assets at an individual asset level. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated future cash flows (discounted and with interest charges), an impairment loss is recorded.
      Management has reviewed the recoverability of its long-lived assets as of June 30, 2002, and has determined that no impairment has occurred.

Fair Value of Financial Instruments

      For certain of the Company's financial instruments, including accounts receivable, accounts payable and accrued expenses, management believes that the carrying amounts approximate fair value due to the current nature of these instruments. The carrying amounts reported for long-term debt approximate fair value because the interest rates on these instruments approximate rates for loans with similar terms.

Revenue Recognition

      The Company recognizes revenue upon the shipment of its products and provides for bad debt and other allowances and for returns as shipment are made.

Research and Development

      Research and development costs are charged to expense as incurred.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used for income taxes. Under this method, deferred tax assets or liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and the laws that are expected to be in effect when the differences reverse.

Dividends

      On April 6, 2001, the Company declared a special distribution to shareholders payable on June 1, 2001 in the amount of $1.45 per share, or $7,308,900 in the aggregate. The special distribution was charged to additional paid-in capital and retained earnings in the amounts of $5,874,104 and $1,434,796 respectively, effective the date the dividend was declared.

Recent Accounting Pronouncements

         In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, the Company has no recorded goodwill and will assess how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations in any future acquisitions.

         In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, addressing financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning December 15, 2001. The adoption of this statement will not have a significant impact on the Company's financial position or results of operations.

         In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability be recognized when it is incurred and should initially be measured and recorded at fair value. This statement is effective for exit or disposal activities that are initiated after December 31, 2002 and the adoption is not expected to have an impact on the Company's historical financial position or results of operations.

Earnings (Loss) per Common Share

      The Company has provided basic and diluted earnings (loss) per Common share pursuant to SFAS No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic and diluted earnings (loss) per share for complex capital structures on the face of the statements of operations. According to SFAS No. 128, basic earnings (loss) per share is calculated by dividing net income (loss) available to Common shareholders by the weighted average number of Common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution from the exercise or conversion of securities into Common stock, such as stock options.

      Because the Company reported a net loss for the year ended June 30, 2002, diluted securities were considered antidilutive. For the year ended June 30, 2001, the effect of equivalent shares was determined to be anti-dilutive.

4. INVENTORIES:
                                                    JUNE 30
                                                    -------
                                                      2002
                                                      ----

         Raw materials and supplies              $   1,083,143
         Work-in-process                             1,111,318
         Finished goods                                319,117
                                                       -------

                                                 $   2,513,578
                                                 =============

      During interim periods, the Company accounts for its inventory using the gross profit method, with year-end inventory values being based on physical inventories taken. For the years ended June 30, 2002 and 2001, year-end physical inventory adjustments were recorded in the amounts of ($631,146) and $1,471,206 respectively, and were (debited) credited to Cost of Goods Sold in the fourth quarter of the respective fiscal year.

5. LINE OF CREDIT:

      At June 30, 2002, the Company had a line of credit with a bank in which the available borrowing amount was determined by the amount of qualified accounts receivable (as defined in the credit agreement), with a maximum borrowing amount of $2,000,000. Based on this formula, the amount that was available under the arrangement at June 30, 2002 was approximately $600,000. Borrowings under this arrangement bore interest at the bank's prime rate plus one-half point (5.25% at June 30, 2002) and were secured by all assets of the Company. There were no borrowings outstanding at any point during the year. The line of credit was subject to certain financial and non-financial covenants, which included, among others, a ratio of EBITDA to fixed charges, as defined, and a level of tangible net worth. The Company was out of compliance with certain financial covenants under this lending arrangement at June 30, 2002. Upon refinancing of the Company's debt obligations (see Note 15), this line of credit agreement was terminated along with the Company's long-term debt obligations to the bank.

6. LONG-TERM DEBT:

                                                                                                       JUNE 30
                                                                                                       -------
                                                                                                        2002
                                                                                                        ----
         Mortgage payable to bank in monthly installments of $3,458, plus interest at LIBOR plus 1.63%, through August 2008. (Interest rate not to exceed 7.29% or be below
         7.04%.) Rate at June 30, 2002 was 7.29%.                                                   $  393,981

         Mortgage payable to municipal authority in monthly installments of $1,952
         including interest at 2.00%, through April 2010.                                              164,562
                                                                                                       -------

                                                                                                       558,543
         Less- Current portion                                                                         (34,535)
                                                                                                       -------

                                                                                                    $  524,008
                                                                                                    ==========

      Interest expense on the Company's long-term debt was $26,029 and $237,501 for the years ended June 30, 2002 and 2001, respectively.

      Substantially all of the Company's assets were pledged as collateral for the long-term debt. In addition, the mortgage payable to a municipal authority was collateralized by a standby letter of credit in the amount of $150,000 and was subordinate to all other debt obligations. The Company's long-term debt payable to commercial banks was subject to the same covenants as the lines of credit (see Note 5). As mentioned in Note 5, the Company was out of compliance with certain financial covenants under this lending arrangement at June 30, 2002. Upon refinancing of the Company's debt obligations (see Note 15), these long-term debt obligations were replaced with a new long-term debt instrument with no such financial covenants.

      As of June 30, 2002, long-term debt was due to mature as follows:

                 2003                           $34,535
                 2004                            34,949
                 2005                            36,402
                 2006                            37,938
                 2007                            39,563
                 Thereafter                     375,156
                                                -------
                                               $558,543
                                               ========

7. EMPLOYEE BENEFIT PLANS:

Profit Sharing Plan

      The Company has a noncontributory profit sharing plan for employees who have completed one full year of service and have attained the age of 21. The Company, at the discretion of the Board of Directors, may make contributions to the plan. The contributions cannot exceed the maximum amount which will constitute an allowable deduction for federal income tax purposes and are based on the Company's profitability and shall be paid from the Company's net income or retained earnings.

      A participating employee's full account becomes payable to the employee's designated beneficiary upon normal retirement, upon retirement at any age due to disability, or upon death. In the event employment is terminated before normal retirement, a portion of the Company's contribution is forfeited unless the employee has at least seven full years of service.

      The Company did not make any contributions during the years ended June 30, 2002 and 2001.

Employee Savings Plan

      The tax deferred employee savings and protection plan under Section 401(k) of the Internal Revenue Code is available for all eligible employees. This plan allows an employee to contribute between 3.0% and 10.0% of compensation to the plan and these contributions are not subject to current federal income taxes. The Company matches 50% of the employee's contributions, to a maximum of 3.0% of the employee's earnings, subject to the deferral limit under the Internal Revenue Code. Participants are at all times fully vested in their contributions and the Company contributions become vested at various percentages based on years of service with 20% vested after three years and 20% for each year thereafter.

      The Company's matching contribution expense for the years ended June 30, 2002 and 2001 were $9,227 and $53,999 respectively.

8. INCOME TAXES:

      The provision (benefit) for income taxes consist of the following:

                                                                            For the Year Ended June 30
                                                                            --------------------------
                                                                            2002                  2001
                                                                            ----                  ----
      Current:
                  Federal                                                  ($498,660)          $308,519
                  State                                                      (12,060)            88,000
                                                                            --------           --------
                                                                            (510,720)           396,519
                                                                            --------           --------
      Deferred:
                  Federal                                                     89,022           (169,051)
                  State                                                       22,256            (40,380)
                                                                              ------             ------
                                                                             111,278           (209,431)
                                                                             -------           --------

                                                                           ($399,442)          $187,088
                                                                            ========           ========


      A reconciliation of the U.S. Federal Income Tax rate to the effective income tax rate is as follows:

                                                                            For the Year Ended June 30
                                                                            --------------------------

                                                                             2002              2001
                                                                             ----              ----
Federal taxes                                                                (34.0%)           34.0%
State taxes                                                                     1.0             7.5
Permanent differences                                                           5.8             5.6
                                                                              -----            ----

                                                                             (27.2%)           47.1%
                                                                             ======            ====

    Deferred income tax assets and liabilities are classified as current and noncurrent based on the financial reporting classification of the related assets and liabilities which gave rise to the temporary difference. Significant components of the deferred income tax assets and liabilities are as follows:

                                                                  June 30, 2002
                                                                  -------------
Deferred income tax assets:
---------------------------
Net operating loss carryforwards                                     $162,249
Accounts receivable and inventory reserves not
     currently deductible                                             165,567
Depreciation and amortization                                         153,731
Other accruals                                                         32,131
                                                                     --------

                                                                      513,678
Valuation allowance                                                  (513,678)
                                                                     --------

                 Net deferred income tax assets                            $0
                                                                     ========


Management believes sufficient uncertainty exists regarding the realizability of the Company's deferred tax assets that a 100% valuation allowance is required. The net operating loss carryforwards totaled $1,624,117 at June 30, 2002, and begin to expire in 2008.

9. COMMITMENTS AND CONTINGENCIES:

      During the fiscal year ended June 30, 2002, the Company was not involved in any material legal proceedings, other than ordinary litigation incidental to the business and, specifically, was not involved in any material environmental litigation or governmental proceedings

Capital Leases

      The Company has entered into capital leases for property and equipment, which expire at various dates through November 2009. Property and equipment acquired under capital leases at a cost of $1,041,105 less accumulated amortization of $323,147 are included in property and equipment in the accompanying balance sheets as of June 30, 2002. Interest rates on these capital leases range from 4.3% to 6.4%. Future minimum lease payments under capital leases as of June 30, 2002 are as follows:

          2003                                                $  138,922
          2004                                                   138,922
          2005                                                   138,922
          2006                                                   138,922
          2007                                                   114,800
          Thereafter                                             226,879
                                                                 -------

          Total minimum lease payments                           897,367
          Less - amount representing interest                   (157,546)
                                                                 -------

          Present value of minimum capital lease payments       $739,821
                                                                ========

      As mentioned in Note 15, all capital leases were bought out with proceeds of a new long-term debt agreement entered into subsequent to the fiscal year-end.

10. STOCK OPTIONS:


Key Employee Stock Option Plan ("The 1992 Plan")

      This is an incentive stock option plan that provided for the awarding of options for the purchase of up to 242,000 shares (options) of Common stock. Under the plan, options were granted at a price not less than the fair market value at the grant date and became exercisable upon such date. Employee options expire 10 years after the grant date and directors' options expire five years after the grant date. Of the total options issued, 157,403 options were granted, 128,744 options have been exercised, and 11,711 options have been cancelled. Unless sooner terminated, this plan will expire in October, 2002.


      The following summarizes information relative to the plan:

                                                                                           Weighted
                                                                          Exercise          Average
                                                                            Price        Exercise Price
                                                       Options           (per share)      (per share)
                                                       -------           -----------      -----------
                  Balance as of June 30, 2000           21,465          $0.61 - 5.27          $2.94

                  Granted                                8,000           1.45 - 2.81             --
                  Exercised                             (5,125)          1.21 - 2.82           1.87
                  Voided                                (8,565)          2.43 - 5.27             --
                                                        ------

                  Balance as of June 30, 2001           15,775           0.61 - 5.27           2.54

                  Granted                                7,500              1.37                 --
                  Exercised                                --                --                  --
                  Voided                                (1,210)             5.27                 --
                                                        ------

                  Balance as of June 30, 2002           22,065          $0.61 - 5.27          $1.99
                                                        ======

      The expiration dates for outstanding options at June 30, 2002 range from January 2003 to October 2006, with a weighted average remaining contractual life of 3.7 years.

      The following table summarizes information about the plan as of June 30, 2002:

                                                                   Weighted
                                Range of          Options           Average         Weighted
                                Exercise        Outstanding        Remaining         Average
                                 Prices             and        Contractual Life  Exercise Price
                               (per share)      Exercisable         (years)        (per share)
                               -----------      -----------         -------        -----------

                                  $0.61            1,050              1.5            $0.61
                                   1.22              200              2.4             1.22
                                   1.37            7,500              4.5             1.37
                                   1.45            4,000              4.9             1.45
                                   2.43            6,078              3.0             2.43
                                   2.82            2,000              3.6             2.82
                                   5.27            1,237              4.3             5.27
                                                   -----

                                                  22,065              3.7             1.99
                                                  ======              ===             ====

2001 Employee Stock Option Plan ("The 2001 Plan for Employees")

      This is an incentive stock option plan that provides for the awarding of options for the purchase of up to 750,000 shares (options) of Common stock. Under the plan, options are granted at a price not less than the fair market value at the grant date and become exercisable upon such date. As with the previous plan, employee options expire 10 years after the grant date. To date, no shares have been granted, exercised, or cancelled.

2001 Non-Executive Director Stock Option Plan ("The 2001 Plan for Directors")

      This is an incentive stock option plan that provides for the awarding of options for the purchase of an unlimited number of shares (options) of Common stock. Under the plan, 7,500 options are granted annually to each non-employee director at a price not less than the fair market value at the grant date and become exercisable upon such date. These options expire five years after the grant date. Of the total options issued, 31,875 options have been granted, no options have been exercised, and no options have been cancelled. Unless sooner terminated, this plan will expire in December, 2011.

      The following summarizes information relative to the plan:

                                                                                             Weighted
                                                                           Exercise           Average
                                                                             Price        Exercise Price
                                                       Options            (per share)       (per share)
                                                       -------            -----------       -----------
                  Balance as of June 30, 2001               --                $--                $--

                  Granted                               31,875               2.14                 --
                  Exercised                                 --                 --                 --
                  Voided                                    --                 --                 --
                                                        ------

                  Balance as of June 30, 2002           31,875              $2.14              $2.14
                                                        ======

      All outstanding options under this Plan are due to expire in January 2007.

      The following table summarizes information about the plan as of June 30, 2002:

                                                                   Weighted
                                Range of          Options           Average         Weighted
                                Exercise        Outstanding        Remaining         Average
                                 Prices             and        Contractual Life  Exercise Price
                               (per share)      Exercisable         (years)        (per share)
                               -----------      -----------         -------        -----------
                                  $2.14           31,875              4.5             $2.14
                                                  ------              ---             -----

                                                  31,875              4.5             $2.14
                                                  ======              ===             =====

      The Company accounts for employee stock plans under the intrinsic value method prescribed by Accounting Principles Board (APB) No. 25. The effect of the pro forma information, in accordance with Financial Accounting Standards Board SFAS No. 123, "Accounting for Stock-Based Compensation", was determined to be immaterial.

11.  CUSTOMER AND VENDOR INFORMATION:

      The Company's customer base consists principally of large companies in high-technology industries. During the years ended June 30, 2002 and 2001, two customers combined for 27.7% and 30.3%, respectively of the Company's total net sales At June 30, 2002, these two customers combined for $198,166 of accounts receivable.

      Sales to overseas customers were 30.0% and 33.1% of total net sales for the years ended June 30, 2002 and 2001, respectively.

      One supplier provided 17.0% of total raw materials during the fiscal year ended June 30, 2002, while another supplier provided 34.7% of total raw materials during the fiscal year ended June 30, 2001.

12. RELATED PARTY TRANSACTION

      Miltex (purchaser of the Company's Dental Supplies business segment), in a separate but related agreement, engaged Marvin E. Sternberg, , to provide consulting services to Miltex in connection with the transition of the dental supplies business segment from Moyco to Miltex and Miltex's operation of the dental supplies business segment thereafter. Mr. Sternberg will be compensated at the rate of $400,000 per year over the five-year term of his consulting engagement, pursuant to the terms of a Consulting Agreement. Mr. Sternberg may also earn additional compensation under the Consulting Agreement if and to the extent that Miltex's profitability is increased by the sale of certain instruments. This consulting agreement will expire in February of 2006. The compensation paid to Mr. Sternberg by Moyco has been reduced to reflect his involvement with Miltex.

      In June of 2002, Miltex settled disputed balances by deducting a total of $68,369 from the consulting payment due to Mr. Sternberg. Under the terms of Moyco's indemnification agreement with Mr. Sternberg, the Company was required to reimburse him for this deduction. This balance due to Mr. Sternberg was unpaid at June 30, 2002 and has been accounted for within Advance From Officer, and charged against the gain on the sale of the discontinued Dental Supplies business segment.

13. SHARES ISSUED TO CONSULTANTS

      In April 2002, the Company issued 46,154 shares of restricted common stock, valued at approximately $48,000 on date of issuance, to a consulting firm for professional services to review and evaluate strategic alternatives, including but not limited to mergers, acquisitions, and other potential alliances.

14.  SUBSEQUENT EVENT- LOAN FROM OFFICER

      At June 30, 2002, a total of $68,369 (see note 12) was owed to Marvin E. Sternberg, Chairman of the Board, President and Chief Executive Officer, and a Director of Moyco by the Company. In July 2002, an additional $31,631 was advanced by Mr. Sternberg, for a total of $100,000 owed by the Company. The Company issued a promissory note to Mr. Sternberg in the principal amount of $100,000, payable in full on July 15, 2005. Interest will accrue at the annual rate of 10% and be paid annually.

15.  SUBSEQUENT EVENT- DEBT REFINANCING

      Subsequent to the fiscal year end, on September 27, 2002, the Company restructured its debt obligations by entering into a mortgage agreement in the amount of $1,550,000 with an insurance company. The proceeds were used to retire all outstanding long-term debt and buy out all capital leases, as well as providing working capital of $142,476 to the Company. The new loan, payable in monthly installments of $12,411 (based on a twenty-year amortization) with a fixed interest rate of 7.42%, will have its remaining balance due at the end of its 10 year term. It is governed by several non-financial covenants, and is secured by a mortgage on the Company's Montgomeryville, PA property.

16.  SUBSEQUENT EVENT- NONCOMPLIANCE WITH NASDAQ Requirements

      In July of 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the bid price of Moyco common stock had closed below the minimum $1.00 per share requirement for continued listing.

      In accordance with NASDAQ regulations, Moyco has been provided with a grace period of 180 calendar days, or until January 22, 2003 to regain compliance. If, at anytime before January 22, 2003, the bid price of Moyco common stock closes at $1.00 per share or more for a minimum of ten (10) consecutive trading days, Moyco will be notified that it complies with the NASDAQ minimum bid rule. In the event that the Company is delisted from the NASDAQ SmallCap Market, the Company's common stock will be traded in the over the counter ("OTC") market between dealers in securities.

      In October 2002, the Company was notified by NASDAQ that for thirty (30) consecutive days, the Minimum Market Value of Publicly Held Shares for Moyco common stock had not met the required minimum of $1,000,000 for continued listing.

      In accordance with NASDAQ regulations, Moyco has been provided with a grace period of 90 calendar days, or until January 6, 2003 to regain compliance. If, at anytime before January 6, 2003, Moyco's Minimum Market Value of Publicly Held Shares is maintained at $1,000,000 or more for a minimum of ten (10) consecutive trading days, Moyco will be notified that it complies with the rule. In the event that the Company is delisted from the NASDAQ SmallCap Market, the Company's common stock will be traded in the over the counter ("OTC") market between dealers in securities.

DRAFT FINANCIAL INFORMATION

Consolidated Financial Statements

                                     MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                                             CONSOLIDATED BALANCE SHEET

                                                                                       March 31,         June 30,
                                                                                         2003             2002
                                                                                      -----------      -----------
                                                                                      (Unaudited)
                                         ASSETS

CURRENT ASSETS:
      Cash and cash equivalents                                                       $    50,000      $   107,474
      Accounts receivable, net of reserves of $155,896 and $163,866                       505,220          665,123
      Inventories, estimated                                                            1,550,000        2,513,578
      Income tax receivable                                                               815,000          445,000
      Prepaid expenses and other current assets                                            58,063           24,684
                                                                                      -----------      -----------

                           Total current assets                                         2,978,283        3,755,859
                                                                                      -----------      -----------


PROPERTY, PLANT AND EQUIPMENT:
      Land                                                                                 65,000           65,000
      Buildings and improvements                                                        2,157,567        2,154,561
      Machinery and equipment                                                           3.302.211        3,312,084
      Furniture and fixtures                                                              386,552          386,551
      Automotive equipment                                                                 91,119           91,119
      Construction in progress                                                             44,285           19,536
                                                                                      -----------      -----------

      Less-Accumulated depreciation and amortization                                    6,136,734        6,028,851
                                                                                       (3,957,471)      (3,662,324)
                                                                                      -----------      -----------
                           Net property, plant and equipment                            2,179,262        2,366,527
                                                                                      -----------      -----------

OTHER ASSETS                                                                              142,585           81,725
                                                                                      -----------      -----------

                                                                                      $ 5,300,130      $ 6,204,111
                                                                                      ===========      ===========

                                     MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                                             CONSOLIDATED BALANCE SHEET

                                                    (Continued)

                                                                                        March 31,       June 30,
                                                                                          2003            2002
                                                                                       -----------     ----------
                                                                                       (Unaudited)
                                    LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
      Current portion of capital lease obligations                                     $        -      $   98,136
      Current portion of long-term debt                                                    35,535          34,535
      Accounts payable                                                                    600,000         649,231
      Accrued payroll-officer                                                              80,700               -
      Accrued expenses                                                                    162,112         106,542
      Other current liabilities                                                            63,429               -
                                                                                       ----------      ----------

                           Total current liabilities                                      941,776         888,444
                                                                                       ----------      ----------

CAPITAL LEASE OBLIGATIONS

LONG TERM DEBT                                                                                  -         641,685
                                                                                       ----------      ----------

NOTE PAYABLE TO OFFICER                                                                 1,500,000         524,008
                                                                                       ----------      ----------

ADVANCE FROM OFFICER                                                                      104,583               -
                                                                                       ----------      ----------

COMMITMENTS AND CONTINGENCIES                                                             200,000          68,369
                                                                                       ----------      ----------

SHAREHOLDERS' EQUITY:
      Preferred stock, $.005 par value, 2,500,000
         shares authorized, none issued and outstanding
      Common stock, $.005 par value, 15,000,000
         shares authorized, 5,826,236 and 5,813,736 shares issued
         and 5,094,076 and 5,081,576 shares outstanding, respectively                      29,126          29,063
      Additional paid-in capital                                                           56,208          47,770
      Retained earnings                                                                 2,623,555       4,159,890
      Less - Treasury stock of 732,160 shares, at cost                                   (155,118)       (155,118)
                                                                                       ----------      ----------

                                                                                        2,553,771       4,081,605
                                                                                       ----------      ----------
                           Total shareholders' equity:                                 $5,300,130      $6,204,111
                                                                                       ==========      ==========

                                   APPENDIX IV

                               FORECAST FINANCIALS
                     FOR THE THREE YEARS ENDED JUNE 30, 2005


Projections                                                  Fiscal 2003      Fiscal 2003     Fiscal 2004     Fiscal 2005
                                                               6 months         estimate        estimate        Estimate
Sales                                                         $2,143,652       $4,287,304      $4,716,034      $5,187,638

Gross Margin                  Personnel reduction              -$595,077      -$1,190,154        $707,405      $1,556,291
                              Benefits reduction
Gross Margin %                                                    -27.8%           -27.8%           15.0%           30.0%

Sales & Marketing                                               $400,010         $800,020        $750,000        $750,000
                              Personnel reduction
                              Reduction in pay
                              Commission reduction
subtotal                                                        $400,010         $800,020        $750,000        $750,000

General & Administrative
                              Audit reduction
                              Insurance reduction
                              Sec legal reduction
                              Personnel reduction
                              Reduction in pay
subtotal                                                        $826,963       $1,253,926      $1,153,926      $1,153,928
R&D                                                              $11,812          $23,624         $23,624         $23,624
Operating Income                                             -$1,633,862      -$3,267,724     -$1,220,145       -$371,259

Interest Expense                                                -$34,712         -$69,424        -$69,424        -$69,424
Other Income                                                     $17,984          $35,968         $35,968         $35,968
Income Before Taxes                                          -$1,650,590      -$3,301,180     -$1,253,601       -$404,715
Income Tax (expense)                                            $561,201       $1,122,401        $426,224        $137,603
benefit @34%

Net Income                                                   -$1,089,389      -$2,178,779       -$827,377       -$267,112

                                   APPENDIX V

                            MINORITY INTEREST STUDY
                                      AND
                       LACK OF MARKETABILITY INFORMATION

             Basic Minority Discount and Control Value Relationship

Having determined a business' value, the final step in concluding our Opinion is to determine if a premium or discount is appropriate for the shares being valued.

Although there are many types of premiums and discounts that may be encountered in performing a business valuation, the most common are control premiums, minority interest discounts and discounts for lack of marketability.

The Business Valuation Committee of the American Society of Appraisers has defined "control premium" and "minority interest discount" as follows:

     Control Premium:              The additional value inherent in the control
                                   interest, as contrasted to a minority
                                   interest that reflects its power of control.

     Minority Interest Discount:   The  reduction, from the pro rata share of
                                   the value of the entire business, to reflect the absence of the power of control.

Prerogatives of Control

There are many things a control owner may be able to do that a minority cannot. These include, for example, the abilities to:

         o Decide on levels of compensation for officers, directors, and employees;

         o Decide with whom to do business and enter into binding contracts, including contracts with related parties;

         o Decide whether to pay dividends and, if so, how much;

         o Register the stock with the Securities and Exchange Commission for a public offering;

         o Repurchase outstanding stock or issue new shares;

         o Make acquisitions or divest subsidiaries or divisions;

         o Buy, sell, or hypothecate any or all company assets;

         o Determine capital expenditures;

         o Change the capital structure;

         o Amend the articles of incorporation or bylaws;

         o Sell a controlling interest in the company with or without participation by minority shareholders;

         o Select directors, officers, and employees; and,

         o Determine policy, including changing the direction of the business.

Depending on state laws, the company's articles of incorporation and bylaws, and agreements with lenders, any of the above prerogatives of control may be exercised by a simple majority control, or they may require some level of supermajority. About half the states require some degree of supermajority, most often two-thirds, for certain major corporate actions such as selling out, merging, or liquidating the company's major assets. If the stock is widely distributed, or if certain contractual rights exist, a block of stock constituting less than a majority may have effective control over some of the above prerogatives.

The term `premium for control' often is cited in transactions involving the takeover of publicly traded companies. Historical studies have suggested that when takeovers of companies whose shares are publicly traded occurs, average takeover prices often are in the order of 30% greater than the trading prices prior to a takeover announcement, although the range of premiums varies significantly. So-called "premiums for control" most often relate to the crystallization of purchaser-perceived post-acquisition net economic value added (i.e. synergies).

The quantification of minority discounts with respect to shareholdings in privately held companies sometimes is estimated based on the reciprocal of this so-called premium for control. That is, if a premium for control is taken on a "rule of thumb" basis to be in the order of 40%, then the minority discount is taken to be approximately 29% (determined as: [1-1/(1 + 40%)]. However, quantification of a minority discount in this manner may lead to an inappropriate conclusion given that:

o importantly, where the shares of the acquired public company were actively traded prior to the bid on widely disseminated information, premiums to pre-bid market prices typically relate all or in part to purchaser perceived synergies;

o such a methodology presumes that daily trading prices of shares of publicly held companies incorporate a minority discount, which may be measured from a takeover price per share;

o where the shares of some publicly held companies are not widely traded, the 'premium' might reflect the elimination of a 'stock market' discount for illiquidity referable to that;

o when a public company is "in play", competitive bidding for the acquisition sometimes occurs, which in turn may distort the calculated premium;

o public company trading prices in some cases may gravitate upward on speculation of a takeover announcement. This effectively reduces the calculated premium in percentage terms;

o the premium for control normally is based on an average of the premiums of open market transactions. However, the actual premiums paid vary significantly, and in some cases are even negative amounts. Further, published statistics summarizing the premiums over stock market prices paid in open market transactions may not be reflective of appropriate fact specific control premiums for reasons such as:

         - negative premiums may not be considered, which inflates the computed average, and,

         - the statistics include both cash transactions and non-cash transactions (e.g. share for share exchanges). The latter may include certain restrictions on behalf of the vendor and therefore may not be reflective of a cash equivalent price;

o importantly, studies of "takeover premiums" are specific to point in time prices, and reflect only transactions that are completed, and not those considered but not pursued. In this regard, transactions normally are not pursued where economic analysis does not support the price that would have to be paid to consummate a successful takeover bid. Accordingly, the average "takeover premium to market" statistics reflect only those transactions where takeovers are completed, and accordingly represent a skewed sample of the population of all transactions both contemplated and completed. Because information with respect to transactions that are contemplated but abandoned generally is not available, "takeover premiums to market statistics" are incomplete and accordingly, likely are not as meaningful as they frequently are represented to be;

o takeovers of publicly traded companies occur at the price the purchaser believes it needs to offer to complete the transaction. That "offer price" (on which the "premium to market calculation" is based) may be less than the purchaser would have been prepared to pay based on its own internal analysis; and,

o takeovers of publicly traded companies may reflect circumstances where the purchaser believes that the target company's shares are trading in the market at a "bargain price". As a result, quoted takeover "premium to market" statistics likely are, on average, greater than they otherwise might be.

Therefore, where a minority discount is determined by taking the reciprocal of the "rule of thumb" premium for control, the quantum of discount likewise would be distorted. It is important to take into account the specific facts of each situation when determining a minority discount. Furthermore, where practical, the segregation of that discount into its components of non-control and illiquidity (as discussed herein) may ultimately result in a more reasoned and supportable conclusion.

Factors Affecting Degree of Control

Many factors can affect the degree of control and, consequently, the magnitude of the discount for lack of control (if starting with a controlling interest value) or some premium for elements of control (if starting with a minority interest value).

Anything Less Than 100%. Any proportion of ownership less than 100% leaves room for attacks by minority shareholders on some prerogatives of control. For example, if the company were to sell out, or take certain other corporate actions, any minority stockholder might be able to exercise dissenting stockholder rights. There are many ways in which a minority stockholder can create a nuisance for the control stockholder, which could reduce the control premium and the discount for lack of control, thus increasing the minority owner's interest's value.

Supermajority Requirements. About a quarter of the states require something more than a mere 50%-plus-1-share vote to approve certain major corporate actions, such as selling out or merging. Even in states that do not have statutory requirements of supermajority votes for major corporate actions, any individual company may require supermajority votes for given corporate actions through its articles of incorporation or bylaws.

If a block of stock constitutes control for certain actions but is not large enough to be able to cause other corporate actions, it falls in between a control value and a pure minority value. If starting with a control value, some discount for lack of absolute control usually is warranted. There are no empirical studies available to help quantify the amount of the discount, but such discounts usually fall in the range of 5 to 15%.

If a minority block of stock is large enough to prevent certain corporate actions, this condition is referred to as blocking power. Such a block normally is accorded some premium over a pure minority value for blocking power. Because such power is invoked only rarely, the premium tends to be modest, perhaps in the range of 5 to 15%. This premium could be applied to an actively traded minority value (before any discount for lack of marketability) or could be reflected in a smaller discount for lack of control if control value is the base.

In any case, if the size of the block falls into the range where it may have operating but not absolute control, or in the range where it may have blocking power, the analyst should review the relevant state statutes, articles of incorporation, and bylaws to see whether a possible discount or premium for this characteristic should be considered.

Shareholder Oppression Statutes. In some states under certain circumstances, minority shareholders can institute a lawsuit to dissolve the corporation or partnership and be paid their proportionate share of the proceeds from the liquidation. In such states, the controlling stockholder can prevent the dissolution by paying the minority owners the fair value of their shares. About half the states now have such statutes, with California Corporation Code 2000 being one of the oldest and most frequently litigated.

Swing Vote Potential. Depending on the distribution of the stock, a block could have the potential to gain a premium price over a pure minority value because of its potential as a swing block. Consider this situation that was recently presented to the financial advisor to an employee stock ownership plan ("ESOP"). The ESOP in question owned about 35% of the stock, another stockholder owned 35%, and the third largest stockholder owned about 20%. The financial advisor had been conducting annual valuations of the ESOP stock on a minority basis. When the 20% block came up for sale, both the ESOP and the other 35% stockholder would quickly have paid the ESOP minority price to obtain the stock, and a somewhat prolonged series of negotiations ensued. The ESOP ultimately purchased the block at about a 17% premium over the ESOP minority price. The opinion expressed by the financial advisor was that the ESOP did not pay more than fair market value for the swing block, considering that it put the ESOP in a control position and otherwise would have put the remaining stockholder in a control position.

Many scenarios could be constructed where a swing block would have the potential to command some premium over a pure minority value. Generally, they arise when a sale of the block could cause a change (e.g., strengthening or weakening) in a control position. However, not all swing vote situations deserve a premium. In the instance of the shares being transferred, neither block separately would swing control. Therefore, we conclude that a swing vote will not apply to MOYCO.

Interests of 50%. Interests of 50% are neither control nor minority. A 50% interest usually can prevent corporate actions but cannot cause them to happen. A 50% interest value usually lies about halfway between a controlling interest value and a pure minority value. There is no empirical data for guidance in quantifying 50% interest percentage discounts from control value or premiums over minority value. However, 50% interests sometimes are discounted at about 15% from control value to reflect lack of control.

In some circumstances two 50% interests do not have equal lack of control. Ibis situation can arise when one of the 50% interests exercises some prerogatives of control under a contractual arrangement. In this case, the discount from control value should be less for the interest with some control prerogatives and a little greater for the interest without the control prerogatives.

Legal or Regulatory Constraints. Legal or regulatory conditions can prevent a control owner from exercising control prerogatives to the fullest extent. These conditions narrow the gap between control and minority value and reduce the potential minority discount or control premium.

Minority Shareholder Ability to Elect Directors. Some minority blocks of stock have the ability to elect one or more directors. This ability can arise from either of two circumstances: cumulative voting or contractual arrangement. In either case, this right tends to reduce the minority discount. However, there is no body of empirical data to assist in quantifying this factor, so the magnitude of the discount becomes a matter of negotiation in a transaction or of the appraiser's judgment in a non-transaction-related valuation.

Cumulative Voting. In most companies, a majority of the shares can elect all the directors. However, although it is becoming less common, some companies have cumulative voting, which enables a minority to elect one or more directors. The concept of cumulative voting is that all the shares may vote for a single director. Thus, if 10 directors are to be elected, the owner of a block of 10% of the stock can cast all of its votes for each share for a single director, thus ensuring the election of one director by the block.

Cumulative voting, however, does not automatically assure the minority of representation on the board; the minority must have the minimum shares necessary to elect the director desired and, second, must aggregate its cumulative votes properly.

Cumulative voting may also increase the discount applicable to a control block for lack of full control.

Contractual Appointment. For various reasons, certain blocks of stock may be granted a contractual right to appoint one or more directors. This is often the case in conjunction with venture capital financing. This may reduce the discount for lack of control.

Exhibit I sets out the basic concept of premium and discounts to determine the "Level of Value" in Terms of Ownership.

      EXHIBIT 1: "Levels of Value" in terms of Characteristics of Ownership

                                    EXAMPLE:

                                                         _
                             $12.00 per share           |   _____________________   Synergistic
                                                        |            ^              (Strategic) Value
                                                        |            |
                                                        |            |
                             20% strategic acquisition  |            |
                             premium                    |
                                                        |
                             $10.00 per share           |   _____________________   Value of control shares(a)
                                                        |_
                           _
                          |
                          |
                          |
                          |
A combined 30% minority   |                              _
interest discount and a   |  30% minority interest      |             ^                |
40% discount for lack of  |  discount(c)                |             |    Minority    |
7marketability equals a   |                             |    Control  |    or Lack     |
total of 58% discount     |                             |    Premium  |    of         | |
from value of control     |                             |             |    Control     |
shares(b).                |  42.9% control premium      |             |    Discount    |    _
                          |                             |             |                v   |    Value of minority
                          |                             |_                                 |    shares if freely
                          |                                                                |    traded on an
                          |                                                                |    active public
                          |                              _                                 |    market ("Publicly
                          |  $7.00 per share            |    _____________________         |    traded equivalent
                          |                             |                                  |    value" or "Stock
                          |                             |                                  |    Market Value"
                          |                             |                                  |_
                          |                             |      |
                          |  40% discount for lack of   |      |
                          |  marketability(c)           |      |           Discount for Lack
                          |                             |      |           of Marketability
                          |                             |      |
                          |                             |      |
                          |                             |      v
                          |  $4.20 per share            |   _____________________          Value of
                          |                             |_                                 nonmarketable
                          |                                                                minority (lack of
                          |_                                                               control) shares


Notes:  (a)   Control shares in a privately held company also may be subject to some discount for lack of marketability, but usually not nearly as much as minority shares.

        (b) Minority and marketability discounts normally are multiplicative rather than additive. That is, they are taken in sequence:

                   $10.00   Control Value
                   - 3.00   Less: Minority interest discount (.30 x $10.00)
                   ------
                   $ 7.00   Marketability minority value
                   - 2.80   Less lack of Marketability discount (.40 x $7.00)
                   ------
                   $ 4.20   Per share value of non-marketable minority shares
                   ======

        (c) Note that neither the minority/control nor the marketability issue are all-or-nothing matters. Each covers a spectrum of degrees.

Source: Copyright 2001 Practitioners Publishing Company. All rights reserved. Reproduced with written permission from Guide to Business Valuations (January
2001).

Minority Discount Accepted

Estate of Barudin v. Commissioner. The expert for the taxpayer testified to a combined 67.5% minority and marketability discount based on a single prior transaction in units of a partnership that owned two commercial office buildings. The IRS's expert testified to 15% minority and 15% marketability discounts. The minority discount was based on "market studies" that were unidentified in the written opinion but showed an average of 19%, which is the figure decided on by the court. (As to marketability, studies cited showed averages of 26 to 45%, and the court found a 26% discount.)

Estate of Weinberg v. Commissioner. Both experts and the court agreed that minority and marketability discounts were applicable to this minority limited partnership interest, but there were diverging opinions as to their magnitudes. Both appraisers used data from The Partnership Spectrum to quantify discounts using net asset value ("NAV") as the basis. The taxpayer's expert used a single strongly comparable guideline partnership and testified to a minority discount of 43%. The IRS's expert used 16 guideline partnerships and testified to a minority discount of 20%. The judge rejected the use of a single comparable, preferring the use of the group of 16. However, the court preferred other aspects of the taxpayer's expert's methodology and concluded a minority discount of 37%. (The judge also determined a discount for lack of marketability of 20%, for a combined discount, taken in sequence, of about 50% from NAV.)

Minority Discount Data

The Mergerstat Review, compiled by Houlihan Lokey Howard & Zukin, has been evaluating control premiums since 1980. The implied minority discount from 1990 to 1999 ranged from 25.9% to 21.5%. The average and median implied minority discounts for the period from 1990 to 1999 were 23.8% and 23.7%, respectively.

A summary of the Mergerstat studies is shown below.

                          Number of               Average                           Implied Minority
Year of Buyout           Transactions           Premium Paid         Median             Discount*
--------------           ------------           ------------         ------             ---------
     1990                    175                    42.0              32.0                24.2

     1991                    137                    35.1              29.4                22.7

     1992                    142                    41.0              34.7                25.8

     1993                    173                    38.7              33.0                24.8

     1994                    260                    41.9              35.0                25.9

     1995                    324                    44.7              29.2                22.6

     1996                    381                    36.6              27.3                21.5

     1997                    487                    35.7              27.5                21.6

     1998                    512                    40.7              30.1                23.1

     1999                    723                    43.3              34.6                25.7

 Average                     331                    40.0              31.3                23.8

 Median                      292                    40.9              31.1                23.7

*Formula:  1-[1 divide (1 + median premium paid)]

Based upon the above analysis we concluded a minority discount of 25%.

Discounts for Lack of Marketability

A discount for illiquidity (sometimes referred to as a "marketability discount") is a reduction in the pro-rata portion of en bloc value attributable to an equity interest due to lack of an immediately available market in which it can be sold in the short term at a predictable price. It is the absence of an immediately available market for a particular shareholding that leads to a discount for illiquidity over and above that already reflected in the determination of en bloc value.

Liquidity may be defined as the ability to convert a non-cash asset into cash in a short period of time with relative certainty as to the net proceeds that will be received. In theory, a discount for illiquidity does not relate to the ability of the owner to choose whether or not to sell which is an element of a discount for non-control. Rather, once the decision to sell has been made the discount for illiquidity pertains only to:

         o the time required to consummate a transaction (viewed in terms of when cash or other consideration is received); and,

         o the uncertainty surrounding the net proceeds that ultimately will be received.

Stated another way, a business interest (or any asset for that matter) that is not readily marketable may experience some level of discount resulting from having to:

         o reduce the agreed price from what might otherwise have been contemplated in order to attract prospective purchasers and to consummate a near term sale; or,

         o expose the business interest for sale in the open market for an unusually long period of time, thereby receiving lower proceeds in present value terms. Further, if it is necessary to expose a business interest for sale over an unusually long period of time, its value may fluctuate due to changes in the business itself, the industry, and prevailing economic and market factors. This in turn results in uncertainty as to the ultimate net proceeds. Although the quantum of net proceeds might be greater than anticipated, finance theory equates `uncertainty' with risk.

Many of the factors that may give rise to a discount for non-control may also give rise to a discount for illiquidity. For example, absent provisions in a Shareholder's Agreement (or other agreement) to the contrary, a minority interest in a privately held company where there are restrictions on the sale of that interest often is subject to a discount for non-control. In addition, the market for business interests with restrictions on control usually is not as liquid as the market for business interests where no such restrictions exist. Therefore, either separate discounts for both non-control and illiquidity, or a combined discount to reflect both (i.e. a "minority discount"), might be warranted. As previously noted, when both a discount for non-control and a discount for illiquidity are to be applied, and an attempt is made to quantify each of them separately, the calculation should be made on a multiplicative basis rather than on an additive basis.

Ready marketability definitely adds value to a security. Conversely, lack of marketability detracts from the security's value as compared to a security that is identical but marketable, the market pays a premium for liquidity or exacts a discount for the lack of it.

The shares of MOYCO's Common Stock that are subject to this Report are publicly traded. Set out below is a summary of other marketability discount studies.

Quantifying Discounts for Lack of Marketability

Overview

In theory, a discount for illiquidity is related to the time value of money and the risk of adverse events that negatively affect price occurring while waiting to consummate the sale of a business or interest therein. Whether to adopt, and if so quantify, a discount for illiquidity are both matters of judgement having regard to fact specific circumstances. Factors that normally should be considered in this regard include:

o        whether a controlling interest or a minority interest is being valued.
         In the absence of a Shareholder's Agreement or other agreement which provides liquidity, for reasons of both non-control and comparative illiquidity a minority position in a closely held company generally is less marketable than is a controlling interest therein;

o general economic conditions. During good economic times, there generally is more disposable income available combined with a general increase in the level of merger and acquisition activity across all industries. As a general rule, a more favorable economic environment normally contributes to an increase in liquidity. However, in a private company context as a practical matter this generally would not be as important to the liquidity of a minority shareholding as it would be to the comparative liquidity of an en bloc or control shareholding;

o        the level of merger and acquisition activity within a given industry.
         Certain industries go through periods of very active acquisition activity and consolidation. Where this is the case, corporate acquirers are more actively seeking investment opportunities and may provide a ready market, particularly for an en bloc or control shareholding. Again, in a private company context as a practical matter this generally would not be as important to the comparative liquidity of a minority shareholding;

o the size of the company in which the interest is held. Larger companies normally are more liquid simply as a result of the general interest in the market place and the likelihood of a larger number of competing bids. In addition, a larger company more likely has the financial resources to employ an intermediary to conduct an active search for prospective purchasers. Conversely, a small privately held company may not be of interest to many corporate acquirers who may view the costs involved in acquiring and integrating a small company as exceeding the benefits to be derived therefrom. Again, in a privately held company context this generally would not be as important to the liquidity of a minority shareholding as it would be to the liquidity of an en bloc or control shareholding;

o post-acquisition synergies. Where a company offers a potential purchaser significant post-acquisition net economic value added and strategic advantage by virtue of certain patents, territories covered, customer base, and so on, it more likely will be of interest to one or more corporate acquirers, thereby enhancing its marketability. While this generally would be relevant in a private company context to the valuation of an en bloc or control shareholding, unless a 'strategic purchaser' acquired a minority shareholding as part of a long term strategy to acquire control of, or all of the outstanding shares of, a private company, as a practical matter this generally would not be as important to the liquidity of a minority shareholding as it would be to the liquidity of an en bloc or control shareholding; and,

o the shareholding structure of the company. As a general rule, where no one shareholding controls, and depending on the comparative size of the existing shareholdings, there may be greater liquidity attached to a particular minority shareholding than otherwise would be the case. Stated another way, purchasers of a minority interest in a privately held company may be less interested in consummating a transaction where one or more shareholders control the company as contrasted to circumstances where no one shareholder or defined group has a controlling interest.

In the instance of MOYCO, and based upon the analysis above, in our Opinion a 20% discount for the restrictive nature and therefore lack of marketability of the minority voting shares is appropriate.

                                   APPENDIX VI

                           COMPANY FINANCIAL CONDITION

[MOYCO LETTERHEAD]



Date: March 26, 2003
To:   Milton Barbarosh/Stenton Leigh Group
From: Mark Sternberg
RE:   Financing

Dear Milton:

Over the past 24 months, we have gone through many meetings and discussions with various financial institutions to obtain financing for Moyco Technologies, Inc. Our attempts to secure financing, has been unsuccessful except for the refinancing of our building. PNC Bank advised they were not renewing the current credit lines. Our financial performance left us below the thresholds for the loan covenants, and since PNC had inter-lockatory agreements, we were basically forced to refinance the building and pay off PNC debt. After the refinancing, we met with various financial institutions to secure a working capital loan, and/or other debt without success. These institutions include Fleet Bank, Sovereign Bank, Millenium Bank, and Imperial Capital.

Without the support of a bank, Marvin Sternberg provided the working capital to keep the company operating.

Please give me a call, if you have questions concerning the above.

Cordially,

Mark Sternberg

Mark Sternberg
Moyco Technologies, Inc.

DRAFT FINANCIAL INFORMATION

Consolidated Financial Statements

                                     MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                                             CONSOLIDATED BALANCE SHEET

                                                                                       March 31,         June 30,
                                                                                         2003             2002
                                                                                      -----------      -----------
                                                                                      (Unaudited)
                                         ASSETS

CURRENT ASSETS:
      Cash and cash equivalents                                                       $    50,000      $   107,474
      Accounts receivable, net of reserves of $155,896 and $163,866                       505,220          665,123
      Inventories, estimated                                                            1,550,000        2,513,578
      Income tax receivable                                                               815,000          445,000
      Prepaid expenses and other current assets                                            58,063           24,684
                                                                                      -----------      -----------

                           Total current assets                                         2,978,283        3,755,859
                                                                                      -----------      -----------


PROPERTY, PLANT AND EQUIPMENT:
      Land                                                                                 65,000           65,000
      Buildings and improvements                                                        2,157,567        2,154,561
      Machinery and equipment                                                           3.302.211        3,312,084
      Furniture and fixtures                                                              386,552          386,551
      Automotive equipment                                                                 91,119           91,119
      Construction in progress                                                             44,285           19,536
                                                                                      -----------      -----------

      Less-Accumulated depreciation and amortization                                    6,136,734        6,028,851
                                                                                       (3,957,471)      (3,662,324)
                                                                                      -----------      -----------
                           Net property, plant and equipment                            2,179,262        2,366,527
                                                                                      -----------      -----------

OTHER ASSETS                                                                              142,585           81,725
                                                                                      -----------      -----------

                                                                                      $ 5,300,130      $ 6,204,111
                                                                                      ===========      ===========

                                     MOYCO TECHNOLOGIES, INC. AND SUBSIDIARIES
                                             CONSOLIDATED BALANCE SHEET

                                                    (Continued)

                                                                                        March 31,       June 30,
                                                                                          2003            2002
                                                                                       -----------     ----------
                                                                                       (Unaudited)
                                    LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
      Current portion of capital lease obligations                                     $        -      $   98,136
      Current portion of long-term debt                                                    35,535          34,535
      Accounts payable                                                                    600,000         649,231
      Accrued payroll-officer                                                              80,700               -
      Accrued expenses                                                                    162,112         106,542
      Other current liabilities                                                            63,429               -
                                                                                       ----------      ----------

                           Total current liabilities                                      941,776         888,444
                                                                                       ----------      ----------

CAPITAL LEASE OBLIGATIONS

LONG TERM DEBT                                                                                  -         641,685
                                                                                       ----------      ----------

NOTE PAYABLE TO OFFICER                                                                 1,500,000         524,008
                                                                                       ----------      ----------

ADVANCE FROM OFFICER                                                                      104,583               -
                                                                                       ----------      ----------

COMMITMENTS AND CONTINGENCIES                                                             200,000          68,369
                                                                                       ----------      ----------

SHAREHOLDERS' EQUITY:
      Preferred stock, $.005 par value, 2,500,000
         shares authorized, none issued and outstanding
      Common stock, $.005 par value, 15,000,000
         shares authorized, 5,826,236 and 5,813,736 shares issued
         and 5,094,076 and 5,081,576 shares outstanding, respectively                      29,126          29,063
      Additional paid-in capital                                                           56,208          47,770
      Retained earnings                                                                 2,623,555       4,159,890
      Less - Treasury stock of 732,160 shares, at cost                                   (155,118)       (155,118)
                                                                                       ----------      ----------

                                                                                        2,553,771       4,081,605
                                                                                       ----------      ----------
                           Total shareholders' equity:                                 $5,300,130      $6,204,111
                                                                                       ==========      ==========